As confidentially submitted to the U.S. Securities and Exchange Commission on February 3, 2020.
This draft registration statement has not been publicly filed with the U.S. Securities and
Exchange Commission and all information herein remains strictly confidential.

Registration No.  333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Green Grass Ecological Technology Development Co., Ltd.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	700	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification number)

9th Floor, Lvdi Zhihai Tower A3

North Kerqin Road, Nandian Street, Xincheng District

Huhe Haote City, Inner Mongolia 010000

Tel: + (86) 471-5287999

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Mr. Jian Sun

9th Floor, Lvdi Zhihai Tower A3

North Kerqin Road, Nandian Street, Xincheng District

Huhe Haote City, Inner Mongolia 010000

Tel: + (86) 471-5287999

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey Li Ada Danelo Foster Garvey, P.C. Flour Mill Building 1000 Potomac Street NW, Suite 200 Washington, D.C. 20007-3501 (202) 965-1735	Other Counsel

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Calculation of Registration Fee

Title of Class of Securities to be Registered	Amount to Be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Ordinary shares, par value $0.0001 per share(2)	—	$—	$—	$—
Total	—	—	$—	$—

(1)	The registration fee for securities to be offered by the Registrant is based on an estimate of the Proposed Maximum Aggregate Offering Price of the securities, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
(2)	In accordance with Rule 416(a), the Registrant is also registering an indeterminate number of additional ordinary shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions. Includes ______ ordinary shares which may be issued upon exercise of the underwriters’ over-allotment option.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)	Dated [__], 2020

__ Ordinary Shares

Green Grass Ecological Technology Development Co., Ltd.

This is the initial public offering of our ordinary shares. We are offering __ ordinary shares.  We expect the initial public offering price of the shares to be between $__ and $__ per share.  Currently, no public market exists for our ordinary shares.  We will apply to have our ordinary shares listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “QQCY.”

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, and will be subject to reduced public company reporting requirements.

Investing in our ordinary shares is highly speculative and involves a significant degree of risk.  See “Risk Factors” beginning on page 11 of this prospectus for a discussion of information that should be considered before making a decision to purchase our ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to us, before expenses	$	$

(1)	The underwriter will receive compensation in addition to such discount and commissions as set forth under “Underwriting.”

We have granted the placement agent a 45-day option to purchase up to an additional __________ ordinary shares at the public offering price, less the placement discount, to cover any over-allotments.

The underwriter expects to deliver the ordinary shares against payment as set forth under “Underwriting”, on or about ●, 2020.

UNDERWRITER LOGO

The date of this prospectus is ●, 2020

TABLE OF CONTENTS

Page
PROSPECTUS SUMMARY	1
RISK FACTORS	11
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	37
USE OF PROCEEDS	38
CAPITALIZATION	39
DILUTION	40
EXCHANGE RATE INFORMATION	41
ENFORCEABILITY OF CIVIL LIABILITIES	42
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA	43
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	44
OUR INDUSTRY	58
BUSINESS	60
MANAGEMENT	74
PRINCIPAL SHAREHOLDERS	78
RELATED PARTY TRANSACTIONS	79
DESCRIPTION OF SHARE CAPITAL	80
SHARES ELIGIBLE FOR FUTURE SALE	85
TAXATION	87
UNDERWRITING	93
EXPENSES RELATING TO THIS OFFERING	98
LEGAL MATTERS	98
EXPERTS	98
WHERE YOU CAN FIND ADDITIONAL INFORMATION	98
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any free-writing prospectus. We are offering to sell, and seeking offers to buy, the ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares.

i

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and related notes and the risks described under “Risk Factors” beginning on page 11. We note that our actual results and future events may differ significantly based upon a number of factors.  The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

All references to “we,” “us,” “our,” “Company,” “Registrant” or similar terms used in this prospectus refer to Green Grass Ecological Technology Development Co., Ltd, an exempted company incorporated under the laws of the Cayman Islands (“QQCY” or “Green Grass Cayman”), including its consolidated subsidiaries and variable interest entities (“VIEs”), unless the context otherwise indicates. We currently conduct our business through Inner Mongolia Green Grass Yuan Ecological Technology Development Co., Ltd. (“IMGG”) and Beijing Rongshiyuan Ecological Technology Development Co., Ltd. (“BRE”), our operating entities in China.

“PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this prospectus, Taiwan, Hong Kong and Macau, “RMB” or “Renminbi” refers to the legal currency of China and “$”, “US$” or “U.S. Dollars” refers to the legal currency of the United States.

Our Business

We are currently engaged in the businesses of specialty agriculture farming of alfalfa, wasteland transformation, agriculture harvesting services and biomass raw materials (straw and agriculture residue) collection and processing for power plants and paper mills.

We signed contracts with the local counties of Feng Zhen City in the Inner Mongolian Autonomous Region for use rights to mostly abandoned and waste-lands comprising 74,220 mu or 12,228 acres (approximately 50 square kilometers) in August 2013. We grow and farm alfalfa on these lands that lack water resources or are far from the villages and cannot be farmed without modern technologies and machinery. We obtain the contractual rights for the use of these abandoned and waste lands from the local government through a land use rights transfer process at a much lower cost than normal market prices. We then use biological and engineering measures to construct desertification protection systems for these waste lands, and use drip technologies to efficiently utilize the available water resources to grow alfalfa.

Alfalfa is a perennial herb and its strong and deep roots could bind organic substances to the soil. It absorbs calcium and breaks down phosphates and deposits them in the soil to decompose into organic colloids, which can stabilize the soil and improve its chemical and physical conditions. Alfalfa roots can retain the nitrogen from the surrounding air to increase soil fertility. Usually, Alfalfa can be harvested 3 times annually.

Alfalfa is a preferred feed for livestock and fresh alfalfa is a top choice for cattle. It can also be processed as hay, hay meal or with a mixture of other animal feeds. High-quality alfalfa is essential for the production of organic milk and for the livestock farming, including cattle, sheep and pigs. More than 50 percent of China’s supply of alfalfa comes from the United States. Inner Mongolia is the province with the highest consumption of high-quality alfalfa in China, and its milk output accounts for about one fifth of China’s total. High quality alfalfa products are in short supply in Inner Mongolia and China, and there is a large market for our alfalfa products, as a substitute for imports. Under good management, our alfalfa in Feng County can have three harvests a year (early June, mid July and early October) with hay production between 3,642 and 6,070 kg per acre. We sell our alfalfa hay in two ways: (i) on-site sales at our fields and (ii) finished products sales, shipping out of our warehouse. Customers can review the color of alfalfa hay and test the moisture content of the products to select the product they would like to buy. The quality of our alfalfa products has reached the quality level of imported products, and our sales price is 15% to 20% lower than that of comparable imported products. Currently our alfalfa products are in short supply.

We own large agricultural machinery and equipment and are well-equipped to operate on a modern agriculture production scale, compared to most farmers in China. The degree of our mechanization and automation operations has reached the level of similar farming companies in the United States. We own John Deere (USA) tractors and CLAAS (Germany) tractors, KUHN (France) precision seed drillers, KUHN field mowers, KUHN rake machines, KUHN large square balers, a KUHN wind wrap machine, KUHN fertilizer spreaders, KUHN hydraulic turnover plows, KUHN power driven harrows, KUHN subsoilers, and KUHN fertilizer application machines. We also own other ancillary machines, such as hydraulic folding press machines; graders; grass grabbers; folding joint preparation machines; loaders; holding clamp machines; spray machines; movable generators; soil preparation machines; fertilizer application machines; rotary tillers; trenching machines; and planer graders.

Our agricultural machinery and equipment cover the full range from initial land preparation and planting to harvesting and transportation, and meet the requirements of modern agricultural machinery operation and efficiency. Our agricultural machinery and equipment not only ensure the consistency of our yield and quality control for our own products, but also can be used to provide harvesting services to other famers in China. Also, we have a fleet of transportation vehicles such as large flat transport vehicles, fuel trucks, a 55-ton large oil storage tank, and a pickup truck for both passenger and cargo, which can effectively serve our logistical needs.

We don’t lease our harvesting equipment and other agricultural machinery to other growers but use them as a part of our harvesting services, i.e. our operators will operate these equipment and agricultural machinery to harvest alfalfa, wheat or corn for other growers. Because these agricultural machinery are expensive and require trainings before operation, we only allow our own operators to operate these agricultural machinery and charge fees for such harvest services. Our services include crop harvesting, packing and baling and transporting them to designated warehouses. Our service fee varies depending on the service items, harvest areas, time schedule and travel distance.

Our service team provides inter-state services for an operating radius of more than 2,000 kilometers. We have approximately 50 experienced professional operators of our large imported machinery, who each have 5 to 10 years of machine operation experience and long distance cross-provincial operation experience. Our agriculture harvesting services have served farmers in Shandong Province, Heilongjiang Province, Xinjiang Autonomous Region, Liaoning Province, Jilin Province, Anhui Province, Henan Province, Ningxia Autonomous Region and Shanxi Province, as well as in our own home state, Inner Mongolian Autonomous Region.

As of June 30, 2019, we had accumulatively spent approximately $6.6 million of the agricultural machinery and equipment that we used in our farming business. In addition, we spent approximately $3.1 million and $3.0 million for the years ended June 30, 2019 and 2018, respectively, of maintaining mechanization and automation in our farming business.

We have our own mechanical staffs who maintain our equipment and machinery, replace wearing and spare parts and make oil changes as a part of daily operations. With good maintenance, we don’t expect any major repair to existing machinery or costs to acquire new equipment in the near future. If we have to make any major repair or replace any of our agricultural machinery, it will have negative impact on our operation and financial result due to reduce of productivity and increase of the expenses.

The increased automation allow us to operate our alfalfa and biomass business in large scales. Without large agricultural machinery, it is costly and physically impossible to grow, manage, harvest, pack, process and transport alfalfa and straws in large farm land and provide harvest services to small growers. With these agricultural machinery, we create scale effect and meet demands of large customers for their needs of alfalfa and biomass materials at a competitive price compared to less automated competitors.

Another main business of ours is to process and sell biomass waste and residues to power generation plants and paper mills, mainly corn and wheat straws. The straws are the waste and residue from the agriculture industry after harvesting of the crops. We purchase and collect the straws from local farmers, then cut, pack and sell them to the biomass power plants or paper mills as the raw materials for their production. It is expensive and time consuming for farmers to collect and process these straws. Traditionally, Chinese farmers pile such agricultural waste up in their fields and burn it, which has been a main cause of the air pollution in China, and also increases the risk of forest fires.

With the strong air pollution control laws and regulations currently in China, burning agricultural waste and residue is strictly prohibited and there is 24/7 satellite monitoring and enforcement. Farmers are fined for violations, or criminally penalized if the violation is serious. Also, local government officials can be held accountable for any such violations in their jurisdiction by the central government.

Straw is a renewable energy source. The caloric value of every two tons of straw is equivalent to one ton of standard coal, and its average sulfur content is only 0.38%, while the average sulfur content of coal is about 1%.

We own full sets of highly efficient machinery and equipment to collect, process and dispose of agricultural waste and residue. We sell such biomass products to biomass power generation plants to generate electricity, as well as to the paper mills as alternative raw material in place of wood and wood pulp.

Currently, we conduct combined harvesting, processing, packaging, storage and transportation of straw, mainly of corn straw in three provinces in northeast China (Heilongjiang, Liaoning and Jilin provinces) and wheat straw in four provinces (Anhui, Henan, Shandong and Hebei provinces). We are in the process of assembling a straw biomass cleaning production line and we expect to add an additional value-added service to pre-clean the biomass raw materials before turning them to our customers once we completed our assembling and final testing phase of the production line.

In November 2017, we entered into a supply contract with one of the biomass power plants of Guoneng Biomass Power Generation Group Co. Ltd. (“Guoneng”), a subsidiary of the State Grid. In April 2019, we entered into three more supply contracts with three additional biomass power plants of Guoneng. The four biomass power plants have agreed to purchase all the straw we can supply for its power generation plants all year long. Guoneng owns 41 biomass power plants in operation and the total demand of 41 power plants is approximately 13.5 million tons per year. We currently can only supply approximately 400,000 tons per year, leaving substantial room for growth.

We also process straw and agricultural residue and sell biomass products to paper mills as raw material. According to China’s National Bureau of Statistics, from early September 2016 to mid-October 2017, pulp prices increased by 56.77% to RMB 6,550.6 ($1,008) per ton, and corrugated paper prices increased by 126.21% to RMB 5,730 ($882) per ton.

In 2017, the paper production volume in China was 9.2 million tons and consumption in China was 8.54 million tons.

The paper mills have been using a new process of straw paper manufacturing, in which no chemicals are used in the production process. The biomass wastes are fermented and decomposed using bacterial liquid, such that the paper products manufactured in this way meet the safety and health requirements for food contact packing paper.

On January 8, 2020, we established a not-for- profit training school to provide trainings of agricultural skills and technologies to local farmers, such as driving and maintenance of agricultural machinery, modern agriculture technologies, cultivation and pest control of fruit trees, livestock farming, plant protection, conservation of water and soil. Through such training school, we hope to help local farmers obtain new skills for modern agriculture industry, increase income and come out of poverty. The training school could also supply us with much needed and well trained potential employees for our business development. We don’t charge any tuition to the students and the local government provides certain subsidies to each farmer we successfully train.

Our Strategy

We plan to continue to expand our business in specialty alfalfa farming, wasteland transformation, agricultural harvesting services, and biomass raw materials (straw and agricultural residue) collection and processing for power plants and paper mills. We will continue to market our products and services to attract more clients through referrals from existing clients and through offline marketing methods, and we also plan to build and use an online platform for various marketing campaigns, attracting and expediting order processing, increasing our reputation and influence in the industry, and building our brand recognition in China. However, there is no guarantee that our expansion plans will be successful. We plan to implement the following strategies:

●	Obtain development and use rights of wasteland at a lower cost from local governments and grow more high quality alfalfa products to supply livestock and cattle farmers in Inner Mongolia and other Chinese provinces.

●	Develop our biomass business by entering into long-term supply contracts with five major state owned power companies, which control a total of 499 biomass power generation plants;

●	Develop our biomass business with more major paper mills in China and enter into long-term supply contracts with these paper mills;

●	Expand our biomass waste and raw material collection operations into additional major agricultural provinces in China, such as Heilongjiang and Xinjiang Provinces;

●	Expand our biomass raw materials of rice straw, caragana korshinskii, cotton, reed and sugarcane tops; and

●	Expand our agricultural harvesting services business and expand into the southern provinces of China, which have different weather conditions and harvest seasons than our current markets in the northern provinces of China, thus reducing the idle time for our machines and operators.

Our Strengths

We believe that the following strengths differentiate us from our competitors and provide us with advantages for realizing the full potential of our market opportunity:

●	We own large imported agricultural machines and equipment from the U.S., France and Germany and are well-equipped to operate on a modern agricultural production scale, compared to most farmers in China. The degree of mechanization and automation of our operations has reached the level of similar farming companies in the United States. We are more efficient in operations and cost savings than other farmers in China.

●	Using large agricultural machines and equipment improves the efficiency and reduces the cost for our alfalfa farming, however, the minimum land requirements to use such large machinery is at least 5,000 mu (3.33 square kilogram). With the current land use policies, most farmers in China do not have use rights to enough land to operate large machinery, whereas we have use rights to 70,000 mu of land. The imported large agriculture machines are expensive, and cost approximately $1.5 million to $2 million, rendering them cost-prohibitive to most farmers in China.

●	We use drip technology to irrigate our crops. This technology irrigates based on the actual needs of the crop, using a pipeline and tube to gradually drip water and nutrition drop by drop evenly to the root area of the crops. Such irrigation methods will not damage the soil structure, cause less evaporation and almost no surface flow or deep layer leaks, and are a water saving method which is best for areas susceptible to water shortages and helps ensure the growth of alfalfa during drought seasons. However, the dripping irrigation system is expensive to set up initially: pipes must be buried at 60 centimeter intervals and one square kilometer land requires 1,667 kilometers of irrigation pipeline, which is cost-prohibitive for small farmers;

●	We have approximately 50 trained and experienced professional operators of our large imported machinery, each of whom has 5 to 10 years of machine operation experience and long distance cross-provincial operation experience.

●	There are barriers to entry for agriculture biomass collection and process businesses, and there are almost no large professional agriculture biomass raw material supply companies, due to various factors, including that (i) a machine operation team with a daily output of 400 to 500 tons of straw requires an equipment investment of approximately RMB 8 to 10 million ($1.23-1.54 million), which is prohibitive for ordinary farmers or small companies; (ii) the equipment only operates in summer and autumn (e.g. during the harvest seasons), and is idle during most of the winter and spring, therefore, such business might not be economical for a pure agriculture biomass processing company without diversified agriculture businesses and other income resources; (iii) the operations require thorough management of production procedures, and specialized equipment operation skills, and the equipment and machines require constant maintenance and parts support; (iv) the farmers require cash payments to purchase their straw and accounts receivable take time, and the business requires large investment and cannot be done without substantial liquidity. Diversified channels to reach borrowers and investors are also required.

●	We have established large, long-term clients such as biomass power plants under the State Grid and publicly traded paper companies, which expect to buy our entire supply based upon our current capacity.

●	Our business is an environmentally friendly business, which aids in reducing CO2 emissions and increase income for rural low income farmers, by purchasing their agricultural waste which was formerly burned, resulting in practices which are strongly encouraged and supported by local governments.

●	We have an experienced and strong management team.

Our Challenges

We face challenges and uncertainties in realizing our business objectives and executing our strategies, including the following:

1. Fire accidents. Our products, alfalfa hay and straw, are highly flammable. Although we have purchased relevant storage and shipment insurance, any fire accidents would materially affect our business.

2. The price of alfalfa hay in international markets, especially in the U.S. Currently, approximately 40% of high quality alfalfa consumed in China is imported, mostly from the U.S. We currently use alfalfa seeds imported from the U.S. Although the sale price of domestic alfalfa hay is 15-20% lower than similar imported products, any price and supply/demand change in international markets will impact our business.

3. Any changes in the livestock and cattle industry, such as the number of cattle, will affect our business.

4. Quantity and quality of agriculture biomass. There is a seriously insufficient supply of biomass straw for power plants and paper mills and we mainly purchase the straw from individual farmers. We supplement our supply with certain cooperative farmers associations, and the quality of biomass waste is not consistent. The impurities and dust of raw biomass waste materials might be excessive, which could be harmful to power generation systems and paper mill facilities and seriously affect the stable production of the plants/mills. We have invested in and installed the systems at the biomass power plants to filter out the impurities and remove the excessive dust to ensure the product quality, which increases our cost.

5. Obtaining more land use rights in China is a long and laborious process, which we would need to engage in if and when we expand our alfalfa farming business.

We face additional risks and uncertainties related to our corporate structure and the regulatory environment in China. Please see “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

Corporate History and Structure

We began our operations in China through the Inner Mongolia Green Grass Yuan Ecological Technology Development Co., Ltd. (“IMGG”), which was incorporated in the Inner Mongolia Autonomous Region of China in May 2013. On April 28, 2019, Beijing Rongshiyuan Ecological Technology Development Co., Ltd. (“BRE”) was incorporated. On May 10, 2019, we incorporated the Green Grass Ecological Technology Development Co., Ltd. under the laws of the Cayman Islands as our offshore holding company. On May 15, 2019, we incorporated Green Grass International Ecological Technology Development Co., Ltd., our wholly owned British Virgin Islands subsidiary (“Green Grass BVI”), which established a wholly owned subsidiary in Hong Kong (“HK Co” or “Green Grass HK”) on May 30, 2019. Green Grass HK incorporated a wholly foreign owned enterprise, Green Grass Yuan (Beijing) Technology Development Co., Ltd. in PRC (“Green Grass WFOE”) on August 15, 2019. On September 6, 2019, Green Grass WFOE entered into a series of contractual arrangements, or VIE agreements with IMGG, 98% equity shareholders of IMGG (“IMGG Shareholders”), BRE and all equity shareholders of BRE (“BRE Shareholders”), through which we have obtained control and become the primary beneficiary of IMGG and BRE. These contractual arrangements allow us to effectively control and derive 100% of the economic interest from IMGG and BRE. On January 8, 2020, IMGG established Wulanchabu Green Grass Yuan Professional Training School (“QQCY School”) as a private non-enterprise entity for the training of driving and maintenance of agricultural machinery, modern agriculture technologies, cultivation and pest control of fruit trees, livestock farming, plant protection, conservation of water and soil. The QQCY School is a not-for-profit entity. The incorporation of Green Grass HK, Green Grass WFOE and execution of VIE agreements mentioned above are collectively referred as “Restructuring.”

The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated variable interest as of the date of this prospectus upon the completion of our Restructuring as mentioned above, which will be completed prior to the closing of this offering. For more information, see “Business—Our Corporate History and Structure”.

Equity Control
Contractual Arrangements
Sponsorship Control

(1)	Mr. Jian Sun is the principal of Wulanchabu Green Grass Yuan Professional Training School, the sponsorship interests of which is 100% held by IMGG.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	our insiders are not required to comply with Section 16 of the Exchange Act requiring such individuals and entities to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Variable Interest Entity Arrangements

In establishing our business, we have used a variable interest entity, or VIE, structure. In the PRC, investment activities by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, which was promulgated and is amended from time to time by the PRC Ministry of Commerce, or MOFCOM, and the PRC National Development and Reform Commission, or NDRC. In June 2018, the Guidance Catalog of Industries for Foreign Investment was replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2018 Version) which was amended by the Special Administrative Measures (Negative List) for Foreign Investment Access (2019 Version) in June 2019, or the Negative List. The Negative List divides industries into two categories: restricted and prohibited. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations. Our Company and the WFOE are considered as foreign investors or foreign invested enterprises under PRC law.

The business we conduct through our each variable interest entity is within the category which foreign investment is currently restricted under the Negative List or other PRC Laws. In addition, we are centralizing our management and operation in the PRC without being restricted to conducting certain business activities which are important for our current or future business but are restricted or might be restricted in the future. As such, we believe the agreements between the WFOE and each variable interest entity are necessary and essential to our business operations. These contractual arrangements with each variable interest entity and its shareholders enable us to exercise effective control over the variable interest entities and hence consolidate their financial results as our VIE.

In our case, the WFOE effectively assumed management of the business activities of each our variable interest entity through a series of agreements which are referred to as the VIE Agreements. The VIE Agreements are comprised of a series of agreements, including Technical Consultation and Service Agreements, Equity Pledge Agreements, Equity Option Agreements, and Voting Rights Proxy and Finance Supporting Agreements. Through the VIE Agreements, the WFOE have the right to advise, consult, manage and operate the variable interest entities for an annual consulting service fee in the amount of 98% of IMGG’s net income and in the amount of 100% of BRE’s net income. 98% shareholders of IMGG and 100% shareholders of BRE (the “VIE Shareholders”) have pledged their right, title and equity interests in the variable interest entities as security for the WFOE to collect consulting services fees provided to the variable interest entities. In order to further reinforce the WFOE’s rights to control and operate the variable interest entities, the VIE Shareholders have granted the WFOE an exclusive right and option to acquire all of their equity interests in the variable interest entities through the Equity Option Agreement.

Variable Interest Entity Arrangements with IMGG

We entered into the contractual arrangements with IMGG upon consummation of the Restructuring on September 6, 2019 and have effectively control of IMGG through a series of contractual arrangements as follows:

Technical Consultation and Service Agreement. Pursuant to the Technical Consultation and Service Agreement between Green Grass WFOE and IMGG, Green Grass WFOE has the exclusive right to provide consultation and services to IMGG in the area of human resources, technology and intellectual properties. For such services, IMGG will agree to pay service fees in the amount of 98% of its net income and also has the obligation to absorb 98% of IMGG’s losses. Green Grass WFOE exclusively owns any intellectual property rights arising from the performance of this Technical Consultation and Service Agreement. The amount of service fees and payment term may be amended by Green Grass WFOE and IMGG upon consultation. The term of the Technical Consultation and Service Agreement is 20 years, which could be extended if Green Grass WFOE gives its written consent to the extension of the agreement before its expiration and IMGG shall agree with such extension without any reservation. Green Grass WFOE has the right to terminate this agreement at any time by giving 30 days’ written notice to IMGG.

Equity Pledge Agreement. Pursuant to an Equity Pledge Agreement among Green Grass WFOE, IMGG and IMGG VIE Shareholders, IMGG VIE Shareholders pledged their equity interests in IMGG to Green Grass WFOE to guarantee IMGG’s performance of relevant obligations and indebtedness under the Technical Consultation and Service Agreement. In addition, IMGG VIE Shareholders have completed the registration of the equity pledge under the Equity Pledge Agreement with the competent local authority. If IMGG breaches its obligation, Green Grass WFOE, as pledgee, is entitled to certain rights, including the right to dispose the pledged 98% equity interests in order to recover these breached amounts. The Equity Pledge Agreement is continuously valid until all of the IMGG VIE Shareholders are no longer shareholders of IMGG.

Equity Option Agreement. Pursuant to an Equity Option Agreement among Green Grass WFOE, IMGG and IMGG VIE Shareholders, Green Grass WFOE has the exclusive right to require the IMGG VIE Shareholders to fulfill and complete all approval and registration procedures required under PRC laws for Green Grass WFOE to purchase, or designate one or more persons to purchase, IMGG VIE Shareholders’ equity interests in IMGG, once or at multiple times at any time in part or in whole at Green Grass WFOE’s sole and absolute discretion. The purchase price is the lowest price allowed by PRC laws (currently estimated to be RMB 1.00). If the purchase price is higher than RMB 1.00 to comply with applicable PRC laws, IMGG shall exempt Green Grass WFOE from the obligation of payment and agree that Green Grass WFOE will not be required to fulfill the payment obligation. The Equity Option Agreement remain effective until all the equity interest owned by each of the IMGG VIE Shareholders has been legally transferred to Green Grass WFOE or its designee(s).

Voting Rights Proxy and Finance Supporting Agreement. Pursuant to the Voting Rights Proxy and Finance Supporting Agreements among Green Grass WFOE, IMGG and IMGG VIE Shareholders, each of IMGG VIE Shareholders has irrevocably appointed Green Grass WFOE or Green Grass WFOE’s designee to exercise all his or her rights as an IMGG VIE Shareholder under the Articles of Association of IMGG, including but not limited to (1) proposing to hold a shareholders’ meeting, (2) the power to exercise all shareholder’s voting rights with respect to all matters to be discussed and voted in the shareholder’s meeting of IMGG, (3) exercising other voting rights the shareholders are entitled to under the laws of PRC promulgated from time to time, and (4) exercising other voting rights the shareholder is entitled to under the Articles of Association of IMGG, as may be amended from time to time. In addition, Green Grass WFOE agreed to arrange for funds to be provided as necessary to IMGG in connection with IMGG’s business (the “Financial Support”) and agreed that, should the business fails in the ordinary course of business, and as a result IMGG is unable to repay the Financial Support, IMGG shall have no repayment obligation. The term of the Voting Rights Proxy and Finance Supporting Agreements is 20 years, which may be extended by Green Grass WFOE through its written consent to the extension of the agreement before its expiration, and IMGG and IMGG VIE Shareholders also agree to the extension without reservation.

Variable Interest Entity Arrangements with BRE

We have entered into the contractual arrangements with BRE upon consummation of the Restructuring on September 6, 2019 and have effectively control of BRE through a series of contractual arrangements as follows:

Technical Consultation and Service Agreement. Pursuant to the Technical Consultation and Service Agreement between Green Grass WFOE and BRE, Green Grass WFOE has the exclusive right to provide consultation and services to BRE in the area of human resources, technology and intellectual properties. For such services, BRE agreed to pay service fees in the amount of 100% of its net income and also has the obligation to absorb 100% of BRE’s losses. Green Grass WFOE exclusively owns any intellectual property rights arising from the performance of this Technical Consultation and Service Agreement. The amount of service fees and payment term may be amended by Green Grass WFOE and BRE upon consultation. The term of the Technical Consultation and Service Agreement is 20 years, which may be extended if Green Grass WFOE gives its written consent to the extension of the agreement before its expiration and BRE shall also agree such extension without reservation. Green Grass WFOE has the right to terminate this agreement at any time by giving 30 days’ written notice to BRE.

Equity Pledge Agreement. Pursuant to an Equity Pledge Agreement among Green Grass WFOE, BRE and BRE Shareholders, BRE Shareholders pledged all of their equity interests in BRE to Green Grass WFOE to guarantee BRE’s performance of the relevant obligations and indebtedness under the Technical Consultation and Service Agreement. In addition, BRE Shareholders has completed the registration of the equity pledge under the Equity Pledge Agreement with the competent local authority. If BRE breaches its obligation, Green Grass WFOE, as pledgee, is entitled to certain rights, including the right to dispose the pledged equity interests in order to recover these breached amounts. The Equity Pledge Agreement is continuously valid until all of the BRE Shareholders are no longer shareholders of BRE.

Equity Option Agreement. Pursuant to an Equity Option Agreement among Green Grass WFOE, BRE and BRE Shareholders, Green Grass WFOE has the exclusive right to require the BRE Shareholders to fulfill and complete all approval and registration procedures required under PRC laws for Green Grass WFOE to purchase, or designate one or more persons to purchase, BRE Shareholders’ equity interests in BRE, once or at multiple times at any time in part or in whole at Green Grass WFOE’s sole and absolute discretion. The purchase price is the lowest price allowed by PRC laws (currently estimated to be RMB 1.00). If the purchase price is higher than RMB 1.00 to comply with applicable PRC laws, BRE shall exempt Green Grass WFOE from the obligation of payment and agree that Green Grass WFOE shall not be required to fulfill the payment obligation. The Equity Option Agreement remains effective until all the equity interest owned by each of the BRE Shareholders has been legally transferred to WFOE or its designee(s).

Voting Rights Proxy and Finance Supporting Agreement. Pursuant to the Voting Rights Proxy and Finance Supporting Agreements among Green Grass WFOE, BRE and BRE Shareholders, each of BRE Shareholders irrevocably appointed Green Grass WFOE or Green Grass WFOE’s designee to exercise all his or her rights as a BRE Shareholder under the Articles of Association of BRE, including but not limited to (1) proposing to hold a shareholders’ meeting, (2) the power to exercise all shareholder’s voting rights with respect to all matters to be discussed and voted in the shareholders’ meeting of BRE, (3) exercising other voting rights the shareholder is entitled to under the laws of PRC promulgated from time to time, and (4) exercising other voting rights the shareholder is entitled to under the Articles of Association of BRE amended from time to time. In addition, Green Grass WFOE agreed to arrange for funds to be provided as necessary to BRE in connection with BRE’s business (the “Financial Support”) and also agreed that should the business fails in the ordinary course of business, and as a result BRE is unable to repay the Financial Support, BRE shall have no repayment obligation. The term of the Voting Rights Proxy and Finance Supporting Agreements is 20 years, which can be extended by Green Grass WFOE through its written consent of the extension of the agreement before its expiration and BRE and BRE Shareholders agree such extension without reservation.

Emerging Growth Company Status

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies that are not emerging growth companies, including but not limited to (1) presenting only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions. As a result, investors may find investing in our ordinary shares less attractive.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of such extended transition period.

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Corporate Information

Our principal executive offices are located at 9th Floor, Lvdi Zhihai Tower A3, North Kerqin Road, Nandian Street, Xincheng District, Huhe Haote City, Inner Mongolia 010000. Our telephone number at this address is + (86) 471-5287999. Our registered office in the Cayman Islands is located at Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1104, Cayman Islands. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices.

Our website is http://www.nmgqqcy.net/. The information contained on our website is not a part of this prospectus.

The Offering

Securities being offered:	__ ordinary shares(1).

Initial offering price:	The purchase price for the shares will be between $__ and $__ per ordinary share.

Number of ordinary shares outstanding before the offering:	30,000,000 of our ordinary shares are outstanding as of the date of this prospectus.

Number of ordinary shares Outstanding After the Offering[1]:	__ ordinary shares

Gross proceeds to us, net of underwriting discount but before expenses:	Between $__ and $__, based on an offering price between $__ and $__.

Use of proceeds:	We intend to use the net proceeds of this offering to increase our production and storage capacity of biomass straw business and management and for other general corporate purposes. For more information on the use of proceeds, see “Use of Proceeds” on page 38.

Lock-up	All of our directors and officers and certain shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of 6 months after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Proposed Nasdaq Symbol:	QQCY

Risk factors:	Investing in our ordinary shares involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 11.

[1]	In addition, we may issue up to __ ordinary shares pursuant to the underwriters’ over-allotment option.
[2]	Excludes ordinary shares underlying underwriters’ warrants and ordinary shares pursuant to the underwriters’ over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated financial data for the years ended June 30, 2019 and 2018 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary consolidated statement of comprehensive income for the periods as indicated below:

	For the Years Ended June 30,
	2019	2018
	US$	US$
Statement of Operations data:
Revenues	$24,131,248	$22,080,450
Cost of revenues	(15,569,652)	(16,067,375)
Gross profit	8,561,596	6,013,075
Provision for doubtful accounts	(1,489,570)	(434,512)
Operating expenses	(941,617)	(712,490)
Income from operations	6,130,409	4,866,073
Other non-operating (expense) income, net	(261,847)	241,036
Provision for income taxes	-	-
Net income	5,868,562	5,107,109
Less: net income attributable to noncontrolling interest	117,370	102,142
Net income attributable to Green Grass Ecological Technology Development Co. Ltd.	$5,751,192	$5,004,967
Earnings per share, basic and diluted	$0.19	$0.17
Weighted average Ordinary Shares outstanding	30,000,000	30,000,000

	June 30, 2019	June 30, 2018
	US$	US$
Consolidated Balance Sheet Data:
Current assets	$16,173,902	$9,468,437
Total assets	$26,389,967	$22,597,351
Current liabilities	$1,267,397	$2,597,157
Total liabilities	$1,267,397	$2,597,157
Total equity	$25,122,570	$20,000,194

RISK FACTORS

An investment in our ordinary shares involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ordinary shares. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ordinary shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business

The loss of any of our key customers could reduce our revenues and our profitability.

Five customers accounted for 24.6% of our net revenue in the year ended June 30, 2019, and five customers accounted for 20.3% in the year ended June 30, 2018. There can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. Any failure to pay by these customers could have a material negative effect on our company’s business. In addition, having a relatively small number of customers may cause our quarterly results to be inconsistent, depending upon when these customers pay for outstanding invoices. If we cannot maintain long-term relationships with these major customers, the loss of our sales to them could have an adverse effect on our business, financial condition and results of operations.

We rely on a limited number of vendors, and the loss of any significant vendor could harm our business, and the loss of any one of such vendors could have a material adverse effect on our business.

We consider our major vendors to be those vendors that accounted for more than 10% of overall purchases in any given fiscal period. For the years ended June 30, 2019 and 2018, the Company purchased approximately 67.1% and 91.0%, of its raw materials from three and five major suppliers, respectively. We have not entered into long-term contracts with our significant vendors and instead rely on individual contracts with such vendors. Although we believe that we can locate replacement vendors readily on the market for prevailing prices, any difficulty in replacing a vendor on terms acceptable to us could negatively affect our company’s performance to the extent it results in higher prices or a slower supply chain.

We lack product and business diversification. Accordingly, our future revenues and earnings are more susceptible to fluctuations than a more diversified company.

Our current primary business activities focus on agricultural products and biomass recycling. Because our focus is limited in this way, any risk affecting the agricultural or biomass recycling industries could disproportionately affect our business. Our lack of product and business diversification could inhibit the opportunities for growth of our business, revenues and profits.

Governmental support to the agriculture industry and/or our business may decrease or disappear.

Currently the Chinese government is supporting agriculture businesses with tax exemptions and our alfalfa farming is exempted from valued tax and enterprise income tax. In addition, our local government has been supporting our company by providing subsidies from time to time. These beneficial policies may change, so the support we receive from the government may decrease or disappear, which may impact our development.

Beneficial tax incentives may disappear.

We operate our business through our Chinese subsidiaries and VIEs. Currently the agriculture industry is highly supported by the Chinese government. For example, to further strengthen and standardize the support of comprehensive agricultural development to the characteristic industries with agricultural advantages, the Chinese National Office of Comprehensive Agricultural Development has decided to carry out the compilation of The Plan for Comprehensive Agricultural Development to Support the Agricultural Advantage and Characteristic Industries (2019-2021) (the “New Plan”). However, the New Plan was recently adopted in 2018 and the final result remains to be further observed.

As an agricultural production enterprise, we are enjoying certain tax benefits, including income tax exemption. If the tax policies change in a way that some or all of the tax benefits we presently receive are cancelled, we may need to pay much higher taxes which will reduce or eliminate our profit margin.

The alfalfa cultivated by us may be subject to risks related to diseases, pests, abnormal temperature change and extreme weather events.

Agricultural products are exposed to diseases and pests. Pests and plant diseases during the cultivation process may significantly decrease the quantity of the qualified agricultural products provided to us, which may force us to breach our contracts with our clients by not being able to supply enough products to them timely, and further impact our revenues.

The extreme weather and other natural disasters such as drought, flood, snowstorm and earthquake may damage our production. The quality, cost and volume of our products could be materially adversely affected by extreme weather conditions or natural disasters; similarly, the end users of our products could also be adversely affected and as a result harming our sales and profitability. Man-made disasters, such as arson or other acts that may adversely affect our inventory in the winter storage season, may also damage our products or our facilities. Although we are using more and more carefully managed environments for cultivation, extreme weather events may still impact our cultivation process. We do not have insurance to protect against such risks. Also, extreme weather conditions and other natural disasters may affect our customers’ demand for our products, which would adversely affect our business prospects and results of operations.

The quality of the straw and biomass waste purchased from third party farmers may not be consistent and might be harmful to the systems of the biomass power plant and paper mills which we supply.

The quality of the straw and biomass waste purchased from third party farmers may not be consistent. The impurities and dust of certain biomass waste raw materials might be excessive, which could be harmful to power generation systems and paper mill facilities and seriously affect the stable production of the plants/mills. If we are unable to inspect and rule out any affected agricultural raw materials and sell them to our clients, our reputation will be harmed, our clients may cease purchasing products from us and ask for damages. Even if we are able to inspect the affected products, we will need to spend extra time and costs.

Our plans to increase production capacity and expand into new markets may not be successful, which will adversely affect our operating results.

Our plan to further develop our biomass business and its production capacity has placed and will continue to place, substantial demands on our managerial, operational, technological and other resources. As we plan to supply our biomass products to biomass power generation plants of all major electricity companies in China, these represent great opportunities for the company, but also represent a potential risk in losing focus and diluting management attention. If we fail to establish and manage the growth of our product offerings, operations and distribution channels effectively and efficiently in such business, we could suffer a material and adverse effect on our operations and our ability to capitalize on new business opportunities, either of which could materially and adversely affect our operating results.

Business expansion may present operating and marketing challenges. If we are unable to anticipate the changing demand that expanding operations will impose on our production systems and distribution channels, or if we fail to develop our production systems and distribution channels to meet the demand, we could experience an increase in expenses and our results of operations could be adversely affected.

Failure to accurately forecast customer demand could lead to excess supplies or supply shortages, which could result in decreased operating margins, reduced cash flows and harm to our business.

We may fail to correctly anticipate product supply requirements or suffer delays in production resulting from issues with our suppliers. Our suppliers may not supply us with a sufficient amount of materials of adequate quality, or they may provide them at significantly increased prices. We may in the future, experience delays or reductions in supply shipments, which could reduce our revenue and profitability. We may experience delays in production if we fail to identify alternative suppliers, or if supply is interrupted, each of which could materially adversely affect our business and operations.

If we fail to anticipate customer demand properly, an oversupply could result in excess or obsolete inventories, which could adversely affect our business. Additionally, if we fail to correctly anticipate our internal supply requirements, an undersupply could limit our production capacity. The difficulty in forecasting demand also makes it difficult to estimate our future results of operations, financial condition and cash flows from period to period. A failure to accurately predict the level of demand for our products could adversely affect our net revenues and net income, and we are unlikely to forecast such effects with any certainty in advance.

The alfalfa farming, biomass recycling and agricultural harvesting businesses are relatively new and changing rapidly in China which can result in unexpected developments and increase of competition that could negatively impact our operations.

The alfalfa farming, biomass recycling and agricultural harvesting businesses are relatively new and changing rapidly in China which can result in unexpected developments and increase of competition. Other companies may enter into these business areas or form strategic alliances to compete with us. These potential competitors may have more financial resources, offer more attractive services, respond faster to market opportunities or undertake more extensive and effective marketing campaigns. If we are unable to compete with these companies and meet the need for development in these industries, the demand for our products and service could stagnate or substantially decline, we could experience reduced revenues and our operation results could be negatively impacted. We cannot assure you that we will be able to effectively and successfully compete against new or existing competitors. Any inability to successfully compete with new or existing competitors may prevent us from increasing or sustaining our revenue and profitability level and result in a loss of market share.

Our growth prospects may be materially and adversely affected if we are unable to produce our products in sufficient quantities for our customer or if our competitors develop products that are favored by our customers.

We believe our future growth will depend on the value of our grass business for biofuel, power plant, or animal feed purposes. The ability to develop orders from customers, if at all, is uncertain due to several factors, many of which are beyond our control. If we are unable to produce sufficient alfalfa or collect sufficient straws to meet the initial demands of our customers, or if our competitors develop products that are favored by our customers, our growth will be adversely affected. If we are unable to generate our existing products in sufficient quantities - our growth prospects may be materially and adversely affected and our revenues and profitability may decline.

Our products are not nationally well known.

Our product visibility in general is not high in China. Although we plan to participate in more industry events to improve recognition and drive revenues, we have no guarantee that we will be able to materially increase the market recognition of all our edible fungi products. To the extent we are unable to increase our product visibility, we may face challenges in increasing revenues or increasing the profit margin for such products.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

Although we believe that our current cash and cash equivalents, anticipated cash flows from operating activities and the proceeds from this offering will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for at least 12 months following this offering, we may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We may incur substantial debt in the future, which may adversely affect our financial condition and negatively impact our operations.

We may decide in the future to finance our company through incurring debt. The incurrence of debt could have a variety of negative effects, including:

●	default and foreclosure on our assets if our operating revenue is insufficient to repay debt obligations;

●	acceleration of obligations to repay the indebtedness (or other outstanding indebtedness), even if we make all principal and interest payments when due, if we breach any covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

●	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

●	diverting a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and

●	creating potential limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate.

The occurrence of any of these risks could adversely affect our operations or financial condition.

Our financial results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our financial results of operations, including the levels of our net revenues, expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one period are not necessarily an indication of future performance. Fluctuations in financial results may adversely affect the market price of our ordinary shares. Factors that may cause fluctuations in our financial results include:

●	unanticipated costs;
●	potential adverse effects on existing business relationships with suppliers and customers;
●	obtaining sufficient working capital to support expansion;
●	continuing to fill customers’ demands on time;

●	maintaining adequate control of our expenses and accounting systems;
●	anticipating and adapting to changing conditions in the biomass power generation industry, whether from changes in government regulations, mergers and acquisitions involving our competitors, technological developments or other economic, competitive or market dynamics;
●	general economic, industry, and weather and market conditions; and

●	successfully integrating any future acquisitions

Despite our marketing efforts, we may not be able to promote and maintain our brand in an effective and cost-efficient way and our business and results of operations may be harmed accordingly.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing clients. Successful promotion of our brand and our ability to attract quality clients depends largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our services. Despite our marketing efforts, it is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. See “Business—Intellectual Property” and “Regulation—Regulation on Intellectual Property Rights.” Thus, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or that such intellectual property will be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

As of the date of this prospectus, we have intellectual property rights of five pending patent applications, six registered trademarks and three pending trademark applications and one copyright for one drawing for our logo in China. Our intellectual property also includes domain names: www.nmgqqcy.net, www.青青草原.com, www.青青草原.net, www.青青草原.cn, 青青草原.公司, 青青草原.中国. To protect our intellectual property, we enter into employment agreements with confidentiality obligations with our employees who may access our proprietary information, and we rigorously control access to our proprietary technology and information and closely monitor the unauthorized use of our intellectual property in the marketplace.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our marketplace and better serve our customers. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;
●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;
●	difficulties in retaining, training, motivating and integrating key personnel;
●	diversion of management’s time and resources from our normal daily operations;
●	difficulties in successfully incorporating licensed or acquired technology and rights into our business and products;
●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;
●	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;
●	risks of entering markets in which we have limited or no prior experience;
●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;
●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;
●	failure to successfully further develop the acquired technology;
●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;
●	potential disruptions to our ongoing businesses; and
●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced our products and services or that any new or enhanced products and services, if developed, will achieve market acceptance or prove to be profitable.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this prospectus. While we have the ability to provide different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

We have engaged in certain transactions including borrowing transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

We have entered into certain borrowing transactions with Mr. Jian Sun, a significant stockholder, director and executive officer of the Company. See “Related Party Transactions”. We may in the future enter into additional transactions with members of our board of directors and other related parties hold ownership interests.

Transactions with the related parties present potential for conflicts of interest, as the interests of these parties may not align with the interests of the Company and our shareholders with respect to the negotiation of, and certain other matters related to, our borrowing from such party. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as the treatment of events of default.

The Board will authorize the Audit Committee to review and approve all the related party transactions once it is established. We rely on the laws of Cayman Islands, which provide that directors owe a duty of care and a duty of loyalty to our company. Nevertheless, we may have achieved more favorable terms if such transactions had not been entered into with related parties and these transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations or may result in government enforcement actions or other litigation.

If the basic salary of certain employees fails to meet the local minimum salary standard, we may be faced with labor dispute or compensation.

The remuneration we pay to our employee in general consists of basic salary, subsidy and performance bonus subject to different department. For marketing staff, a great proportion of their remuneration is the performance bonus. As such, the basic salary of certain marketing staff of Shanghai Branch failed to meet the current local minimum salary standard. In accordance with the Labor Contract Law of People’s Republic of China, if the salary paid by the employer to its employee is below the local minimum salary standard, the labor administrative authorities shall order the employer to pay the shortfall; where payment is not made within the stipulated period, the employer shall be ordered to pay compensation to the employee based on 50% to 100% of the amount payable. In principle, each province has its own local minimum standard and the local minimum salary standard is subject to change each year. We will try our best to meet each local minimum salary standard. However, we cannot assure you that we can adjust the employees’ basic salary in time to meet the changing minimum standard. In such case, we may be faced with labor dispute or compensation.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including banking, risk management, software engineering, information technology, financial and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled marketing, technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve our customers could diminish, resulting in a material adverse effect to our business.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, which we believe fosters innovation, encourages teamwork and cultivates creativity. As we develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

Our property insurance coverage might not be sufficient to fully cover our losses and we do not have any insurance coverage for damage due to natural disasters or business liability or disruption insurance to cover our operations.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we have property insurance coverage for our machines, equipment, buildings and inventories, however, we do not have any business liability or disruption insurance to cover our operations or any insurance to cover losses due to natural disasters such as storms or hurricanes. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We may have exposure to greater than anticipated tax liabilities.

We are subject to enterprise income tax and value-added tax. Our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Our leased property for the training school may have defects and our right to use the properties may be affected by such defects challenged, which could cause significant disruption to our training school.

We lease the premises used in our training school from third parties. We require the landlord’ cooperation to effectively manage the condition of such premise and facility. In the event that the condition of the office premise and facility deteriorates, or our landlord fails to properly maintain and renovate such premise or facility in a timely manner or at all, the operation of our training school could be materially and adversely affected.

Moreover, the lessor has not provided us with valid ownership certificate. Under the relevant PRC laws and regulations, if the lessor is unable to obtain certificate of title because such property was built illegally or failed to pass the inspection or other reasons, such lease contract may be recognized as void and as a result, we may be required to vacate from the relevant property. In addition, if our lessor is not the owner of the property and it has not obtained consent from the owner or permit from the relevant government authorities, our lease could be invalidated. If this occurs, we may have to renegotiate the lease with the owner or the parties who have the right to lease the property, and the term of the new lease may be less favorable to us, or we may be required to vacate from the relevant property if the terms of the new leases are not reached. Furthermore, certain leased property may be recalled anytime by the lessor, and the Company may not pursue any recovery from such lessor due to the agreed terms between the Company and the lessor, which may cause monetary lost to the company. Under PRC laws, all lease agreements are required to be registered with the local housing authorities. We have not registered the lease for our training school. Failure to complete the required registration may expose our landlord, lessor and us to potential monetary fines.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of agriculture businesses, such as growing and selling agriculture products and livestock feed, is subject to restrictions under current PRC laws and regulations. For example, it is prohibited for foreign investors to invest in R&D, breeding, planting, and the production of related reproductive materials (including excellent genes in crop farming, animal husbandry, and aquaculture) of China’s rare, unique and precious varieties and to invest in the selection and breeding of transgenic crops, breeding livestock and poultry, and aquatic seedlings, as well as the production of genetically modified seeds (seedlings) thereof in accordance with the Special Administrative Measures (Negative List) for Foreign Investment Access (2018 Version) which was amended by the Special Administrative Measures (Negative List) for Foreign Investment Access (2019 Version) in June 2019, or the Negative List promulgated in June 2019, and other applicable laws and regulations. To improve our production, we might introduce rare, unique and precious varieties.

We are a Cayman Islands exempted company and our PRC subsidiary is considered a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among WFOE, our VIEs and the shareholders of our VIEs. As a result of these contractual arrangements, we exert control over our VIEs and consolidate their operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Corporate History and Structure.”

In the opinion of our PRC counsel, Allbright Law Offices, our ownership structure, the ownership structure of our PRC subsidiary and our consolidated VIEs, and the contractual arrangements among WFOE, our VIEs and the shareholders of our VIEs are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Allbright Law Offices has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which has taken effect on January 1, 2020. In addition, on December 26, 2019, State Counsel of PRC issued Regulation on the Implementation of the Foreign Investment Law of PRC, effective on January 1, 2020. Since they are relatively new, uncertainties exist in relation to their interpretations. The Foreign Investment Law and its implementation rule do not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our consolidated VIE through contractual arrangements will not be deemed as foreign investment in the future.

See “Regulation—Regulations Relating to Foreign Investment—The Draft PRC Foreign Investment Law” and “Risk Factors—Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.”

Although variable interest entity structures are not included in the Final Foreign Investment Law, it is uncertain whether any interpretation and implementation of the Final Foreign Investment Law or new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If the ownership structure, contractual arrangements and business of our company, our PRC subsidiary or our consolidated variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiary or consolidated variable interest entity, revoking the business licenses or operating licenses of our PRC subsidiary or consolidated variable interest entity, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from this offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our consolidated variable interest entities, and/or our failure to receive economic benefits from our consolidated variable interest entities, we may not be able to consolidate its results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our VIEs and the shareholders of our VIEs for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with VIEs to operate our businesses. For a description of these contractual arrangements, see “Corporate History and Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entities. For example, our consolidated variable interest entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our consolidated variable interest entities and their shareholders of their obligations under the contracts to exercise control over our consolidated variable interest entities. The shareholders of our consolidated variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated variable interest entities. Although we have the right to replace any shareholder of our consolidated variable interest entities under the contractual arrangement, if any shareholder of our consolidated variable interest entities is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “Risk Factors—Any failure by our consolidated variable interest entities or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” Therefore, our contractual arrangements with our consolidated variable interest entities may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our consolidated VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If our consolidated VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our VIEs were to refuse to transfer their equity interest in the VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as in the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated variable interest entities, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

The shareholders of our consolidated VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The equity interests of our VIEs IMGG and BRE are held by 12 and 11 PRC shareholders, respectively. Their interests in IMGG and BRE may differ from the interests of our company as a whole. These shareholders may breach, or cause our consolidated variable interest entities to breach, the existing contractual arrangements we have with them and our consolidated variable interest entities, which would have a material adverse effect on our ability to effectively control our consolidated variable interest entities and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with IMGG and BRE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in IMGG and BRE to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of IMGG and BRE, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Market Regulation (“SAMR”), formerly known as the State Administration for Industry and Commerce. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We use two major types of chops: corporate chops and finance chops. Chops are seals or stamps used by a PRC company to legally authorize documents, often in place of a signature. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops must be approved by department manager and the president, and use of finance chops must be approved by our finance department. The chops of our subsidiary and consolidated VIE are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiary and consolidated VIE have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of the office of the president or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiary and consolidated VIE, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiary and consolidated VIE with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve the matter, while distracting management from our operations, and our business operations may be materially and adversely affected.

Contractual arrangements in relation to our consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between WFOE, our wholly-owned subsidiary in China, our consolidated VIEs in China, and the shareholders of our VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust our VIEs’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing WFOEs’ tax expenses. In addition, if WFOE requests the shareholders of our VIEs to transfer their equity interests in the VIEs at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject our VIEs to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated variable interest entities’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our consolidated VIEs that are material to the operation of our business if the entities go bankrupt or become subject to a dissolution or liquidation proceeding.

Our consolidated VIEs hold certain assets that are material to the operation of our business, including domain names and the online agricultural harvesting business. Under the contractual arrangements, our consolidated VIEs may not and their shareholders may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event our consolidated VIEs’ shareholders breach the these contractual arrangements and voluntarily liquidate our consolidated VIEs or our consolidated VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our consolidated VIEs undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

All of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protection afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

In particular, PRC laws and regulations concerning the agriculture service business and biomass products are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBRC, the PRC government authority may promulgate new laws and regulations regulating the agriculture service and biomass industry in the future. Furthermore, we cannot rule out the possibility that the PRC government will institute a licensing regime covering the biomass and/or online agriculture harvesting business at some point in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business development and our operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which has taken effect on January 1, 2020. In addition, on December 26, 2019, State Counsel of PRC issued Regulation on the Implementation of the Foreign Investment Law of PRC, effective on January 1, 2020. Since they are relatively new, uncertainties exist in relation to their interpretations. The Foreign Investment Law and its implementation rule do not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our consolidated VIE through contractual arrangements will not be deemed as foreign investment in the future.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list” that is yet to be published. It is unclear whether the “negative list” to be published will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our control over our consolidated VIE through contractual arrangements are deemed as foreign investment in the future, and any business of our consolidated VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our consolidated VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

Our investment in certain farming companies might be prohibited or restricted if their industries are on the Negative List

If we invest in farming enterprises that might involve companies on the Negative List, although our VIEs are owned by Chinese individuals, we or our VIEs might be also treated as foreign investors and subject to the governmental approvals and requirements under PRC laws for such investment, such as M&A Rules and New Foreign Investment Law, pursuant to which foreign investors are not allowed to invest in the industries under the prohibited category or shall meet the investment conditions stipulated under the Negative list for specific field in which investments are restricted by the Negative list for foreign investment. For example, Negative list (2019 version) states that controlling interests in new variety breeding and seed production of wheat and maize projects shall be held by the Chinese party. If we or our VIEs are also treated as foreign investor, then our ability in investment or acquisition of such business will be adversely affected.

We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our training services in China. Failure to renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our school.

The education industry in China are highly regulated by the PRC government. We are required to obtain and maintain all necessary approvals, licenses or permits applicable to operations of our non-for-profit school and make all necessary registration and filings for our training services in China, and we may be required to apply for and obtain additional licenses or permits for our training school as the interpretation and implementation of current PRC laws and regulations are still evolving, and new laws and regulations may also be promulgated.

Our QQCY School currently has obtained license for running as a private not-for-profit training school. There can be no assurance that once required, we will be able to obtain all the required approvals, licenses, permits and complete all necessary filings, renewals and registrations on a timely basis for our training services, given the significant amount of discretion the PRC authorities may have in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control and anticipation. If we fail to obtain required permits in a timely manner or obtain or renew any permits and certificates, or fail to complete the necessary filings, renewals or registrations on a timely basis, we may be subject to fines, suspension of our trainings or any other claims from the government or the relevant parties.

We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our WFOE to adjust its taxable income under the contractual arrangements it currently has in place with our consolidated variable interest entities in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements in relation to our consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entity owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Under PRC laws and regulations, our PRC subsidiary, as a wholly foreign-owned enterprise in China, may pay dividends only out of its accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from this offering to fund our PRC subsidiary by making loans to or additional capital contributions to our PRC subsidiary, subject to applicable government registration and approval requirements.

Any loans to our PRC subsidiary, which are treated as foreign-invested enterprises under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiary to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment or its local counterpart and the amount of registered capital of such foreign-invested company.

We may also decide to finance our PRC subsidiary by means of capital contributions. These capital contributions must be approved by MOFCOM or its local counterpart. In addition, SAFE issued a circular in September 2008, SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, may not be used for equity investments within the PRC. Although on July 4, 2014, the SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched a pilot reform of the administration of the settlement of the foreign exchange capital of foreign-invested enterprises in certain designated areas from August 4, 2014 and some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capital of the foreign-invested enterprises established within the designated areas and such enterprises mainly engaging in investment are allowed to use RMB capital converted from foreign exchange capital to make equity investments, our PRC subsidiary is not established within the designated areas. On March 30, 2015, SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using RMB funds converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from foreign exchange capital for expenditure beyond their business scope, providing entrusted loans or repaying loans between non-financial enterprises. In addition, SAFE strengthened its oversight of the flow and use of RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of these Circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from the net proceeds of this offering to fund the establishment of new entities in China by our PRC subsidiary, to invest in or acquire any other PRC companies through our PRC subsidiary, or to establish new variable interest entities in the PRC.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Substantially all of our revenues and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from this offering. Our reporting currency is the U.S. dollar while the functional currency for our PRC subsidiary and consolidated variable interest entity is RMB. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The remeasurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the market price of our ordinary shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. As of the date of this prospectus, we believe that we have made adequate employee benefit payments. If we fail to make adequate payments in the future, we may be required to make up the contributions for these plans in the amount of 110% of the amount in the preceding month. If we fail to make or supplement contributions of social security premiums within the stipulated period, the social security premiums collection agency may enquire into the deposit accounts of the employer with banks and other financial institutions. In an extreme situation, where we failed to contribute social security premiums in full amount and do not provide guarantee, the social security premiums collection agency may apply to a Chinese court for seizure, foreclosure or auction of our properties of value equivalent to the amount of social security premiums payable, and the proceeds from auction shall be used for contribution of social security premiums.  If we are subject to deposit, seizure, foreclosure or auction in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, as amended, and, if required, we cannot predict whether we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The application of the M&A Rules remains unclear.

Our PRC counsel, Allbright Law Offices, has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC’s approval is not required for the listing and trading of our ordinary shares on the NASDAQ in the context of this offering, given that:

●	we established our PRC subsidiary, WFOE, by means of direct investment rather than by merger with or acquisition of PRC domestic companies; and
●	no explicit provision in the M&A Rules classifies the respective contractual arrangements among WFOE, IMGG, BRE and their respective shareholders as a type of acquisition transaction falling under the M&A Rules.

However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the CSRC’s opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If the CSRC or any other PRC regulatory agencies subsequently determines that we need to obtain the CSRC’s approval for this offering or if the CSRC or any other PRC government agencies promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for this offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. Sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of ordinary shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of ordinary shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other PRC regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of ordinary shares.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules discussed in the preceding risk factor and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name, and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

If our shareholders who are PRC residents or entities do not complete their registration as required, our PRC subsidiary may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

The shareholders who holds shares in our company that are known to us as being PRC residents, completed the initial foreign exchange registrations required in connection with our recent corporate restructuring.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who have been granted options or other awards will be subject to these regulations when our company becomes an overseas listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—Regulations on Stock Incentive Plans.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ordinary shares.

Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

From time to time, the Company may receive requests from certain U.S. agencies to investigate or inspect the Company’s operations, or to otherwise provide information. While the Company will be compliant with these requests from these regulators, there is no guarantee that such requests will be honored by those entities who provide services to us or with whom we associate, especially as those entities are located in China. Furthermore, an on-site inspection of our facilities by any of these regulators may be limited or entirely prohibited. Such inspections, though permitted by the Company and its affiliates, are subject to the unpredictability of the Chinese enforcers, and may therefore be impossible to facilitate.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing SAT Circular 59 and Circular 698, which became effective in January 2008, and a Circular 7 in replacement of some of the existing rules in Circular 698, which became effective in February 2015.

Under Circular 698, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

In February 2015, the SAT issued Circular 7 to replace the rules relating to indirect transfers in Circular 698. Circular 7 has introduced a new tax regime that is significantly different from that under Circular 698. Circular 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

On October 17, 2017, the SAT promulgated the Bulletin of SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (“Bulletin 37”), which became effective on December 1, 2017, and Circular 698 was then replaced effective December 1, 2017. Bulletin 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 7 and Bulletin 37, and may be required to expend valuable resources to comply with Circular 59, Circular 7 and Bulletin 37 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under SAT Circular 59, Circular 7 and Bulletin 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although we currently have no plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 or Circular 7 and Bulletin 37, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

In addition, in accordance with the Individual Income Tax Law promulgated by the Standing Committee of NPC, later amended on August 31, 2018 and effective January 1, 2019, where an individual carries out other arrangements without reasonable business purpose and obtains improper tax gains, the tax authorities shall have the right to make tax adjustments based on a reasonable method, and levy additional tax and collect interest if there is a need to levy additional tax after making tax adjustments. As a result, our beneficial owners, who are PRC residents, may be deemed to have carried out other arrangements without reasonable business purpose and obtained improper tax gains for such indirect transfer, and thus be levied tax.

Risks Related to Our Ordinary Shares and This Offering

There has been no public market for our shares prior to this offering, and if an active trading market does not develop you may not be able to resell our shares at or above the price you paid, or at all.

Prior to this public offering, there has been no public market for our ordinary shares. We will apply to have our ordinary shares listed on NASDAQ.  If an active trading market for our ordinary shares does not develop after this offering, the market price and liquidity of our ordinary shares will be materially adversely affected. The public offering price for our ordinary shares will be determined by negotiations between us and the underwriter and may bear little or no relationship to the market price for our ordinary shares after the public offering. You may not be able to sell any ordinary shares that you purchase in the offering at or above the public offering price.  Accordingly, investors should be prepared to face a complete loss of their investment.

Our ordinary shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Assuming our ordinary shares begin trading on NASDAQ, our ordinary shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our ordinary shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned.  As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price.  A broad or active public trading market for our ordinary shares may not develop or be sustained.

The market price for our ordinary shares may be volatile.

The trading price of our ordinary shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance.

The market price for our ordinary shares may be volatile and subject to wide fluctuations due to factors such as:

●	the perception of U.S. investors and regulators of U.S. listed Chinese companies;
●	actual or anticipated fluctuations in our operating results;
●	changes in financial estimates by securities research analysts;
●	negative publicity, studies or reports;

●	conditions in Chinese agriculture and its by-products markets and electricity prices;
●	our capability to catch up with the technology innovations in the industry;
●	changes in the economic performance or market valuations of other agriculture companies;
●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;
●	addition or departure of key personnel;
●	fluctuations of exchange rates between RMB and the U.S. dollar; and
●	general economic or political conditions in China.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies.  These market fluctuations may also materially and adversely affect the market price of our ordinary shares.

Volatility in our ordinary share price may subject us to securities litigation.

The market for our ordinary shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.

In order to raise sufficient funds to enhance operations, we may have to issue additional securities at prices which may result in substantial dilution to our shareholders.

If we raise additional funds through the sale of equity or convertible debt, our current shareholders’ percentage ownership will be reduced. In addition, these transactions may dilute the value of ordinary shares outstanding. We may have to issue securities that may have rights, preferences and privileges senior to our ordinary shares. We cannot provide assurance that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs, which would have a material adverse effect on our business plans, prospects, results of operations and financial condition.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future, but will review this policy as circumstances dictate. Should we determine to pay dividends in the future, our ability to do so will depend upon the receipt of dividends or other payments from WFOE. WFOE may, from time to time, be subject to restrictions on its ability to make distributions to us, including restrictions on the conversion of RMB into U.S. dollars or other hard currency, and other regulatory restrictions.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in United States courts.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2018 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of United States securities laws.

Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;
●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;
●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;
●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;
●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and
●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We currently intend to file annual reports on Form 20-F and reports on Form 6-K as a foreign private issuer. Accordingly, our shareholders may not have access to certain information they may deem important.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our ordinary shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.  Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

If we are classified as a passive foreign investment company, United States taxpayers who own our ordinary shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or
●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our ordinary shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2019 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NASDAQ Capital Market, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.  An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ordinary shares may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the years ended June 30, 2019 and 2018, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, and other control deficiencies. The material weaknesses identified related to (i) a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements and (ii) a lack of an audit committee. Following the identification of the material weaknesses and control deficiencies, we have taken and plan to continue to take remedial measures including (i) we have engaged an outside CPA with U.S. GAAP knowledge and experience to supplement our current internal accounting personnel and assist us in the preparation of our financial statements to ensure that our financial statements are prepared in accordance with U.S. GAAP and (ii) establishing an audit committee and strengthening corporate governance. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ordinary shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of this Act will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending June 30, 2020. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm may attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

One member of our management team will have substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.

Mr. Jian Sun, our Chief Executive Officer and Chairman, a member of our Board of Directors currently owns 42% of our outstanding ordinary shares, and will beneficially own ____% of our outstanding ordinary shares upon completion of our initial public offering. As a result of their significant shareholding, Mr. Sun has, and will continue to have, substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the market price of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our ordinary shares may be volatile which could subject us to securities litigation and make it more difficult for you to sell your shares.

As a company conducting a relatively small public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. While the underwriters are required to sell shares in this offering to at least 300 round lot shareholders (a round lot shareholder is a shareholder who purchases at least 100 shares) in order to ensure that we meet the Nasdaq initial listing standards, we have not otherwise imposed any obligations on the underwriters as to the maximum number of shares they may place with individual investors. If, in the course of marketing the offering, the underwriters were to determine that demand for our shares was concentrated in a limited number of investors and such investors determined to hold their shares after the offering rather than trade them in the market, other shareholders could find the trading and price of our shares affected (positively or negatively) by the limited availability of our shares. If this were to happen, investors could find our shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their stock price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the agriculture by-products and biomass power generation market in China;
●	fluctuations in the supply of raw material, such as;
●	our ability to attract and retain customers;
●	our expectations regarding demand for and market acceptance of our products and services;
●	competition in our industry; and
●	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should thoroughly read this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ordinary shares. In addition, the rapidly changing nature of the agriculture industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $__ million after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by us and based upon an assumed initial offering price of $__ per ordinary share (the mid-point of the estimated public offering price range shown on the cover page of this prospectus) (excluding any exercise of the underwriters’ over-allotment option). A $1.00 increase (decrease) in the assumed initial public offering price of $__ per share would increase (decrease) the net proceeds to us from this offering by approximately $__ million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no change to the number of ordinary share offered by us as set forth on the cover page of this prospectus, provided, however, that in no case would we decrease the initial public offering price to less than $__ per share.

We plan to use approximately $__ million of the net proceeds we will receive from this offering to increase our production and storage capacity of biomass straw business, and approximately $__ million for general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to This Offering and our Ordinary Shares—You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase the price of our ordinary shares.”

We plan to use approximately $__ million out of the proceeds to pay the costs and expenses associated with being a public company. This portion of the offering proceeds will be immediately available to us following the closing of the offering as it will not be remitted to China.

Approximately $__ of the proceeds will be immediately remitted to China following the completion of this offering to fund the registered capital of the WFOE. Except that, in using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our wholly foreign-owned subsidiary in China only through loans or capital contributions and to our consolidated variable interest entities only through loans, subject to the approval of government authorities and limit on the amount of capital contributions and loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our wholly foreign-owned subsidiary in China or make additional capital contributions to our wholly-foreign-owned subsidiary to fund its capital expenditures or working capital. For an increase of registered capital of our wholly foreign-owned subsidiary, we need to file at Foreign Investment General Management Information System within 30 days after the occurrence of such increase. If we provide funding to our wholly foreign-owned subsidiary through loans, the total amount of such loans may not exceed the difference between the entity’s total investment and its registered capital. Such loans must be registered with SAFE or its local branches, which usually takes up to 20 working days to complete. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

CAPITALIZATION

The following tables set forth our capitalization as of June 30, 2019:

●	on an actual basis;

●	on an adjusted basis to reflect the sale of _______ ordinary shares in this offering, at an assumed initial public offering price of $ _______per share, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The adjustments reflected below are subject to change and are based upon available information and certain assumptions that we believe are reasonable. Total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2019
	Actual	As Adjusted(1)
	(in US$)
Equity:
Ordinary shares, US$0.0001 par value, 500,000,000 shares authorized, 30,000,000 shares issued and outstanding on an actual basis and __ ordinary shares outstanding on an as adjusted basis(1)	3,000
Subscription receivable	(3,000)
Additional paid-in capital	12,776,319
Retained earnings	10,918,970
Statutory reserves	1,379,936
Accumulated other comprehensive loss	(455,105)
Total equity	24,620,120

Total capitalization	24,620,120

DILUTION

If you invest in our ordinary shares, you will incur immediate dilution since the public offering price per share you will pay in this offering is more than the net tangible book value per ordinary share immediately after this offering.

The net tangible book value of our ordinary shares as of June 30, 2019 was approximately $24.6 million, or $0.82 per share based upon 30,000,000 ordinary shares outstanding.  Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of ordinary shares outstanding. Tangible assets equal our total assets less goodwill and intangible assets.

The dilution in net tangible book value per share to new investors, represents the difference between the amount per share paid by purchasers of shares in this offering and the pro forma net tangible book value per share immediately after completion of this offering.  After giving effect to the sale of the __ shares being sold pursuant to this offering at $__ per share (the mid-point of the estimated public offering price range shown on the cover page of this prospectus) and after deducting underwriting discount and commission payable by us in the amount of $__, and estimated offering expenses in the amount of approximately $__ million, our pro forma net tangible book value would be approximately $__ million or $__ per share of ordinary shares. This represents an immediate increase in net tangible book value of $__ per share to existing shareholders and an immediate decrease in net tangible book value of $__ per share to new investors purchasing the shares in this offering.

The following table illustrates this per share dilution:

As of June 30, 2019
Public offering price per share (the mid-point of the estimated public offering price range shown on the cover page of this prospectus)	$	__
Net tangible book value per share as of June 30, 2019		__
Increase in net tangible book value per share attributable to existing shareholders		__
Pro forma net tangible book value per share after this offering		__
Dilution per share to new investors	$	__

A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) our pro forma net tangible book value per share after this offering by approximately $__ million, and increase the value per share to new investors by approximately $__, after deducting the underwriting discount and estimated offering expenses payable by us.

The following table sets forth, on an as adjusted basis as of June 30, 2019, the difference between the number of ordinary shares purchased from us, the total cash consideration paid, and the average price per share paid by our existing shareholders and by new public investors before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, using an assumed public offering price of $__ per ordinary share: (the mid-point of the estimated public offering price range shown on the cover page of this prospectus):

	Shares Purchased			Total Cash Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
Existing shareholders			%	$		%	$
New investors from public offering			%	$		%	$
Total		100%		$	100%

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and all of our revenues are received and denominated in RMB. Capital accounts of our condensed financial statements are translated into United States dollars from RMB at their historical exchange rates when the capital transactions occurred.  Assets and liabilities are translated at the exchange rates as of the balance sheet date.  Income and expenditures are translated at the average exchange rate of the period.  RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.  No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at the rates used in translation.

The following table sets forth information concerning exchange rates between the RMB and the United States dollar for the periods indicated.

Period Ended	High Rate	Low Rate	Period End Rate	Average Rate
2013	6.2438	6.0537	6.0537	6.1478
2014	6.2591	6.0402	6.2046	6.1620
2015	6.4896	6.1870	6.4778	6.2827
2016	6.9580	6.4480	6.9430	6.6400
2017	6.9575	6.4773	6.5063	6.7569
2018	6.9758	6.2744	6.8785	6.6199
2019	7.1791	6.6872	6.9632	6.9099
2020
January	6.9760	6.8597	6.9367	6.9231

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws than the United States and provides less protection for investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment in personam obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

Allbright Law Offices has further advised us that the recognition and enforcement of foreign judgments are subject to compliance with the PRC Civil Procedures Law and relevant civil procedure requirements in the PRC. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated financial data for the years ended June 30, 2019 and 2018 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary consolidated statement of comprehensive income for the periods as indicated below:

	For the Years Ended June 30,
	2019	2018

	US$	US$
Statement of Operations data:
Revenues	$24,131,248	$22,080,450
Cost of revenues	(15,569,652)	(16,067,375)
Gross profit	8,561,596	6,013,075
Provision for doubtful accounts	(1,489,570)	(434,512)
Operating expenses	(941,617)	(712,490)
Income from operations	6,130,409	4,866,073
Other non-operating (expense) income, net	(261,847)	241,036
Provision for income taxes	-	-
Net income	5,868,562	5,107,109
Less: net income attributable to noncontrolling interest	117,370	102,142
Net income attributable to Green Grass Ecological Technology Development Co. Ltd.	$5,751,192	$5,004,967
Earnings per share, basic and diluted	$0.19	$0.17
Weighted average Ordinary Shares outstanding	30,000,000	30,000,000

	June 30, 2019	June 30, 2018

	US$	US$
Consolidated Balance Sheet Data:
Current assets	$16,173,902	$9,468,437
Total assets	$26,389,967	$22,597,351
Current liabilities	$1,267,397	$2,597,157
Total liabilities	$1,267,397	$2,597,157
Total equity	$25,122,570	$20,000,194

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

We are currently engaged in the businesses of specialty agriculture farming of alfalfa, wasteland transformation, agriculture harvesting services and biomass raw materials (straw and agriculture residue) collection and processing for power plants and paper mills.

We signed contracts with the local counties of Feng Zhen City in the Inner Mongolian Autonomous Region for use rights to mostly abandoned and waste-lands comprising 74,220 mu or 12,228 acres (approximately 50 square kilometers) in August 2013. We grow and farm alfalfa on these lands that lack water resources or are far from the villages and cannot be farmed without modern technologies and machinery. We obtain the contractual rights for the use of these abandoned and waste lands from the local government through a land use rights transfer process at a much lower cost than normal market prices. We then use biological and engineering measures to construct desertification protection systems for these waste lands, and use drip technologies to efficiently utilize the available water resources to grow alfalfa.

Alfalfa is a perennial herb and its strong and deep roots could bind organic substances to the soil. It absorbs calcium and breaks down phosphates and deposits them in the soil to decompose into organic colloids, which may stabilize the soil and improve its chemical and physical conditions. Alfalfa roots can retain the nitrogen from surrounding air to increase soil fertility. Once the seeds are sown, Alfalfa can be harvested 3 times annually.

Alfalfa is a preferred feed for livestock and fresh alfalfa is a top choice for cattle. It can also be processed as hay, hay meal or with a mixture of other animal feeds. High-quality alfalfa is essential for the production of organic milk and for the livestock farming, including cattle, sheep and pigs. More than 50 percent of China’s supply of alfalfa come from the United States. Inner Mongolia is the province with the highest consumption of high-quality alfalfa in China, and its milk output accounts for about one fifth of China’s total. High quality alfalfa products are in short supply in Inner Mongolia and China, and there is a large market for our alfalfa products as a substitute for imports. Under good management, our alfalfa in Feng County can have three harvests a year (early June, mid-July and early October) with hay production between 3,642 and 6,070 kg per acre. We sell our alfalfa hay in two ways: (i) on-site sales at our fields and (ii) finished products sales, shipping out of our warehouse. Customers can review the color of alfalfa hay and test the moisture content of the products to select the product they would like to buy. The quality of our alfalfa products has reached the quality level of imported products, and our sales price is 15% to 20% lower than that of comparable imported products. Currently our alfalfa products are in short supply.

We own large agricultural machinery and equipment and are well-equipped to operate on a modern agriculture production scale, compared to most farmers in China. The degree of our mechanization and automation operations has reached the level of similar farming companies in the United States. We own John Deere (USA) tractors and CLAAS (Germany) tractors, KUHN (France) precision seed drillers, KUHN field mowers, KUHN rake machines, KUHN large square balers, a KUHN wind wrap machine, KUHN fertilizer spreaders, KUHN hydraulic turnover plows, KUHN power driven harrows, KUHN subsoilers, and KUHN fertilizer application machines. We also own other ancillary machines, such as hydraulic folding press machines; graders; grass grabbers; folding joint preparation machines; loaders; holding clamp machines; spray machines; movable generators; soil preparation machines; fertilizer application machines; rotary tillers; trenching machines; and planer graders.

Our agricultural machinery and equipment cover the full range from initial land preparation and planting to harvesting and transportation, and meet the requirements of modern agricultural machinery operation and efficiency. Our agricultural machinery and equipment not only ensure the consistency of our yield and quality control for our own products, but also can be used to provide harvesting services to other famers in China. Also, we have a fleet of transportation vehicles such as large flat transport vehicles, fuel trucks, a 55-ton large oil storage tank, and a pickup truck for both passenger and cargo, which can effectively serve our logistical needs.

We don’t lease our harvesting equipment and other agricultural machinery to other growers but use them as a part of our harvesting services, i.e. our operators will operate these equipment and agricultural machinery to harvest alfalfa, wheat or corn for other growers. Because these agricultural machinery are expensive and require trainings before operation, we only allow our own operators to operate these agricultural machinery and charge fees for such harvest services. Our services include crop harvesting, packing and baling and transporting them to designated warehouses. Our service fee varies depending on the service items, harvest areas, time schedule and travel distance.

Our service team provides inter-state services for an operating radius of more than 2,000 kilometers. We have 50 experienced professional operators of our large imported machinery, who each have 5 to 10 years of machine operation experience and long distance cross-provincial operation experience. Our agriculture harvesting services have served farmers in Shandong Province, Heilongjiang Province, the Xinjiang Autonomous Region, Liaoning Province, Jilin Province, Anhui Province, Henan Province, Ningxia Autonomous Region and Shanxi Province, as well as in our own home state, the Inner Mongolian Autonomous Region.

As of June 30, 2019, we had accumulatively spent approximately $6.6 million of the agricultural machinery and equipment that we used in our farming business. In addition, we spent approximately $3.1 million and $3.0 million for the years ended June 30, 2019 and 2018, respectively, of maintaining mechanization and automation in our farming business.

We have our own mechanical staffs who maintain our equipment and machinery, replace wearing and spare parts and make oil changes as a part of daily operations. With good maintenance, we don’t expect any major repair to existing machinery or costs to acquire new equipment in the near future. If we have to make any major repair or replace any of our agricultural machinery, it will have negative impact on our operation and financial result due to reduce of productivity and increase of the expenses.

The increased automation allow us to operate our alfalfa and biomass business in large scales. Without large agricultural machinery, it is costly and physically impossible to grow, manage, harvest, pack, process and transport alfalfa and straws in large farm land and provide harvest services to small growers. With these agricultural machinery, we create scale effect and meet demands of large customers for their needs of alfalfa and biomass materials at a competitive price compared to less automated competitors.

Another main business of ours is to process and sell biomass waste and residues to power generation plants and paper mills, mainly corn and wheat straws. The straws are the waste and residue from the agriculture industry after harvesting of the crops. We purchase and collect the straws from local farmers, then cut, pack and sell them to the biomass power plants or paper mills as the raw materials for their production. It is expensive and time consuming for farmers to collect and process these straws. Traditionally, Chinese farmers pile such agricultural waste up in their fields and burn it, which has been a main cause of the air pollution in China, and also increases the risk of forest fires.

With the strong air pollution control laws and regulations currently in China, burning agricultural waste and residue is strictly prohibited and there is 24/7 satellite monitoring and enforcement. Farmers are fined for violations, or criminally penalized if the violation is serious. Also, local government officials can be held accountable for any such violations in their jurisdiction by the central government.

Straw is a renewable energy source. The caloric value of every two tons of straw is equivalent to one ton of standard coal, and its average sulfur content is only 0.38%, while the average sulfur content of coal is about 1%.

We own full sets of highly efficient machinery and equipment to collect, process and dispose of agricultural waste and residue. We sell such biomass products to biomass power generation plants to generate electricity, as well as to the paper mills as alternative raw material in place of wood and wood pulp.

Currently, we conduct combined harvesting, processing, packaging, storage and transportation of straw, mainly of corn straw in three provinces in northeast China (Heilongjiang, Liaoning and Jilin provinces) and wheat straw in four provinces (Anhui, Henan, Shandong and Hebei provinces). We are in the process of assembling a straw biomass cleaning production line and we expect to add an additional value-added service to pre-clean the biomass raw materials before turning them to our customers once we completed our assembling and final testing phase of the production line.

In November 2017, we entered into a supply contract with one of the biomass power plants of Guoneng Biomass Power Generation Group Co. Ltd. (“Guoneng”), a subsidiary of the State Grid. In April 2019, we entered into three more supply contracts with three additional biomass power plants of Guoneng. The four biomass power plants have agreed to purchase all the straw we can supply for its power generation plants all year long. Guoneng owns 41 biomass power plants that are in operation and the total demand of 41 power plants is approximately 13.5 million tons per year. We currently can only supply approximately 400,000 tons per year, leaving substantial room for growth.

We also process straw and agricultural residue and sell biomass products to paper mills as raw material. According to China’s National Bureau of Statistics, from early September 2016 to mid-October 2017, pulp prices increased by 56.77% to RMB 6,550.6 ($1,008) per ton, and corrugated paper prices increased by 126.21% to RMB 5,730 ($882) per ton.

In 2018, the household paper production volume in China was 9.7 million tons and consumption in China was 9.01 million tons.

The paper mills have been using a new process of straw paper manufacturing, in which no chemicals are used in the production process. The biomass wastes are fermented and decomposed using bacterial liquid, such that the paper products manufactured in this way meet the safety and health requirements for food contact packing paper.

On January 8, 2020, we established a not-for- profit training school to provide trainings of agricultural skills and technologies to local farmers, such as driving and maintenance of agricultural machinery, modern agriculture technologies, cultivation and pest control of fruit trees, livestock farming, plant protection, conservation of water and soil. Through such training school, we hope to help local farmers obtain new skills for modern agriculture industry, increase income and come out of poverty. The training school could also supply us with much needed and well trained potential employees for our business development. We don’t charge any tuition to the students and the local government provides certain subsidies to each farmer we successfully train.

Key Factors Affecting Our Results

We believe the key factors affecting our financial condition and results of operations include the following:

PRC Alfalfa Industry

Alfalfa has a good taste and high nutritive value as it has more digestible crude fiber and protein than other forage, so it has been widely used to feed cows, sheep, hogs and other poultry in developed countries. With the development of farming and animal husbandry in China, the need for alfalfa with high quality has been largely increasing. As the domestic alfalfa supply cannot satisfy all the needs, China imported approximately 1.15 million tons of alfalfa from U.S. for a total amount of $383 million in 2018, based upon the data from Chinese Customs. Because the alfalfa we produce has a high and consistent quality, we haven’t had any problems of finding customers and we currently do not have customer concentration issue. In June 2018, the China government declared to add 25% tariff on U.S. alfalfa, which also increased the need for domestic alfalfa and the market selling price.

If we are unable to sustain the production of our high qualify of alfalfa, or if there are severe and adverse weather conditions during the harvest seasons, or if the China government changes its tariff policy on imported alfalfa, it may materially affect the demand and price for our products which will have a materially adverse effect on our business.

Our ability to supply our products in good quality with a competitive price

Our results of operations are affected by whether we can grow and supply our alfalfa hay efficiently to our customers. We are providing the same quality alfalfa products as imported products, at a lower price, while we will continue to expand our alfalfa farming areas and increase our brand name recognition and reputation as the major alternatives for imported alfalfa in China.

Our ability to collect more raw materials for biomass power generation plants

A key advantage of our agricultural biomass waste business is that we have signed agreements with biomass power generation plants under the State Grid and they have large demands beyond our current supply capacity. We will continue to expand into other major agriculture provinces in China to collect more straw and other agriculture biomass waste to supply to biomass power generation plants.

The Economic Environment in China

The success of our business dependents on the demand for animal feeds and new energy markets in China, which is in turn dependent upon the overall economic conditions in China. Any downturn in China’s economic growth may negatively affect incentive for the government to promote and provide subsidies to new energy and the willingness of power generation plants to use our biomass for power generation instead of traditional coal firing power generation.

The Price of Diesel in China

Our large agricultural machine and equipment consumes diesel and our cost and profit will be effected by global and Chinese oil and diesel prices.

The Tax Exemption for Agricultural Farming in China

Currently, the Chinese government supports and encourages the development of agricultural businesses. We enjoy preferential tax treatment for our current business and there is no value added tax or enterprise income tax for our alfalfa farming business. Any change of such preferential tax treatment will affect our net profits.

Weather-Related Conditions for Crops

The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost or diseases is unpredictable, may have a potentially devastating impact on agricultural production, and may otherwise adversely affect the supply and price of alfalfa and straw that we buy and sell in our business. The effects of severe adverse weather conditions may reduce yields of our agricultural activities. Additionally, higher than average temperatures and rainfall can contribute to an increased presence of pests and insects that may adversely impact our agricultural production. Although we use drip irrigation systems with underground pipes and can transport water through the pipeline from our back-up permanent water resources during extreme drought, it will increase the cost of electricity by RMB 50-60 ($7.7 -$9.23) per mu due to water transportation needs.

Our Management and Employee Team.

The key to our operation results is the management skills, size of our business and our products. We have a high quality management team with extensive experience in agriculture which has kept our business in stable operations. We have an energetic employee group which is passionate about Inner Mongolia, grassland, environmental protection and waste control, which is important to the Company because our goal is to save and protect grasslands from desertification with our technology of alfalfa farming in tough conditions, to provide high quality hay to the cattle and livestock farmers as well as to help protect the environment by recycling agricultural biomass waste as source of new energy.

Innovation Efforts

We strive to produce the most technically and scientifically alfalfa for our customers and maintain close relationships with Inner Mongolia Agricultural University. We entered into technical service contracts with the research institute to further improve our production and products. If our research and development efforts are not sufficient to adapt to the change in technology in the industry, our products may not compete effectively.

Consolidated Results of Operations

Comparison of the years ended June 30, 2019 and 2018

The following table sets forth key components of our results of operations for the years ended June 30, 2019 and 2018, in US dollars:

	Years ended
	June 30,			Percentage
	2019	2018	Change	Change
Products revenue	$15,743,805	13,922,799	1,821,006	13%
Services revenue	8,387,443	8,157,651	229,792	3%
Total revenues	24,131,248	22,080,450	2,050,798	9%
Cost of products revenue	10,986,516	10,752,408	234,108	2%
Cost of services revenue	4,583,136	5,314,967	(731,831)	(14)%
Total cost of revenues	15,569,652	16,067,375	(497,723)	(3)%
Gross profit	8,561,596	6,013,075	2,548,521	42%
Provision for doubtful accounts	(1,489,570)	(434,512)	1,055,058	243%
Selling, general and administrative expenses	(941,617)	(712,490)	(229,127)	32%
Income from operations	6,130,409	4,866,073	1,264,336	26%
Other (expense) income, net	(261,847)	241,036	(502,883)	(209)%
Income before provision for income taxes	5,868,562	5,107,109	761,453	15%
Provision for income taxes	-	-	-	-%
Net income	$5,868,562	5,107,109	761,453	15%
Less: net income attributable to noncontrolling interest	117,370	102,142	15,228	15%
Net income attributable to Green Grass Ecological Technology Development Co., Ltd.	$5,751,192	$5,004,967	746,225	15%

Revenue. Our revenues consists of products revenue and services revenue. Revenues increased by approximately $2.0 million, or 9%, to approximately $24.1 million for the year ended June 30, 2019, as compared to approximately $22.1 million for the year ended June 30, 2018. The overall increase was primarily attributable to the increased products revenue of alfalfa.

Products revenue increased by approximately $1.8 million, or 13%, to approximately $15.7 million for the year ended June 30, 2019, as compared to approximately $13.9 million for the year ended June 30, 2018.

Our products revenues are summarized as follows:

	For the Year ended June 30, 2019	For the Year ended June 30, 2018	Change	Change (%)

Alfalfa revenue	$15,589,852	$13,851,324	$1,738,528	13%
Straw revenue	153,953	71,475	82,478	115%
Total products revenue	$15,743,805	$13,922,799	$1,821,006	13%

Our alfalfa revenue in number of tons sold and its average selling price are summarized as follows:

	For the Year ended June 30, 2019	For the Year ended June 30, 2018	Change	Change (%)

Alfalfa (tons)	51,561	51,637	(76)	(0.1)%
Average selling price (per ton)	$302.36	$268.25	$34.11	13%

The increase in alfalfa revenue was principally due to the increased selling price of alfalfa by 13% from $268.25 per ton to $302.36 per ton. In April 2018, the United States filed a request for consultation to the World Trade Organization in regard to concerns that China was violating intellectual property rights and began the trade war against China. In June, the China government fought back and declared to add a 25% tariff on U.S. alfalfa. The selling price of domestically grown alfalfa also increased as there were more pastures and forage trading companies seeking domestic supplies. The increase was offset by the depreciation of Chinese Renminbi (“RMB”) against the U.S. dollar of 4.7%.

Our straw revenue numbers of tons sold and their average selling price are summarized as follows:

	For the Year ended June 30, 2019	For the Year ended June 30, 2018	Change	Change (%)

Straw (tons)	3,515	1,769	1,746	99%
Average selling price (per ton)	$43.80	$40.41	$3.39	8%

The increase in straw revenue was principally due to the increased volume of straw by 99% from 1,769 tons to 3,515 tons. Straw is a renewable energy source. The shortage of straw from electric power plants and paper mills is huge, so we spent more effort on developing suitable customers. We signed more contracts with local big electric power plants and paper mills, and we do see our future strong increase in the straw business. The average unit selling price increased from $40.41 per ton to $43.80 per ton, or 8%, as the government set an annual requirement for electric power plants on the percentage of electricity produced from renewable energy source so the electric power plants had to increase their purchase price to collect enough straw.

Services revenue increased by approximately $0.2 million, or 3%, to approximately $8.4 million for the year ended June 30, 2019, as compared to approximately $8.2 million for the year ended June 30, 2018.

Our services revenue in number of mu (One mu equals to approximately 0.16 acre) serviced and its average selling price are summarized as follows:

	For the Year ended June 30, 2019	For the Year ended June 30, 2018	Change	Change (%)

Serviced farmland (mu)	1,296,049	661,170	634,879	96%
Average selling price (per mu)	$6.47	$12.34	$(5.87)	(48)%

The increase in revenue was primarily due to more farmland we worked on during the year ended June 30, 2019. During the year ended June 30, 2019, we performed services on 1,296,049 mu as compared to 661,170 mu during the year ended June 30, 2018. The increase was offset by the decrease in the unit price of services per mu. Our services include plowing, mowing, cuddling, hoisting, bulldozing and loading, which need to use our production machines. During the year ended June 30, 2019, we performed less complex services, like cuddling and bundling. We charge a lower price for those services, so our unit selling price per mu dropped from $12.34 for the year ended June 30, 2018 to $6.47 for the year ended June 30, 2019. The small increase in revenue was offset by the depreciation of the Chinese Renminbi (“RMB”) against the U.S. dollar of 4.7%.

Cost of Revenue. Cost of revenue, which consists of direct labor, seeds, fertilizers, rentals, utilities, depreciation, machinery consumption supplies and other overhead costs, was approximately $15.6 million for the year ended June 30, 2019, as compared to approximately $16.1 million for the year ended June 30, 2018, a decrease of approximately $0.5 million, or 3%. The decrease in cost of revenue was primarily associated with the decrease in cost of services revenue we provided during the year ended June 30, 2019.

Cost of products revenue increased slightly from approximately $0.2 million, or 2%, to approximately $11.0 million for the year ended June 30, 2019, as compared to approximately $10.8 million for the year ended June 30, 2018.

Our cost of revenues from our products revenues are summarized as follows:

	For the Year ended June 30, 2019	For the Year ended June 30, 2018	Change	Change (%)

Cost of alfalfa revenue	$10,840,458	$10,696,537	$143,921	1%
Cost of straw revenue	146,058	55,871	90,187	161%
Total cost of products revenue	$10,986,516	$10,752,408	$234,108	2%

Our volume and unit cost of revenues from alfalfa revenue are summarized as follows:

	For the Year ended June 30, 2019	For the Year ended June 30, 2018	Change	Change (%)

Alfalfa (tons)	51,561	51,637	(76)	(0.1)%
Average production cost (per ton)	$210.25	$207.15	$3.10	1%

As we planted alfalfa in the same areas during the two years period, the production process and all the costs spent on planting the alfalfa remained consistent in Chinese Renminbi (“RMB”) as last year with the year ended June 30, 2019 of higher average production cost of 1% as compared to the same period in 2018. Due to less rains in 2018, the soil quality went down. We spent more on water, electricity and fertilizer to arrange the farmland for the first batch of alfalfas in 2019. The increase of average unit production cost was offset by the depreciation of RMB against the U.S. dollar of 4.7%.

Our volume and unit cost of revenues from straw revenue are summarized as follows:

	For the Year ended June 30, 2019	For the Year ended June 30, 2018	Change	Change (%)

Straw (tons)	3,515	1,769	1,746	99%
Average production cost (per ton)	$41.55	$31.59	$9.96	32%

The increase in cost of straw revenue was in line with the increased volume of straw sold from 1,769 tons to 3,515 tons. The increase in the average production cost of straw was due to the increased labor and machine maintenance costs during the year ended June 30, 2019 as compared to the same period in 2018, when we spent more time harvesting the straw.

Cost of services revenue decreased approximately $0.7 million, 14%, to approximately $4.6 million for the year ended June 30, 2019, compared to approximately $5.3 million for the year ended June 30, 2018.

Our volume and unit cost of revenues from services revenue are summarized as follows:

	For the Year ended June 30, 2019	For the Year ended June 30, 2018	Change	Change (%)

Serviced farmland (mu)	1,296,049	661,170	634,879	96%
Average selling price (per mu)	$3.54	$8.04	$(4.50)	(56)%

The decrease in cost of services revenue was in line with the decrease of services revenue, which was caused by less complex services we provided as discussed above during the year ended June 30, 2019. In addition, more service clients are located near our Fengzhen base, so we saved up much more transportation costs on moving our production machines to working sites. The change was also caused by the depreciation of RMB against the U.S. dollar of 4.7%.

Gross Profit. Our gross profit from our major revenue categories are summarized as follows:

	For the Year ended June 30, 2019	For the Year ended June 30, 2018	Change	Change (%)

Products revenue
Gross profit	$4,757,289	$3,170,391	$1,586,898	50%
Gross margin	30%	23%	7%

Services revenue
Gross profit	$3,804,307	$2,842,684	$961,623	34%
Gross margin	45%	35%	10%

Total
Gross profit	$8,561,596	$6,013,075	$2,548,521	42%
Gross margin	35%	27%	8%

Our gross profit increased by approximately $2.5 million, or 42%, to approximately $8.5 million during the year ended June 30, 2019, from approximately $6.0 million for the year ended June 30, 2018. The increase was due to the increase of both products revenue and services revenue during the year ended June 30, 2019. For the years ended June 30, 2019 and 2018, our overall gross margin was 35% and 27%, respectively. The increase in gross margin was due to the increased gross margin of products revenue and services revenue as discussed below.

Our gross margin for products revenue increased from 23% for the year ended June 30, 2018 to 30% for the year ended June 30, 2019 mainly due to the increased selling price of alfalfa during the year ended June 30, 2019 as discussed above with the trade war against China which indirectly cause our alfalfa unit selling price to go up.

Our gross margin percentage for services revenue increased from 35% for the year ended June 30, 2018 to 45% for the year ended June 30, 2019 mainly due to the decrease of unit cost of 48% is higher than the rate of decrease in unit selling price of 38% as discussed above with less complex work and with more closer job site location near our Fengzhen base.

Provision for Doubtful Accounts. We recorded a provision of approximately $1.5 million for the year ended June 30, 2019 as compared to a provision of approximately $0.4 million during the year ended June 30, 2018, an increase of approximately $1.1 million, or 243%. The change was attributable to the fact that we had more addition of aged accounts receivable that were over 180 days past due during the year ended June 30, 2019, correspondingly resulted in a higher provision in accordance with our allowance policy as compared to the same period in 2018.

During the year ended June 30, 2019, we modified our marketing strategy by increasing our selling price and at the same time and granted credit terms to our customers previously with prepayment term to repay our accounts receivable. As a result, we have more addition of aged accounts receivable that were over 180 days as compared with the same period in 2018.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist of salaries and benefits, office expense, travel, and professional fees paid to third parties. We incurred selling, general and administrative expenses of approximately $0.9 million for the year ended June 30, 2019 as compared to approximately $0.7 million for the year ended June 30, 2018, an increase of approximately $0.2 million. The increase was primarily due to approximately $54,000 increase in salary expenses, $81,000 increase in meals and entertainment, $61,000 increase in depreciation, and a $0.1 million increase in rent expense during the year ended June 30, 2019. The increase was offset by $73,000 decrease in consulting fees paid for a feasibility research study and legal opinions during the year ended June 30, 2018.

Income from Operations. We incurred income from operations of approximately $6.1 million and income of approximately $4.9 million for the years ended June 30, 2019 and 2018, respectively. The increase of approximately $1.0 million was primarily due to the reasons previously discussed.

Other (Expense) Income, Net. Our other income (expense) consists of other income (expense), interest expense, finance expense and litigation costs. We had other income, which is the government’s subsidies on environmental protection companies, of approximately $78,000 and $0.5 million for the years ended June 30, 2019 and 2018, respectively. Approximately $75,000 and $0.3 million of interest expense was recorded for the years ended June 30, 2019 and 2018, respectively. We also recorded approximately $0.3 million of litigation expense for the year ended June 30, 2019.

Provision for Income Taxes. Our alfalfa business and services business fall in the farming, forestry, animal husbandry and fishery categories and are qualified for the tax-free benefit under the Chinese Enterprise Income Tax (“EIT”) law. Our straw business does not fall into the tax-free categories and is subject to income tax at a rate of 25%. During the years ended June 30, 3019 and 2018, we incurred net loss for the straw business before income tax, therefore, no income tax was charged for the two years.

Net Income. We incurred net income of approximately $5.9 million for the year ended June 30, 2019, as compared to a net income of approximately $5.1 million for the year ended June 30, 2018. This change was the result of the combination of the changes as discussed above.

Liquidity and Capital Resources

As of June 30, 2019, we had cash and cash equivalents of approximately $41,000, which was held by our company located outside the U.S. We would be required to accrue and pay U.S. taxes if we were to repatriate these funds. Any company which is registered in mainland PRC must apply to the State Foreign Exchange Administration for approval in order to remit foreign currency to any foreign country. We currently do not intend to repatriate to the U.S. the cash and short-term investments held by our foreign company. However, if we were to repatriate funds to the U.S., we would assess the feasibility and plan any transfer in accordance with foreign exchange regulations, taking into account tax consequences. As we conduct all of our operations in the PRC, the restriction on the conversion of cash and short-term investments held in RMB to other currencies should not affect our liquidity.

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses and capital expenditure obligations.

We engage in the production and supply of alfalfa for large-scale animal husbandry developments and provide machinery reaping services to third-party farmlands not or less mechanized. Our business is capital intensive. Debt financing in the form of loans from related parties have been utilized to finance our working capital requirements and capital expenditures. Working capital was approximately $14.9 million as of June 30, 2019, as compared to approximately $6.9 million as of June 30, 2018. As of June 30, 2019, in addition to cash on-hand, we also have other current assets mainly composed of accounts receivable. We had accounts receivable of approximately $9.5 million at June 30, 2019, most of them are short-term in nature and can be collected back within 3 to 6 months to be used to support our working capital need.

Although we believe that we can realize our current assets in the normal course of business, our ability to repay our current obligations will depend on the future realization of our current assets. Management has considered historical experience, the economic environment, trends in the construction industry, the expected collectability of accounts receivable and the realization of the prepayments on inventory, and provided for an allowance for doubtful accounts as of June 30, 2019. We expect to realize balances net of allowance within the normal operating cycle of a twelve-month period. If we are unable to realize our current assets within the normal twelve-month operating cycle, we may have to consider supplementing our available sources of funds through the following:

●	Financing from the Company’s officers/shareholders;
●	Other available sources of financing from PRC banks and other financial institutions, given our credit history;
●	Enhancing our marketing efforts to boost our sales in order to increase awareness of our marketplace and brands among the industry throughout China.

Based on the above considerations, management is of the opinion that we have sufficient funds to meet our working capital requirements and debt obligations as they become due. However, there is no assurance that management will be successful in their plans. There are a number of factors that could potentially arise that could undermine our plans, such as changes in the demand for our products, economic conditions, competitive pricing in the alfalfa and reaping services industry, our operating results not continuing to deteriorate and our bank and shareholders being able to provide continued financial support.

The following summarizes the key components of our cash flows for the years ended June 30, 2019 and 2018:

	For the years ended
	June 30,
	2019	2018
Net cash provided by operating activities	$1,853,364	$4,297,041
Net cash used in investing activities	(230,560)	(3,231,312)
Net cash used in financing activities	(1,845,088)	(1,360,609)
Effect of foreign currency translation on cash and cash equivalents	(8,366)	18,210
Net change in cash and cash equivalents	$(230,650)	$(276,670)

Principal demands for liquidity are for working capital and general corporate purposes.

Operating Activities

Net cash provided by operating activities totaled approximately $1.9 million for the year ended June 30, 2019, which was attributable to a net income of approximately $5.9 million and adjustments to reconcile the net income to net cash provided by operating activities of approximately $2.7 million, including adjustments for approximately $1.2 million of depreciation and approximately $1.5 million of a provision for doubtful accounts. Net cash from changes in operating assets and liabilities resulted in a net cash outflow, which mainly included cash outflow for increase of accounts receivable of $10.4 million as we increased our selling price and at the same time and granted them with credit terms to repay our accounts receivable, the increase of prepayment – related party of approximately $0.3 million, the decrease of customer deposits of approximately $76,000 and the decrease of tax payable of approximately $37,000. Net cash outflow was primarily offset by the decrease of inventories of approximately $1.8 million as we sold more aged inventories, the decrease of prepayments and advances of approximately $1.6 million as we have already secured enough materials for production from third parties, the decrease of deferred expenses of approximately $64,000 as a portion of prepaid land rent expense had been realized, and the increase of accounts payable of approximately $0.3 million and the increase of accrued liabilities of approximately $0.4 million.

Net cash provided by operating activities totaled approximately $4.3 million for the year ended June 30, 2018, which was attributable to a net income of approximately $5.1 million and adjustments to reconcile the net income to net cash provided by operating activities of approximately $1.2 million, including adjustments for approximately $0.8 million of depreciation and approximately $0.4 million of a provision for doubtful accounts. Net cash from changes in operating assets and liabilities resulted in a net cash outflow, which mainly included cash outflow for increase of prepayments and advances of $2.4 million, the increase of deferred expenses of approximately $1.2 million as we prepaid land rent expense of the next whole year to the landlord, the decrease of accounts payable of approximately $0.5 million, and the decrease of other payables and tax payable of approximately $46,000. Net cash outflow was primarily offset by the decrease of accounts receivable of approximately $1.1 million, the decrease of inventories of approximately $0.9 million, and the increase of accrued liabilities of approximately $0.1 million.

Investing Activities

New cash used in investing activities was approximately $0.2 million which was used in purchases of property, plant and equipment during the year ended June 30, 2019.

New cash used in investing activities was approximately $3.2 million which was used in purchases of property, plant and equipment during the year ended June 30, 2018.

Financing Activities

Net cash used in financing activities totaled approximately $1.8 million for the year ended June 30, 2019, which was attributable to approximately $1.1 million advances to related parties, approximately $1.9 million repayments for a long-term bank loan and approximately $0.3 million prepaid IPO costs and was offset by approximately $1.4 million in loan repayments from a related party and approximately $43,000 borrowings from related parties.

Net cash used in financing activities totaled approximately $1.4 million for the year ended June 30, 2018, which was attributable to approximately $1.8 million in repayments for a long-term bank loan and approximately $59,000 in repayments to related parties, and was offset by approximately $0.2 million advance repayments from related parties, and approximately $0.3 million in loan repayments from a related party.

Critical Accounting Policies and Estimates

While our significant accounting policies are more fully described in Note 2 to our financial statements included elsewhere in this report, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating this management discussion and analysis:

Use of estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The significant estimates and assumptions made in the preparation of the Company’s financial statements include allowance for doubtful accounts and fair value and useful lives of property, plant and equipment. Actual results could be materially different from those estimates.

Seasonal Nature of Operations

The Company’s operations are seasonal based on the maturity stage of its products. Sales are concentrated during the months from July through January of the following year, corresponding to the Company’s product maturity cycle begins in the month of June when the products mature and are ready for sale.

Revenue recognition

The Company recognized its revenue primarily when all of the following performance obligation are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

The Company sells two kinds of products: alfalfa and straw. The Company recognizes revenue when risk and title to the product is transferred upon pick-up by customers or shipment to customers by the Company. No customer has a right of return.

Service revenues are recognized when the contracted services have been rendered and accepted by customers. Payments received before all of the relevant criteria for revenue recognition are recorded as customer deposits.

Accounts receivable

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 30 days. In establishing the required allowance for doubtful accounts, management considers historical experience, aging of the receivables, the economic environment, trends in the agricultural industry and the credit history and relationships with the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Accounting for long-lived assets

The Company classifies its long-lived assets into: (i) machinery and equipment; (ii) transportation equipment; (iii) office and equipment; (iv) buildings and improvements; and (v) construction in progress.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

If the value of an asset is determined to be impaired, the impairment to be recognized is measured in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or the fair value, less disposition costs.

Commitments and contingencies

Lease Commitments

We have a lease agreement for a total 74,220 mu of farmlands with the Fengzhen government. The lease agreement will expire on December 31, 2027 with annual payments of approximately $3.4 million. We also have lease agreements for two office spaces, one employee housing and one storage place expiring in April 2024.

Operating lease expenses are allocated between the cost of revenue and selling, general, and administrative expenses. Total operating lease expenses were approximately $3.5 million for each of the years ended June 30, 2019 and 2018.

Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, “Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date for ASU 2014-09 by one year. For public entities, the guidance in ASU 2014-09 was effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods), which means it will be effective for the Company’s fiscal year beginning January 1, 2018. In March 2016, the FASB issued ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. In April 2016, the FASB issued ASU No. 2016-10, “Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which reduces the complexity when applying the guidance for identifying performance obligations and improves the operability and understandability of the license implementation guidance. In May 2016, the FASB issued ASU No. 2016-12 “Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which amends the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes. In December 2016, the FASB further issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers” (“ASU 2016-20”), which makes minor corrections or minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments are intended to address implementation and provide additional practical expedients to reduce the cost and complexity of applying the new revenue standard. These amendments have the same effective date as the new revenue standard. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 606 for annual reporting. As an “emerging growth company,” or EGC, the Company has elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2018, including interim periods within annual reporting periods beginning after December 15, 2019. The Company is planning to adopt Topic 606 for annual reporting after June 30, 2019 using the modified retrospective transition method, and is continuing to evaluate the impact our pending adoption of Topic 606 will have on the consolidated financial statements. The Company is in the process of evaluating the new standard against its existing accounting policies, including the timing of revenue recognition and its contracts with customers to determine the effect the guidance will have on its consolidated financial statements and what changes to systems and controls may be warranted.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption assuming the Company will remain an emerging growth company at that date. Early adoption is permitted. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity’s filing with the SEC adopting ASC Topic 842 for annual reporting periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from inception of the lease based on the revised after tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in income of the year in which the tax law is enacted. The Company has not early adopted this update and it will become effective on July 1, 2020. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on the following eight specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business Combination; (4) Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The adoption of this ASU on July 1, 2018 would not have a material effect on the Company’s financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework —Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes, modifies and adds certain disclosure requirements in Topic 820 “Fair Value Measurement”. ASU 2018-13 eliminates certain disclosures related to transfers and the valuations process, modifies disclosures for investments that are valued based on net asset value, clarifies the measurement uncertainty disclosure, and requires additional disclosures for Level 3 fair value measurements. ASU 2018-13 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

Except as mentioned above, we do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our financial statements.

Credit Risk

We are exposed to credit risk from our cash in bank and fixed deposits, accounts receivable, other receivables, and prepayments and advances on equipment purchases. The credit risk on cash in bank and fixed deposits is limited because the counterparties are recognized financial institutions. Accounts receivable, other receivables, and prepayments and advances on equipment purchases are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Foreign Exchange Risk

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in the PRC’s political and economic conditions. The RMB does not fluctuate with the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. In August 2017, the PRC’s currency dropped by a cumulative 4.4% against the U.S. dollar on hopes of boosting the domestic economy, making PRC exports cheaper and imports into the PRC more expensive by that amount. The effect on trade can be substantial. The RMB started to appreciate during 2017 and depreciated during year ended June 30, 2019. Compared with the lowest point of RMB versus U.S. dollars in 2017, the RMB has depreciated by 4.7% compared to the exchange rate as of June 30, 2019. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market. In addition, the value of RMB could be affected by the proposed tariffs regarding trade with the United States.

Because all of our earnings and cash assets are denominated in RMB, but our reporting currency is the U.S. dollar, fluctuations in the exchange rate between the U.S. dollar and the RMB will affect our balance sheet and our earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we might issue in the future that will be exchanged into U.S. dollars and earnings from, and the value of, any dollar-denominated investments we make in the future.

Very limited hedging transactions are available in the PRC to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, foreign currency exchange losses may be magnified by the PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

All of our transactions are settled in RMB. In the opinion of management, we are not exposed to significant foreign currency risk.

Inflation

Inflationary factors, such as increases in the cost of overhead costs, could impair our operating results. A high rate of inflation in the future may have a continued adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of sales revenue if the selling prices of our products do not increase with these increased costs.

OUR INDUSTRY

Certain information, including statistics and estimates, set forth in this section and elsewhere in this prospectus has been derived from an industry report commissioned by us and independently prepared by Frost and Sullivan (Beijing) Inc., Shanghai Branch in connection with this offering. We believe that the sources of such information are appropriate, and we have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect. However, such information involves a number of assumptions and limitations, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Therefore, investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus. Forecasts and other forward-looking information obtained from the sources of such information are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus, as well as risks due to a variety of factors, including those described under "Risk factors" and elsewhere in this prospectus.

Alfalfa Industry in China

Alfalfa is a perennial flowering plant in the legume family Fabaceae. It is cultivated as an important forage crop in many countries around the world. It is used for grazing, hay, and silage, as well as a green manure and cover crop. One of the most important characteristics of alfalfa is its high nutritional quality as animal feed; it is called the “Queen of the Forages.”

Alfalfa has one of the highest feeding values of forages and has been perceived as an excellent source of protein. A ton of alfalfa hay contains as much TDN (Total Digestible Nutrients) as 25 bushels of corn (and as much protein as 2/3 of a ton of soybean meal). Beef cows are more likely to be fed rations more deficient in energy than in protein, particularly during the last trimester of pregnancy, and postpartum. A beef cow needs high energy hay to regain body weight after calving, produce milk for her calf, and for rebreeding 40 to 90 days after calving. (Source: Alfalfa For Beef Cows, by John Balliette, Eureka County Extension Educator and Ron Torell, Northeast Area Livestock Specialist, University of Nevada Reno Fact Sheet 93-23.)

Alfalfa contains between 15% to 22% crude protein as well as being an excellent source of vitamins and minerals. Specifically, alfalfa contains vitamins A, D, E, K, U, C, B1, B2, B6, B12, Niacin, Panthothanic acid, Inocitole, Biotin, and Folic acid. Alfalfa also contains the following minerals: Phosphorus, Calcium, Potassium, Sodium, Chlorine, Sulfur, Magnesium, Copper, Manganese, Iron, Cobalt, Boron, and Molybdenum and trace elements such as Nickel, Lead, Strontium and Palladium. Alfalfa hay is used primarily as animal feed for dairy cows but also for horses, beef cattle, sheep, chickens, turkeys and other farm animals.

Inner Mongolia is well known for its animal husbandry industry in China. Currently, Inner Mongolia is an important livestock products processing base in China, with its productions of milk and mutton ranking first and beef production ranking third in the nation. As of 2018, Inner Mongolia has the capacity to ship 5 million tons of milk and 1.5 million tons of meat for consumption outside of its region. According to the press release by Agriculture and Husbandry Department (AHD) of Inner Mongolia Autonomous Region on December 6, 2018, Secretary of AHD Mr. Zhenyun Sun told the report that one fourth of the total mutton and one fifth of the total milk consumed in China are produced by Inner Mongolia.

Based upon the China Alfalfa Industry Development Plan (2016-2020) issued in December 2016 by the Ministry of Agriculture of China, the Chinese domestic alfalfa industry faces three critical issues: 1) supply cannot meet the demand. In 2015, there was a 1.3 million ton shortage of high quality alfalfa for dairy cows alone. With the increased demand for milk and number of dairy cows in China, the supply and demand gap will grow bigger; 2) alfalfa quality is not high. Due to limited facilities and equipment for processing, storage, transportation, quality control and testing, domestic alfalfa has a lower protein percentage and the product quality is not stable; and 3) the industrial production level is low. Most of the alfalfa producers in China are smaller companies which lack modern equipment and management skills and there is only 50 companies with production capacity of more than 10,000 in China. Based upon the Thirteenth Five-Year Plan for the Livestock and Husbandry Industry (the “Plan”), China’s milk production will reach 41 million tons in 2020 and the number of dairy cows will reach 6 million. According to the Plan, as 70% of these cows will be raised on the scaled farms, there is a demand for high quality alfalfa to feed approximately 4.2 million dairy cows. Based upon 1.5 ton of alfalfa per each dairy cow per year, the demand for high quality alfalfa will be 6.3 million tons annually. Also, cattle, sheep and rabbit farms will need approximately 600,000 tons of alfalfa annually. It is expected the total demand for alfalfa in 2020 in China will reach 6.9 million tons.

Year	Milk Production (in 1,000 tons)	Scaled Farm (%)	Number of Dairy Cows (in 1,000)	High Quality Alfalfa Demands by Dairy Cows (in 1,000 ton)	High Quality Alfalfa Demands by other livestock feeds (1,000 ton)	Total Demands for High Quality Alfalfa (in 1,000 ton)
2015	38700	48.3	2900	4350	200	4550
2020	41000	70	4200	6300	600	6900

Source: China National Alfalfa Industry Development Plan (2016-2020)

It is estimated the production of domestic high quality alfalfa will reach 3.6 million tons in 2020 and 3.3 million tons will need to be imported. It is expected the import volume will be 1.5 million tons in 2020 which will leave a total shortage of supply of 1.8 million tons. (Source: National Alfalfa Industry Development Plan (2016-2020), issued by China’s Ministry of Agriculture).

In 2018, China imported approximately 1,383,700 tons of alfalfa with a total value of $446 million, among which approximately 1,158,900 tons from the U.S., which provides 83.76% of total imports by China. Due to the trade tensions between US and China and 25% tariffs on US alfalfa, the imported alfalfa from U.S. in 2018 decreased by 8.81% compared to 2017. In 2018, China imported approximately 171,900 tons of alfalfa from Spain, which counts 12.41% of total imports and represented a 586% increase compare to 2017. (Source: China Customs Statistics, General Administration of Customs for the People’s Republic of China.)

Straw Biomass for the Power Generation Industry in China

The straw resources usually sources from the major crops produced in the PRC, such as wheat, corn, beans, cotton, etc. In result, the annual production of straw resources has experienced a steady growth recently from 1,034.0 million tonnes in 2014 to 1,035.2 million tonnes in 2018, representing a CAGR of 0.03% during 2014 to 2018. With the implementation of governmental policies, such as “Opinions On Accelerating The Comprehensive Utilization Of Crop Straw”, to increase the utilization rate of straw resources, the straw utilization rate has reached 83.4% in 2018, representing a CAGR of 1.31% during 2014 to 2018.

Looking forward, the annual production of straw resources is expected to record a steady growth rate and reach 1,038.6 million tonnes by 2023, representing a CAGR of 0.07% during 2019 to 2023. And the utilization rate will reach more than 90% in 2023 with a CAGR of 1.58% during 2019 to 2023.

Source: Frost & Sullivan

In China, the straw is mostly from rice, wheat and corn crops, among which rice straw is 25.1%, wheat straw is 18.3% and corn straw is 32.5%, cotton straw is 3.1%, oil-bearing crops straw (mostly canola plant and peanuts) is 4.4%. (Source: 2018-2024 China World Straw Wood Panel Industry Market Development and Investment Valuation Research Report by Zhiyan Consulting, July 2018.)

The agroforestry biomass power is one of the main types of biomass power in the PRC, accounting for more than 40% of the total biomass power generation installed capacity in the PRC in 2018. With the increasing utilization of agroforestry biomass resources in the PRC, such as straw, this type of biomass power generation is increasingly common. During 2014 to 2018, the agroforestry biomass power generation installed capacity has increased from 5,020MW in 2014 to 8,060MW in 2018, representing a CAGR of 12.6%. By estimation, the agroforestry biomass power generation installed capacity will reach 15,104MW by 2023, with a CAGR of 13.4% during 2019 to 2023.

Source: Frost & Sullivan

The pulp production volume in the PRC has been declining in recent year due to the tightened environmental regulation which led to the closure of non-compliance pulp manufacturers. During 2014 to 2018, the pulp production volume in the PRC has decreased from 79.1 million tonnes in 2014 to 72.0 million tonnes in 2018, representing a CAGR of -2.3%. For non-wood pulp, straw pulp is the major source which has accounted for 41.0% of the non-wood pulp production in 2018.

It is expected that the production capacity of high quality paper manufacturers would drive the recovery of the whole industry which will lead to increase in pulp production volume during the forecast period. The pulp production volume will reach 82.3 million tonnes by 2023, representing a CAGR of 2.8% during 2019 to 2023.

Source: Frost & Sullivan

BUSINESS

Overview

We are currently engaged in the businesses of specialty agriculture farming of alfalfa, wasteland transformation, agriculture harvesting services and biomass raw materials (straw and agriculture residue) collection and processing for power plants and paper mills.

We signed contracts with the local counties of Feng Zhen City in the Inner Mongolian Autonomous Region for use rights to mostly abandoned and waste-lands comprising 74,426 mu or 12,228 acres (approximately 50 square kilometers) in August 2013. We grow and farm alfalfa on these lands that lack water resources or are far from the villages and cannot be farmed without modern technologies and machines. We obtain the contractual rights for use of these abandoned and waste-lands from the local government, through a land use rights transfer process at a much lower cost than normal market prices. We then use biological and engineering measures to construct desertification protection systems for these waste lands, and use drip technologies to efficiently utilize the available water resources to grow alfalfa.

Alfalfa is a perennial herb and its strong and deep roots could organic substances to the soil. It absorbs calcium and breaks down phosphates and deposits them in the soil to decompose to organic colloids which will stabilize the soil and improve its chemical and physical conditions. Alfalfa roots can retain the nitrogen from air to increase soil fertility. Usually, Alfalfa can be harvested 3 times a year.

Alfalfa is a preferred feed for livestock and fresh alfalfa is a top choice for cattle. It can also be processed as hay, hay meal or with a mixture of other animal feeds. High-quality alfalfa is essential for the production of organic milk and for the livestock farming, including cattle, sheep and pigs. More than 50 percent of China’s supply of alfalfa comes from the United States. Inner Mongolia is the province with the highest consumption of high-quality alfalfa in China, and its milk output accounts for about one fifth of China’s total. High quality alfalfa products are in short supply in Inner Mongolia and China and there is a large market for our alfalfa products, as a substitute for imports. Under good management, our alfalfa in Feng County can have three harvests a year (early June, mid July and early October) with hay production between 3,642 and 6,070 kg per acre. We sell our alfalfa hay in two ways: (i) on-site sales at our fields (ii) finished products sales, shipping out of our warehouse. Customers can review the color of alfalfa hay and test the moisture content of the products to select the product they would like to buy. The quality of our alfalfa products have reached the quality level of imported products, and our sales price is 15% to 20% lower than that of comparable imported products. Currently our alfalfa products are in short supply.

We own large agricultural machines and equipment and are well-equipped to operate under modern agriculture production scale, compared to most farmers in China. The degree of our mechanization and automation operations has reached the level of similar farming companies in the United States. We own John Deere (USA) tractors and CLAAS (Germany) tractors, KUHN (France) precision seed drillers, KUHN field mowers, KUHN rake machines, KUHN large square balers, a KUHN wind wrap machine, KUHN fertilizer spreaders, KUHN hydraulic turnover plows, KUHN power driven harrows, KUHN subsoilers, and KUHN fertilizer application machines. We also own other ancillary machines, such as hydraulic folding press machines; graders; grass grabbers; folding joint preparation machines; loaders; holding clamp machines; spray machines; movable generators, soil preparation machines, fertilizer application machines, rotary tillers, trenching machines, and planer graders.

Our agricultural machinery and equipment cover the full range from initial land preparation and planting to harvesting and transportation, and meet the requirements of modern agricultural machinery operation and efficiency. Our agricultural machinery and equipment not only guarantee the consistency of our yield and quality control for our own products, but also can be used to provide harvesting services to other famers in China. Also, we have a fleet of transportation vehicles such as large flat transport vehicles, fuel trucks, a 55-ton large oil storage tank, and a pickup truck for both passenger and cargo, which can effectively ensure the supply of logistics.

We don’t lease our harvesting equipment and other agricultural machinery to other growers but use them as a part of our harvesting services, i.e. our operators will operate these equipment and agricultural machinery to harvest alfalfa, wheat or corn for other growers. Because these agricultural machinery are expensive and require trainings before operation, we only allow our own operators to operate these agricultural machinery and charge fees for such harvest services. Our services include crop harvesting, packing and baling and transporting them to designated warehouses. Our service fee varies depending on the service items, harvest areas, time schedule and travel distance.

Our service team provides inter-state services for an operating radius of more than 2,000 kilometers. We have approximately 50 experienced professional operators of our large imported machinery, who have 5 to 10 years of machine operation experience and long distance cross-provincial operation experience. Our agriculture harvesting services have served farmers in Shandong Province, Heilongjiang Province, the Xinjiang autonomous region, Liaoning province, Jilin Province, Anhui Province, Henan Province, Ningxia Autonomous Region and Shanxi Province, as well as in our own home state, the Inner Mongolian Autonomous Region.

As of June 30, 2019, we had accumulatively spent approximately $6.6 million of the agricultural machinery and equipment that we used in our farming business. In addition, we spent approximately $3.1 million and $3.0 million for the years ended June 30, 2019 and 2018, respectively, of maintaining mechanization and automation in our farming business.

We have our own mechanical staffs who maintain our equipment and machinery, replace wearing and spare parts and make oil changes as a part of daily operations. With good maintenance, we don’t expect any major repair to existing machinery or costs to acquire new equipment in the near future. If we have to make any major repair or replace any of our agricultural machinery, it will have negative impact on our operation and financial result due to reduce of productivity and increase of the expenses.

The increased automation allow us to operate our alfalfa and biomass business in large scales. Without large agricultural machinery, it is costly and physically impossible to grow, manage, harvest, pack, process and transport alfalfa and straws in large farm land and provide harvest services to small growers. With these agricultural machinery, we create scale effect and meet demands of large customers for their needs of alfalfa and biomass materials at a competitive price compared to less automated competitors.

Another main business of ours is to process and sell biomass waste and residues to power generation plants and paper mills, mainly corn and wheat straws. The straws are the waste and residue from the agriculture industry after harvesting of the crops. We purchase and collect the straws from local farmers, then cut, pack and sell them to the biomass power plants or paper mills as the raw materials for their production. It is expensive and time consuming for farmers to collect and process these straws. Traditionally, Chinese farmers pile such agricultural waste up in their fields and burn it, which has been a main cause of the air pollution in China, and also creates the risk of forest fires.

With the strong air pollution control laws and regulations currently in China, burning agricultural waste and residue is strictly prohibited and there is 24/7 satellite monitoring and enforcement. Farmers are fined for violations, or criminally penalized if the violation is serious. Also, local government officials can be held accountable for any such violations in their jurisdiction by central government.

Straw is a renewable energy source. The caloric value of every two tons of straw is equivalent to one ton of standard coal, and its average sulfur content is only 0.38%, while the average sulfur content of coal is about 1%.

We own full sets of highly efficient machines and equipment to collect, process and dispose of agricultural waste and residue. We sell such biomass products to biomass power generation plants to generate electricity, as well as to the paper mills as alternative raw material in place of wood and wood pulp.

Currently, we conduct combined harvesting, processing, packaging, storage and transportation of straw, mainly of corn straw in three provinces in northeast China (Heilongjiang, Liaoning and Jilin provinces) and wheat straw in four provinces (Anhui, Henan, Shandong and Hebei provinces). We are in the process of assembling a straw biomass cleaning production line and we expect to add an additional value-added service to pre-clean the biomass raw materials before turning them to our customers once we completed our assembling and final testing phase of the production line.

In November 2017, we entered into a supply contract with one of the biomass power plants of Guoneng Biomass Power Generation Group Co. Ltd. (“Guoneng”), a subsidiary of the State Grid. In April, 2019, we entered into three more supply contracts with three additional biomass power plants of Guoneng. The four biomass power plants have agreed to purchase all the straw we can supply for its power generation plants all year long. Guoneng owns 41 biomass power plants that are in operation and the total demand of 41 power plants is approximately 13.5 million tons per year. We currently can only supply approximately 400,000 tons per year. The supply gap and room for growth is great.

We also process straw and agricultural residue and sell biomass products to paper mills as raw material. According to China’s National Bureau of Statistics, from early September 2016 to mid October 2017, pulp price increased by 56.77% to RMB 6,550.6 ($1,008) per ton, and corrugated paper price increased by 126.21% to RMB 5,730 ($882) per ton.

In 2017, the paper production volume in China was 9.2 million tons and consumption in China was 8.54 million tons.

The paper mills have been using a new process of straw paper manufacturing and no chemicals are used in the production process. The biomass wastes are fermented and decomposed using bacterial liquid, such that the paper products manufactured in this way meet the safety and health requirements for food contact packing paper.

On January 8, 2020, we established a not-for-profit training school to provide trainings of agricultural skills and technologies to local farmers, such as driving and maintenance of agricultural machinery, modern agriculture technologies, cultivation and pest control of fruit trees, livestock farming, plant protection, conservation of water and soil. Through such training school, we hope to help local farmers obtain new skills for modern agriculture industry, increase income and come out of poverty. The training school could also supply us with much needed and well trained potential employees for our business development. We don’t charge any tuition to the students and the local government provides certain subsidies to each farmer we successfully train.

Our Strategy

We plan to continue to expand our business in specialty alfalfa farming, waste land transformation, agricultural harvesting services, and biomass raw materials (straw and agricultural residue) collection and processing for power plants and paper mills. We will continue to market our products and services to attract more clients through referrals from existing clients and through offline marketing methods, and we also plan to build and use an online platform for various marketing campaigns, attracting and expediting order processing, increasing our reputation and influence in the industry, and building our brand recognition in China. However, there is no guarantee that our expansion plans will be successful. We plan to implement the following strategies:

●	Obtain development and use rights of wasteland at a lower cost from local governments and grow more high quality alfalfa products to supply livestock and cattle farmers in Inner Mongolia and other Chinese provinces.

●	Develop our biomass business by entering into long-term supply contracts with five major state owned power companies which control a total of 499 biomass power generation plants;

●	Develop our biomass business with more major paper mills in China and enter into long-term supply contracts with these paper mills;

●	Expand our biomass waste and raw material collection operations into additional major agricultural provinces in China, such as Heilongjiang and Xinjiang provinces;

●	Expand our biomass raw materials of rice straw, caragana korshinskii, cotton, reed and sugarcane tops; and

●	Expand our agricultural harvesting services business and expand into the southern provinces of China, which have different weather conditions and harvest seasons than our current markets in the northern provinces of China, thus reducing the idle time for our machines and operators

Our Challenges

We face challenges and uncertainties in realizing our business objectives and executing our strategies, including the following:

1. Fire accidents. Our products, alfalfa hay and straw, are highly flammable. Although we have purchased relevant storage and shipment insurance, any fire accidents would materially affect our business.

2. The price of alfalfa hay in international markets, especially in the U.S. Currently, approximately 40% of high quality alfalfa consumed in China is imported, mostly from the U.S. We currently use alfalfa seeds imported from the U.S. Although the sale price of domestic alfalfa hay is 15-20% lower than similar imported products, any price and supply/demand change in international markets will impact our business.

3. Any changes in the livestock and cattle industry, such as the number of cattle, will affect our business.

4. Quantity and quality of agriculture biomass. There is a seriously insufficient supply of biomass straw for power plants and paper mills and we mainly purchase the straw from individual farmers. We supplement our supply with certain cooperative farmers associations, and the quality of biomass waste is not consistent. The impurities and dust of raw biomass waste materials might be excessive, which could be harmful to power generation systems and paper mill facilities and seriously affect the stable production of the plants/mills. We have invested in and installed the systems at the biomass power plants to filter out the impurities and remove the excessive dust to ensure product quality, which increases our cost.

5. Obtaining more land use rights in China is a long and laborious process, which we would need to engage in if and when we expand our alfalfa farming business.

We face additional risks and uncertainties related to our corporate structure and the regulatory environment in China. Please see “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

Our Products and Services

We currently grow and sell fresh alfalfa and alfalfa hay grown from our own land and purchase straws and sell them to the biomass power plants and paper mills. We also provide agriculture harvesting services including plowing, seeding and sowing, harvesting, racking, baling and field management.

Competition

We are engaged in the businesses of specialty agriculture farming of alfalfa, wasteland transformation, agriculture harvesting services and biomass raw materials (straw and agriculture residue) collection and processing for power plants and paper mills. We are in a unique market position to have a comprehensive business scope involving farming and agricultural harvest services.

To our knowledge, there is no direct competitor in China that involve all the business areas that we are currently in. In each of the sub-segments, namely agriculture farming of alfalfa, wasteland transformation, agricultural harvesting service and agriculture biomass raw materials collection and processing, we are still small in terms of revenue and size comparing to the leading market participants.

The alfalfa business is new and still fasting growing in China and domestic supplies cannot meet the demands. We don’t really have competition with Chinese growers and we primarily compete with imported high quality alfalfa from U.S. for the dairy farm market in China. For the major dairy companies in China, they import alfalfa for their dairy farms to produce their organic milk. Some of the largest dairy companies such as Meng Niu and Yi Li have small in-house alfalfa farming but only for demonstration and strategic reservation use; these do not directly compete with our product. The key market participants in the alfalfa industry in China include Inner Mongolia Huangyangwa Grass Industry Limited Company and Purple Pasture Co., Ltd.

For agriculture waste and biomass business, there are no nationwide companies currently specialized in the field of collecting, purchasing, processing and selling agriculture biomass products for power plants and paper mills. Due to the nature of the land ownership structure in China, most of our competitors are individual farmers and farmers associations that are small and scattered and lack large processing equipment.

For agricultural harvesting services business, it is still a new and developing business in China. Our harvesting team provides such services during the slack season of our alfalfa farming business. The other key market participants in China include Inner Mongolia Qiushi Afforestation Co., Ltd. and Inner Mongolia Yuanyuan Biomass Technology Co., Ltd. We don’t directly compete with these companies in agricultural harvesting services.

Our wasteland transformation is a part of our alfalfa farming business, i.e. we obtain development and use rights of wasteland at a lower cost from local governments and transform them for our alfalfa farming business. The key market participants in the environmental remediation and wasteland transformation in China include Inner Mongolia M-Grass Ecology and Environment Group Co Ltd. and China State Science Dingshi Environmental Engineering Co., Ltd. We don’t directly compete with these companies.

We compete primarily on the basis of quality and price for our products and services as well as technological innovation in these changing market conditions. Due to the seasonality of alfalfa farming, biomass collection and agricultural harvesting services, it is important that we have the combination of all these business operations to reduce to idle time and increase the workforce and equipment utilization ratio to compete efficiently and effectively. Although, we currently are not aware of any single company in China that involves all these business areas, there might be companies in the future have the same business combination as we do and compete directly with us. If we are unable to compete efficiently and successfully in our markets, our relative market share and profits could be reduced.

Seasonality

We harvest alfalfa from June to early October. The corn straws used for biomass power generation are collected generally from mid October through December or January of the following year after the harvest season, depending on the locations of corn fields. The wheat straws are collected in June which is after the harvest of winter wheats. The wheat straws mostly are used for paper mills and roughage for cattle and hogs. During April and May, we provide agriculture services of soil turning, harrowing and land preparation for the farmers for their spring sowing. Our alfalfa hay, processed straws and biomass products can be sold year round. Annual capacity of our production varies based on the production of the alfalfa and straws from the crops, which is ultimately contingent on weather and other climatic conditions leading up to and through the harvest seasons. As a result, our business is highly seasonal as sales of our products are generally higher during the harvest season. Sales of our products during the months from June through January of the following year generally tend to be higher, or the non-harvest season, generally tend to be lower due to a shortage of alfalfa and straws and a lower level of production activity. As a result, our sale for the first and the second quarters of our fiscal year are generally stronger than those for our third and fourth quarters.

Employees

As of December 31, 2019 and December 31, 2018, we had a total of 28 employees. The following table sets forth the breakdown of our employees as of December 31, 2019 by function:

Function	Number of Employees	% of Total
Officers	3	10.7%
Administration	2	7.14%
Farm	3	10.7%
Technician	2	7.14%
Sales	1	3.57%
Supporting Staffs(Security, Chef and Cleaning)	3	10.7%
Accounting	5	17.86%
Machine and Equipment Operators	9	32.14%
Total	28	100.00%

As of December 31, 2019, all of our employees were based in Inner Mongolia, where our principal executive offices are located. In addition, we have 40 contracted machine and equipment operators whom are not included in our total formal employee numbers. During the harvest seasons, we will also hire certain numbers of temporary seasonal workers depending on actual needs at such time.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. As of the date of this prospectus, we have made adequate employee benefit payments. However, if we were found by the relevant authorities that we failed to make adequate payment, we may be required to make up the contributions for these plans as well as to pay late fees and fines. See “Risk Factors—Risks Related to Doing Business in China—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

We enter into standard labor and confidentiality agreements with our employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

Facilities

Our principal executive office is located at 9th Floor, Lvdi Zhihai Tower A3, North Kerqin Road, Nandian Street, Xincheng District, Huhe Haote City, Inner Mongolia, China, which we own and have the use rights until September, 2076. We believe that we have enough office space to accommodate our future expansion plans.

We signed contracts with the local counties of Feng Zhen City in the Inner Mongolian Autonomous Region for use rights to mostly abandoned and waste-lands comprising 74,220 mu or 12,228 acres (approximately 50 square kilometers) in August 2013. We obtain the contractual rights for the use of these abandoned and waste-lands from the local government, through a land use rights transfer process which originally have an expiration date on December 31, 2027 upon the completion of the 2nd round of 30 year Land Contractual Operation Rights policy in China. Based on the Report on the Work of The Government Delivery on the first session of the 13th National People’s Congress of the PRC on March 5, 2018, the government will implement the policy extending second-round rural land contracts by another 30 years upon expiration. The Law of PRC on Contractual Rights of Land in Rural Areas was amended in 2018 to reflect such policy. Our contractual term may be extended to another 30 years based on such laws and policy. We grow and farm alfalfa on these lands and we have signed letters of intent with local counties of Feng Zhen City to obtain additional 50 square kilometers abandoned and waste lands to expand our alfalfa farming business.

Intellectual Property

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark, patents and trade secret law and confidentiality and invention assignment with our employees and others to protect our proprietary rights.

We have six trademarks that have been approved by the Trademark Office of National Intellectual Property Administration, PRC (“Trademark Office”) and three trademarks pending for review by Trademark Office. We have five pending patent applications for the review by China National Intellectual Property Administration. We have been granted one copyright by the PRC Copyright Bureau for one drawing for our logo.  Our intellectual property also includes domain names: www.nmgqqcy.net, www.青青草原.com, www.青青草原.net, www.青青草原.cn, 青青草原.公司, 青青草原.中国

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our technology is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. Moreover, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.

See “Risk Factors—Risks Related to Our Business—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.” and “—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

Insurance

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We have property insurance coverage for our machines, equipment, buildings and inventories which will expire on July 30, 2020 and we plan to renew such insurance before it expires.

Legal Proceedings

In February 2017, IMGG was sued as a co-defendant as co-guarantor of an approximately $3.0 million (RMB 20.0 million) loan for which one of the IMGG’s shareholders are the borrowers of this loan from Zhongcai Jiali Investment ion Co. Ltd. (“Zhongcai” or the “plaintiff”). In March 2017, the court has ordered to freeze approximately $3.8 million (RMB 25.0 million) worth of tangible property value and bank account of Mr. Jian Sun, the Company’s CEO and the co-defendant and co-guarantor of this case. In November 2018, the People’s Court of China issued a verdict for IMGG to repay the plaintiff of principal balance of approximately $1.2 million (RMB 7,757,147) plus interest of approximately $0.4 million (RMB 2,540,094) incurred up to October 31, 2019. On October 26, 2019, Mr. Sun settled the payment terms and the final amount with Zhongcai. According to the settlement agreement, IMGG and Mr. Jian Sun shall repay the plaintiff the principal balance plus interest incurred up to October 31, 2019 for a total of approximately $1.8 million (RMB 12,500,000) before October 31, 2019. Mr. Jian Sun agreed to waive the right to pursue liabilities of IMGG and paid the full settlement amount on October 28, 2019 and the case was closed upon the settlement payment by Mr. Sun.

In May 2019, Beijing Jianyin Wealth Investment Center (“Jianyin”) applied for arbitration proceeding Beijing Arbitration Commission against IMGG for repayment of an approximately $0.2 million (RMB 1,599,750). On January 6, 2017, Jianyin and IMGG signed a financial advisory agreement under which Jianyin would introduce and raise at least RMB 40 million for IMGG and IMGG agreed to pay a 4% fee for the amount raised by Jianyin for IMGG. Jianyin introduced two investors which purchased certain shares from the existing shareholders of IMGG in 2017 and 2018. The parties disagreed on whether such share purchase were subject to the advisory agreement between IMGG and Jianyin. On October 9, 2019, Beijing Arbitration Commission made the verdict that IMGG shall pay Jianyin the full amount agreed in the agreement, interest accumulated to the date of payments, attorney fees of claimant and arbitration fee for a total of approximately $0.3 million (RMB 1,831,427). Jianyin has applied to the court for the enforcement of such arbitration award. IMGG is in discussion for the settlement of the enforcement of the judgment. As of June 30, 2019, approximately $0.3 million has been accrued as accrued liabilities in the accompanying consolidated balance sheets.

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

The relevant regulations promulgated by such government authorities are described below.

Regulations Relating to Foreign Investment

The New PRC Foreign Investment Law

The PRC Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which has taken effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies a regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

Negative List Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment promulgated and as amended from time to time by MOFCOM and National Development and Reform Commission (the “NDRC”) and MOFCOM. In June 2017, MOFCOM and the NDRC promulgated the Catalog (2017 Revision), which became effective in July 2017 and was amended in June 2018. In June 2018, the Guidance Catalog of Industries for Foreign Investment (2017 Revision) was replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2018 Version) which was amended by the Special Administrative Measures (Negative List) for Foreign Investment Access (2019 Version) in June 2019, or the Negative List. Industries listed in the Negative List are divided into two categories: restricted and prohibited. Industries not listed in the Negative List are generally deemed as constituting a third “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations.

Our PRC subsidiary is mainly engaged in planting for waste land and soil improvement and biomass material, which falls into the “permitted” category. We may expand our market survey business on agriculture field or our planting and R&D to more species, rare, unique and precious varieties in PRC, which might fall into Negative List.

Regulations Relating to Agriculture in China

Pursuant to the Agriculture Law of PRC, promulgated by the standing committee of NPC in July 1993 and revised in December 2002 and December 2012 (the “Agriculture Law”), the State shall adopt measures to ensure the steady development of agriculture. Governmental authorities such as finance, banking, science and technology, and material resources shall provide support to socialized service undertakings of agricultural production. The State shall encourage and support agricultural production and operation organizations or agricultural laborers to apply advanced and sophisticated agricultural machinery for the purpose of raising the level of agricultural mechanization. Furthermore, the State also encourages and guides farmers to engage in various forms of circulation activities of agricultural products, and agricultural production and operation organizations and agricultural laborers may, in accordance with the relevant provisions of the State, engage in activities of purchasing, processing, wholesaling, trafficking and retailing of agricultural products.

In addition, Law of PRC on Contractual Rights of Land in Rural Areas which was adopted on August 29, 2002 by standing committee of NPC, amended on August 27, 2009 and December 29, 2018, provides that after contracting the land, the contractor shall enjoy the right to land contractual management. It may either manage the land itself or retain the land contracting right but circulate the management right of its contracted land to be managed by others. The State protects the circulation of the right to land contractual management, which is effected according to law, on a voluntary basis and with compensation, and protects the legitimate rights and interests of the land management right holders. The term of contract for arable land is 30 years. The term of contract for grassland ranges from 30 to 50 years. The term of contract for forestland ranges from 30 to 70 years. The term of contract for arable land specified in the preceding paragraph shall be extended for another 30 years after the expiry and that for grassland and forestland shall also be appropriately extended according to the provisions of the above-mentioned terms. In addition, pursuant to Administrative Rule for Circulation of Contractual Management Rights of Rural Land issued by Ministry of Agriculture and Rural Affairs of PRC on January 19, 2005 and effective on March 1, 2005, the land in rural areas as barren mountains, gullies, hills and beaches, which are not suited to the form of household contract within the member of collective organization, may be contracted in such forms as bid invitation, auction and public consultation.

Regulations Relating to Biomass Energy and Agriculture Related Service Business in China

Pursuant to the Renewable Energy Law of PRC, promulgated by the standing committee of NPC in February 2005 and revised on December 26, 2009 (the “RE Law”), renewable energy referred in RE Law refers to non-fossil energy of wind energy, solar energy, water energy, biomass energy, geothermal energy, and ocean energy, excluding the direct burning of straw, firewood and dejecta, etc. on low-efficiency stove. RE Law requires the government lists the development of utilization of renewable energy as the preferential area for energy development and promotes the construction and development of the renewable energy market by establishing total volume for the development of renewable energy and taking corresponding measures, and encourages economic entities of all ownerships to participate in the development and utilization of renewable energy and protects legal rights and interests of the developers and users of renewable energy on the basis of law. The government encourages and supports various types of grid-connected renewable power generation. For the construction of renewable energy power generation projects, administrative permits shall be obtained or filing shall be made in accordance with the law and regulations of the State Council. Furthermore, the government encourages clean and efficient development and utilization of biological fuel and encourages the development of energy crops. If the gas and heat produced with biological resources conforms to urban fuel gas pipeline networks and heat pipeline networks, enterprises operating gas pipeline networks and heat pipeline networks shall accept them into the networks. RE Law also provides that state shall practice the full protective purchasing price system for renewable power generation. Working together with the national power supervisory institutions and the financial department of the State Council, energy authorities of the State Council shall act in accordance with national renewable energy development and utilization plan, set the proportion of renewable power generation capacity in total power generation capacity during the period of the plan, formulate specific methods for grid enterprises to give priority to the arrangement of renewable power generation and buy the grid-connected power produced with renewable energy. In addition, energy authorities of the State Council shall work together with the national power supervisory institutions to supervise the implementation of the annual plan.

The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education

The Law for Promoting Private Education of the PRC became effective on September 1, 2003 and the latest amendment, or the Amendment, was on December 29, 2018 which came into effect on the same date. Under the Amendment, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion. Nonetheless, school sponsors are not allowed to establish for-profit private schools that are engaged in compulsory education.

The key features of the Amendment include the following: (i) sponsors of for-profit private schools are entitled to retain the profits and proceeds from the schools and the operation surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations; (ii) sponsors of non-profit private schools are not entitled to the distribution of profits or proceed from the non-profit schools and all operation surplus of non-profit schools shall be used for the operation of the schools; (iii) for-profit private schools are entitled to set their own tuition and other miscellaneous fees without the need to seek prior approvals from or report to the relevant government authorities. The collection of fees by non-profit private schools, on the other hand, shall be regulated by the provincial, autonomous regional or municipal governments; (iv) private schools (for-profit and non-profit) may enjoy preferential tax treatments. Non-profit private schools will be entitled to the same tax benefits as public schools. Taxation policies for for-profit private schools after the Amendment taking effect are still unclear as more specific provisions are yet to be introduced; (v) where there is construction or expansion of a non-profit private school, the school may acquire the required land use rights in the form of allocation by the government as a preferential treatment. Where there is construction or expansion of a for-profit private school, the school may acquire the required land use rights by purchasing them from the government; (vi) the remaining assets of non-profit private schools after liquidation shall continue to be used for the operation of non-profit schools. The remaining assets of for-profit private schools shall be distributed to the sponsors in accordance with the PRC Company Law; and people’s governments at or above the county level may support private schools by subscribing to their services, provision of student loans and scholarships, and leases or transfers of unused state assets. The governments may further take such measures as government subsidies, bonus funds and incentives for donation in support of non-profit private schools.

On December 30, 2016, the MOE, MCA, SAIC, the Ministry of Human Resources and Social Welfare and the State Commission Office of Public Sectors Reform jointly issued the Implementation Rules on the Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the Amendment. Generally, if a private school established before promulgation of the Amendment chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall conduct financial liquidation process, have the property rights of its assets such as lands, school buildings and net balance being authenticated by relevant government authorities, pay up relevant taxes, apply for a new Permit for Operating a Private School, re-register as for-profit schools and continue its operation. Specific provisions regarding the above registrations are yet to be introduced by people’s governments at the provincial level.

On April 20, 2018, the MOE issued for public comments the Draft Revision of the Regulations on the Implementation of the Law for Promoting Private Education of the PRC (the Draft for Comments), or the MOE Draft for Comments. As the consultation period for the MOE Draft for Comments ended in May 2018, on August 10, 2018, the MOJ published the committee draft of the Regulations on the Implementation of the Law on Promoting Private Education in PRC (Revised Draft), or the MOJ Draft for Approval, which further provides that private training institutions for language, art, sports, science and technology teaching and private training institutions for adults for cultural education or non-academic continuing education can directly apply for the registration with the local administrative departments for industry and commerce. Pursuant to the MOJ Draft for Approval, organizations that use Internet technology to implement training and education activities online, occupational qualifications or occupational skills activities, or internet technology service platforms that provide services for online implementation of the aforementioned activities shall obtain the corresponding Internet business license and approval from the education administrative authorities and the human resources and social security authorities of the state level where the institution resides and shall not implement educational or teaching activities which require the private school operation permit. The MOJ has not provided the timeframe for the promulgation of the revised implementation rules on the Law for Promoting Private Education of the PRC, even though the public consultation on the MOJ Draft for Approval has ended on September 10, 2018. As the MOJ Draft for Approval is still in draft form, there can be no assurance that it will be enacted as proposed or at all.

Besides the Amendment and the above regulations, the other details of the operation requirement of non-profit schools and for-profit schools will further be provided in implementation regulations that are yet to be introduced: (i) the amendment to the Implementation Rules for the Law for Promoting Private Education of the PRC; (ii) the local regulations relating to legal person registration of for-profit and non-profit private schools; and the specific measures to be formulated and promulgated by the competent authorities responsible for the administration of private schools in the province(s) in which the schools are located, including but not limited to the specific measures for registration of pre-existing private schools, the specific requirements for authenticating various parties’ property rights and payment of taxes and fees of for-profit private schools, taxation policies for for-profit private schools, measures for the collection of non-profit private schools’ fees.

Regulations Relating to Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright. Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC promulgated in February 2010 which took effect in April 2010 (the “Copyright Law”), and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Patent. The Patent Law of the PRC promulgated in December 2008, which became effective in October 2009, provides for patentable inventions, utility models and designs. An invention or utility model for which patents may be granted shall have novelty, creativity and practical applicability. The National Intellectual Property Administration under the State Council is responsible for examining and approving patent applications.

Trademark. The Trademark Law of the PRC which was adopted on August 23, 1982 and subsequently amended in 1993, 2001, 2013 and 2019 (which takes effective in November 1, 2019) (the “Trademark Law”), and its implementation rules protect registered trademarks. The Trademark Office of National Intellectual Property Administration, PRC, formerly the PRC Trademark Office of the State Administration of Market Regulation is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration.

Domain Name. Domain names are protected under the Administrative Measures for the Internet Domain Names of the PRC promulgated by the Ministry of Information and Industry of the PRC effective on December 20, 2004 and the Administrative Measures for Internet Domain Names promulgated by MIIT, effective on November 1, 2017 (the “Domain Name Measures”). MIIT is the major regulatory body responsible for the administration of the PRC internet domain names. The Domain Names Measures has adopted a “first-to-file” principle with respect to the registration of domain names.

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

Regulations on Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (i) the PRC Enterprise Income Tax Law, or the EIT Law, promulgated by the NPC and implemented in January 2008 and amended in March 2017 and December 2018, respectively, and (ii) the implementation rules to the EIT Law promulgated by the State Council and implemented in January 2008. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions.

In addition, according to the EIT Law, enterprises registered in countries or regions outside the PRC with “de facto management bodies” located within China may be considered to be PRC resident enterprises and will be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementation rules of the EIT Law define “de facto management bodies” as establishments that exercise full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. The only detailed guidance currently available for the definition of  “de facto management body” as well as the determination and administration of tax residency status of offshore-incorporated enterprises are set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies issued by the SAT in April 2009, or Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version) issued by the SAT in July 2011, or Bulletin No. 45, which provides guidance on the administration as well as the determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met:

●	the primary location of the day-to-day operational management and the places where they perform their duties are in the PRC;

●	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval of organizations or personnel in the PRC;

●	the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and

●	50% or more of voting board members or senior executives habitually reside in the PRC.

Bulletin No. 45 further clarifies certain issues related to the determination of tax resident status and competent tax authorities. It also specifies that when provided with a copy of Recognition of Residential Status from a resident Chinese-controlled offshore-incorporated enterprise, a payer does not need to withhold income tax when paying certain PRC-sourced income such as dividends, interest and royalties to such Chinese-controlled offshore-incorporated enterprise.

Regulations on Income Tax for Share Transfers

According to the Announcement of the SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, promulgated by the SAT in February 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly through transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise through or in a public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and treat the indirect equity transfer as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Circular 7, the transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; and (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties. In October, 2017, the SAT issued the Bulletin of SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which, among others, repeals certain rules stipulated in Circular 7. Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises.

Regulations on PRC Value-Added Tax

Pursuant to amendment to Interim Regulations of PRC Value Added Taxes, or the VAT Regulation issued by PRC State Counsel in November 2017, pursuant to which entities and individuals that sell goods or labor services of processing, repair or replacement, sell services, intangible assets, or immovables, or import goods within the territory of the PRC are taxpayers of VAT, and shall pay VAT. The tax rate for VAT shall be, among others, (1) 17% for taxpayers engaged in sale of goods, services, lease of tangible movables or importation of goods, unless otherwise stipulated in VAT Regulation; (2) 11% for taxpayers engaged in sale of transportation, postal, basic telecommunications, construction, lease of immovables, sale of immovable, transfer of land use rights, sale or importation of certain types of goods (for example, foodstuff such as agricultural products, edible vegetable oil, edible salt, feed, fertilisers, pesticides, agricultural machinery and agricultural firm); (3) 6% for taxpayers engaged in sale of services and intangible assets, unless otherwise stipulated in VAT Regulation. Pursuant to the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates promulgated on April 4, 2018 and effective on May 1, 2018, by the Ministry of Finance and State Administration of Taxation, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17% and 11% tax rates are adjusted to 16% and 10%, respectively. Pursuant to Announcement on Policies for Deepening the VAT Reform issued by the PRC Ministry of Finance, PRC State Taxation Administration and the General Administration of Customs on May 20, 2019 and effective on April 1, 2019, the previous rate of 16% or 10% are adjusted to be 13% or 9%, respectively, for taxpayer’s general sale activities or imports. Pursuant to applicable PRC regulations promulgated by the Ministry of Finance of China and the SAT, entities or individuals conducting business in the service industry are required to pay a valued-added tax, or VAT, at a rate of 6% with respect to revenues derived from the provision of online information services. A taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided. In addition, according to Provisions on the Transitional Policies Concerning the Pilot Scheme on Levying VAT in place of Business Tax issued by Ministry of Finance and SAT on March 23, 2016, effective on May 1, 2016, it might be exempted from VAT for agricultural machinery, irrigation, pest control, plant protection, agricultural and animal husbandry insurance and the relevant technical training, as well as poultry, livestock and aquatic breeding and disease prevention.

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, which were most recently amended in August 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises (“SAFE Circular 142”), regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142, provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC.

In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not, in any case, be used to repay RMB loans if the proceeds of such loans have not been used. Any violation of Circular 142 may result in severe penalties, including substantial fines.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expense accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders, no longer require approval or verification from SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously.

In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration, and banks must process foreign exchange business relating to direct investment in the PRC based on the registration information provided by SAFE and its branches.

In July 2014, SAFE further reformed the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of Foreign-Invested Enterprises and issued the Circular of the State Administration of Foreign Exchange on the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-Invested Enterprises in Certain Areas (“Circular 36”), in July 2014. This circular suspends the application of Circular 142 in certain areas and allows a Foreign-Invested Enterprise registered in such areas to use the RMB capital converted from foreign currency registered capital for equity investments within the PRC.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Pursuant to SAFE Notice 13, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, will directly examine applications and manage registrations.

In March 30, 2015, SAFE promulgated SAFE Circular 19, to expand the reform nationwide. SAFE Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. SAFE Circular 19 allows foreign-invested enterprises to make equity investments by using RMB funds converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from foreign exchange capital for expenditure beyond the enterprise’s business scope, providing entrusted loans, or repaying loans between non-financial enterprises.

In June 9, 2016, SAFE issued SAFE Circular 16, which took effect on the same day. Compared to SAFE Circular 19, SAFE Circular 16 provides that, in addition to foreign exchange capital, foreign debt funds and proceeds remitted from foreign listings should also be subject to the discretional foreign exchange settlement. In addition, it also lifted the restriction that foreign exchange capital under the capital accounts and the corresponding RMB capital obtained from foreign exchange settlement should not be used for repaying the inter-enterprise borrowings (including advances by a third party) or repaying bank loans in RMB that had been sub-lent to the third party.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investments, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to hold the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentations about or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. All beneficial owners of our ordinary shares who we know are PRC residents, are under the process for the foreign exchange registrations in accordance with SAFE Circular 37.

Regulations on Stock Incentive Plans

SAFE promulgated the Stock Option Rules in February 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plans in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

We have not adopted any stock incentive plans as of the date of this prospectus.

Regulations on Dividend Distribution

Under our current corporate structure, we may rely on dividend payments from WFOE, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises include Final Foreign Investment Law and its implementation rules which replace the Foreign-Invested Enterprise Law, as amended in October 2000 and September 2016, and its implementation rules. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations on M&A and Overseas Listings

Six PRC regulatory agencies, including MOFCOM, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective in September 2006 and was amended in June 2009. The M&A Rules, among other things, require offshore SPVs formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of MOFCOM prior to publicly listing their securities on an overseas stock exchange.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. The M&A Rules requires a foreign investor to obtain the approval from MOFCOM or its local counterpart only upon (i) its acquisition of a domestic enterprise’s equity interest; (ii) its subscription of the increased capital of a domestic enterprise; or (iii) establishes and operates a foreign-invested enterprise with assets acquired from a domestic enterprise and such transactions raise “national defense and security” concerns or through such transactions foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

See “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, as amended, and, if required, we cannot predict whether we will be able to obtain such approval.”

Regulations Relating to Employment

Pursuant to the Labor Law of PRC, promulgated by the NPC in July 1994 and revised in August 2009 and December 2018 (the “Labor Law”), and the Labor Contract Law of PRC, promulgated by the Standing Committee of the NPC in June 2007 and amended in December 2012 (the “Labor Contract Law”), employers must execute written employment contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds based on local annual minimum salary standard or certain percentage of the local annual average compensations to works (“Social Insurance Payment Base”). We participate in employee benefit plans and have made contributions to such plans required by current PRC laws and regulations. If enterprises are required to contribute to the plans or funds based on a higher Social Insurance Payment Base under the new regulations or policies in the future, we may have to make more contributions to such plans for our employees. We intend to comply with the new regulations and policies applicable to employee benefit plans set forth through time. In addition, the PRC Individual Income Tax Law requires companies operating in China to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Jian Sun	45	Chairman and Chief Executive Officer
Haiqing Wen	51	Chief Financial Officer
Jingquan Duan	63	Director
Qiang (John) Chen	47	Independent Director
Gentu Ge	46	Independent Director
Qingfeng Li	60	Independent Director

Biographies

Jian Sun

Mr. Sun was appointed a member of our Board on May 10, 2019 and as our Chairman of the Board and Chief Executive Officer on May 18, 2019. Since May, 2013, Mr. Sun has served as the President of Inner Mongolia Green Grass Yuan Ecological Technology Development Co., Ltd. From 2001 to 2013, Mr. Sun was the President of Inner Mongolia Ganhe Guarantee and Investment Co., Ltd. Mr. Sun received his Bachelor Degree of finance and accounting from Inner Mongolia University of Finance and Economics in July 1996. The Board believes that Mr. Sun’s extensive experience and operational knowledge of our business and corporate management will benefit the company’s operations and business and make him an important member of the Board.

Haiqing Wen

Mr. Wen was appointed as our Chief Financial Officer on May 18, 2019. From August 2009 to March 2019, Mr. Wen served as a director for accounting department of Inner Mongolia SK Xing Group Co., Ltd. From March 2019 to May 2019, Mr. Wen served as accounting manager for Inner Mongolia Green Grass Yuan Ecological Technology Development Co., Ltd. Mr. Wen received his secondary school diploma of transportation statistics from Inner Mongolia Transportation School in August 1988 and his junior college degree of industrial statistics from Inner Mongolia University of Finance and Economics in August 1991. Mr. Wen holds a certificate of senior CPA of China.

Jingquan Duan

Mr. Duan was appointed a member of the Board on May 10, 2019.  Since November 2011, Mr. Duan has served as the managing director and executive president of China Resources and Transportation Group Ltd. in Hong Kong and the Chairman of the Board of Inner Mongolia Zhunxing Heavy Load Highway Co., Ltd.  Mr. Duan received his Bachelor Degree of Business Economics from Dongbei University of Finance and Economics in February 1982. The Board believes that Mr. Duan’s extensive experience in business and management will benefit the Company’s operations and make him a valuable member of the Board.

John Chen

Mr. Chen was appointed a member of the Board on May 10, 2019.  Since May 2004, Mr. Chen has served as the Chief Financial Officer of General Steel Holdings, Inc. From October, 1997 to April, 2004, Mr. Chen was a Senior Accountant of Moore Stephens Frazer and Torbet, LLP. Mr. Chen obtained his Bachelor Degree of Science, Business Administration, Accounting from California State Polytechnic University in Pomona in June 1997. Mr. Chen is a California State Certified Public Accountant, a Member of American Institute of Certified Public Accountants and a Member of California Society of Accountants, Los Angeles Chapter. The Board believes that Mr. Chen’s expertise and knowledge of accounting and public company will benefit the Company’s management and operations and make him a valuable member of the Board and its committees.

Gentu Ge

Mr. Ge was appointed a member of the Board on May 10, 2019.  Since June 2016, Mr. Ge has been a professor at Inner Mongolia Agricultural University College of Grassland, Resource and Environment. From April, 1999 to June 2016, Mr. Ge was a lecturer and associate professor at Inner Mongolia Agricultural University College of Ecological Environment. Mr. Ge received his Bachelor and Master Degrees of Grass Science from Inner Mongolia Agricultural University in July 1995 and July 1998, respectively, and his Ph.D. of Agriculture Studies from Inner Mongolia Agricultural University in December 2005. Since March 2015, Mr. Ge has been the secretary general of Grass Products Processing Special Committee of China Grassland Society. The Board believes that Mr. Ge’s expertise and knowledge in grass products and grassland ecological environment will benefit the Company’s business and operations and make him a valuable member of the Board and its committees.

Qingfeng Li

Mr. Li was appointed a member of the Board on May 10, 2019.  Since October 1995, Mr. Li has been a professor teaching classes of grass seeds and English at Inner Mongolia Agricultural University College of Grassland, Resource and Environment. Mr. Li received his graduation diploma from Bell English Training Center of Beijing Forestry University in August 1984 and his doctor degree from Seed Technology Center of Massey University in New Zealand in December 1989. The Board believes that Mr. Li’s expertise and knowledge in grass seeds will benefit the Company’s business and operations and make him a valuable member of the Board and its committees.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for an initial term of one year and is renewable upon mutual agreement of the Company and the executive officer.

The executive officers are entitled to a fixed salary and to participate in our equity incentive plans, if any and other company benefits, each as determined by the Board from time to time.

We may terminate the executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or material breach of any term of any employment or other services, confidentiality, intellectual property or non-competition agreements with the Company. In such case, the executive officer will solely be entitled to accrued and unpaid salary through the effective date of such termination, and his/her right to all other benefits will terminate, except as required by any applicable law. The executive officer is not entitled to severance payments upon any termination.

The executive officer may voluntarily terminate his/her employment for any reason and such termination shall take effect 30 days after the receipt by Company of the notice of termination. Upon the effective date of such termination, the executive officer shall be entitled to (a) accrued and unpaid salary and vacation through such termination date; and (b) all other compensation and benefits that were vested through such termination date.  In the event the executive officer is terminated without notice, it shall be deemed a termination by the Company for cause.

Each of our executive officers has agreed not to use for his/her personal purposes nor divulge, furnish, or make accessible to anyone or use in any way (other than in the ordinary course of the business of the Company) any confidential or secret information or knowledge of the Company, whether developed by him/herself or by others.

In addition, each executive officer has agreed to be bound by non-competition restrictions during the term of his or her employment and for six months following the last date of employment.

Each executive officer also has agreed not to (i) solicit or induce, on his/her own behalf or on behalf of any other person or entity, any employee of the Company or any of its affiliates to leave the employ of the Company or any of its affiliates; or (ii) solicit or induce, on his/her own behalf or on behalf of any other person or entity, any customer or prospective customer of the Company or any of their respective affiliates to reduce its business with the Company or any of its affiliates.

Compensation of Directors and Executive Officers

During the fiscal years ended June 30, 2019 and 2018, we paid an aggregate of approximately $21,446 and $22,135 in cash to our executive officers, and we did not have non-executive directors during that period. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and our variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Board of Directors and Committees

Our Board currently consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote with respect to any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. We will also establish an audit committee, a compensation committee and a Nominating and Corporate Governance Committee prior to consummation of this offering. Each of the committees of the Board shall have the composition and responsibilities described below.

Audit Committee

John Chen, Gentu Ge and Qingfeng Li will be members of our Audit Committee, where John Chen shall serve as the chairman. All proposed members of our Audit Committee will satisfy the independence standards promulgated by the SEC and by Nasdaq as such standards apply specifically to members of audit committees.

We intend to adopt and approve a charter for the Audit Committee prior to consummation of this offering. In accordance with our Audit Committee Charter, our Audit Committee shall perform several functions, including:

●	evaluates the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;
●	approves the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;
●	monitors the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;
●	reviews the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;
●	oversees all aspects our systems of internal accounting control and corporate governance functions on behalf of the board;
●	reviews and approves in advance any proposed related-party transactions and report to the full Board on any approved transactions; and
●	provides oversight assistance in connection with legal, ethical and risk management compliance programs established by management and the Board, including Sarbanes-Oxley Act implementation, and makes recommendations to the Board regarding corporate governance issues and policy decisions.

It is determined that John Chen possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

Qingfeng Li, John Chen and Gentu Ge will be members of our Compensation Committee and Qingfeng Li shall be the chairman.  All members of our Compensation Committee will be qualified as independent under the current definition promulgated by Nasdaq. We intend to adopt a charter for the Compensation Committee prior to consummation of this offering. In accordance with the Compensation Committee’s Charter, the Compensation Committee shall be responsible for overseeing and making recommendations to the Board regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

Gentu Ge, Qingfeng Li and John Chen will be members of our Nominating and Corporate Governance Committee and Gentu Ge shall be the chairman.  All members of our Nominating and Corporate Governance Committee will be qualified as independent under the current definition promulgated by Nasdaq. We intend to adopt a charter for the Nominating and Corporate Governance Committee prior to consummation of this offering. In accordance with its charter, the Nominating and Corporate Governance Committee shall be responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

Director Independence

Our Board reviewed the materiality of any relationship that each of our proposed directors has with us, either directly or indirectly. Based on this review, it is determined that Gentu Ge, Qingfeng Li and John Chen will be “independent directors” as defined by Nasdaq.

Code of Ethics

Effective upon consummation of this offering, we will adopt a code of ethics that applies to all of our executive officers, directors and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business.

Family Relationships

There is no family relationship among any of our directors or executive officers.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in whet they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly elected or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution or the unanimous written resolution of all shareholders.  A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors generally or is found to be or becomes of unsound mind.

Our officers are elected by and serve at the discretion of the board of directors.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of ordinary shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our ordinary shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
Name of Beneficial Owners	Number	%	Number	%
Directors and Executive Officers:
Jian Sun (1)	12,600,000	42%
Jingquan Duan(2)	112,500	0.375%
John Chen	-	-
Gentu Ge	-	-
Qingfeng Li	-	-
Haiqing Wen	-	-
All directors and executive officers as a group (five) individuals
5% or Greater Shareholders:
JIAN Grasslands Holdings Limited(1)	12,600,000	42%
Liling Grasslands Holdings Limited(3)	2,784,600	9.282%
Lihua Grasslands Holdings Limited (4)	3,300,000	11%
Xianhao Grasslands Holdings Limited(5)	2,887,500	9.625%
Jinyi Grasslands Holdings Limited (6)	1,959,900	6.533%
XIAO Grasslands Holdings Limited(7)	3,240,000	10.8%

(1)	Represents 12,600,000 ordinary shares held by JIAN Grasslands Holdings Limited, a British Virgin Islands company wholly owned by Jian Sun who is the sole director of JIAN Grasslands Holdings Limited;
(2)	Represents 112,500 ordinary shares held by Jingquan Grasslands Holdings Limited, a British Virgin Islands company wholly owned by Jingquan Duan who is the sole director of Jingquan Grasslands Holdings Limited;
(3)	Represents 2,784,600 ordinary shares held by Liling Grasslands Holdings Limited, a British Virgin Islands company wholly owned by Liling Wei who is the sole director of Liling Grasslands Holdings Limited;
(4)	Represents 3,300,000 ordinary shares held by Lihua Grasslands Holdings Limited, a British Virgin Islands company wholly owned by Lihua Zhang who is the sole director of Lihua Grasslands Holdings Limited;
(5)	Represents 2,887,500 ordinary shares held by Xianhao Grasslands Holdings Limited, a British Virgin Islands company wholly owned by Xianhao He who is the sole director of Lihua Grasslands Holdings Limited;
(6)	Represents 1,959,900 ordinary shares held by Jinyi Grasslands Holdings Limited, a British Virgin Islands company wholly owned by Jinyi Tang who is the sole director of Jinyi Grasslands Holdings Limited;
(7)	Represents 3,240,000 ordinary shares held by XIAO Grasslands Holdings Limited, a British Virgin Islands company wholly owned by Xiao Meng who is the sole director of XIAO Grasslands Holdings Limited.

RELATED PARTY TRANSACTIONS

Purchases - related party

Name of related party	Relationship	June 30, 2019	June 30, 2018

Beijing Shijijiujiu Technology Development Co. (“BJ Shijijiujiu”)	CEO became a 6.53% shareholder of IMGG and legal representative of BRE in 2019	$1,846,510	$-

Other receivables - related parties

Other receivables - related parties are mostly nontrade receivables arising from transactions between the Company and certain related parties, such as advances to these related parties. These advances are unsecured, non-interest bearing and due on demand. The Company also advanced funds to related cooperatives for daily operating purposes, and those funds will be returned to the Company by the end of 2019.

Other receivables – related parties consisted of the following:

Name of related party	Relationship	June 30, 2019		June 30, 2018

Fengzhen Tianli Farm Machinery and Farmers Professional Cooperative	President is the Controller of IMGG	$53,882		$-
Fengzhen Tiankangyuan Cultivation Farmers Professional Cooperative	President is the Secretary of IMGG	796,592		-
Jian Sun	CEO of the Company	568,110		275,664
Li’e Xing	Relative of CEO’s spouse	-		78,520
		$1,418,584	*	$354,184

*	As of the date of this report, the full balance has been repaid by the related parties.

Other payables – related parties

Other payables – related parties are those nontrade payables arising from transactions between the Company and certain related parties, such as advanced made by the related party on behalf of the Company. This advance is unsecured and non-interest bearing. Current payables are due on demand.

Other payables – related parties consisted of the following:

Name of related party	Relationship	June 30, 2019	June 30, 2018

Jingquan Duan	10% shareholder of IMGG and 0.4% after March 5, 2019	$43,688	$45,300
Liling Wei	Director of IMGG	43,688	-
Chen Wang	Secretary of CEO	-	1,510
Fengzhen Ruili Farm Machinery and Farmers Professional Cooperative	Legal representative is the secretary of the Company's CEO	37	-
Fengzhen Lifeng Cultivation Farmers Professional Cooperative	Legal representative is the secretary of the Company's CEO	8	-
		$87,421	$46,810

Prepayment – related party

The Company made a prepayment of approximately $0.3 million to BJ Shijijiujiu, whose CEO became a 6.53% shareholder of IMGG and legal representative of BRE in 2019. The prepayment was for production equipment purchases.

Loan receivable – related party

The Company loaned approximately $1.8 million (RMB 12,000,000) to Qianhe Investment, a shareholder of the Company, on August 25, 2015. The loan matures on August 24, 2020 and carries no interest. As of June 30, 2019 and 2018, the outstanding balance of the loan receivable – related party was $0 and approximately $1.4 million, respectively.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association and the Companies Law.

Our authorized share capital is USD50,000 divided into 500,000,000 ordinary shares, par value $0.0001 per share.  As of the date of this prospectus, 30,000,000 ordinary shares are outstanding.

Ordinary shares

Dividends.  Subject to any rights and restrictions of any other class or series of shares, our board of directors may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. No dividends shall be declared by the board out of our company except the following:

●	profits; or
●	“share premium account,” which represents the excess of the price paid to our company on issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital.

However, no dividend shall bear interest against the Company.

Our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors.

Voting Rights.  The holders of our ordinary shares are entitled to one vote per share, including the election of directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. On a show of hands every shareholder present in person or by proxy shall have one vote.  On a poll every shareholder entitled to vote (in person or by proxy) shall have one vote for each share for which he/she is the holder. A poll may be demanded by the chairman or one or more shareholders present in person or by proxy holding not less than 10 percent of the paid up capital of the Company entitled to vote. A quorum required for a meeting of shareholders consists of shareholders who hold at least a majority of our outstanding shares entitled to vote at the meeting present in person or by proxy. While not required by our articles of association, a proxy form will accompany any notice of general meeting convened by the directors to facilitate the ability of shareholders to vote by proxy.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes of the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes of the ordinary shares cast. Under Cayman Islands law, some matters, such as amending the memorandum and articles, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require approval of shareholders by a special resolution.

There are no limitations on non-residents or foreign shareholders in the memorandum and articles to hold or exercise voting rights on the ordinary shares imposed by foreign law or by the charter or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the ordinary shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of ordinary shares in the Company have been paid.

Winding Up; Liquidation.  Upon the winding up of our company, after the full amount that holders of any issued shares ranking senior to the ordinary shares as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of our ordinary shares are entitled to receive any remaining assets of the Company available for distribution as determined by the liquidator. The assets received by the holders of our ordinary shares in a liquidation may consist in whole or in part of property, which is not required to be of the same kind for all shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares.  Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares.  We may issue shares that are, or at its option or at the option of the holders are, subject to redemption on such terms and in such manner as it may, before the issue of the shares, determine. Under the Companies Law, shares of a Cayman Islands exempted company may be redeemed or repurchased out of profits of the company, out of the proceeds of a fresh issue of shares made for that purpose or out of capital, provided the memorandum and articles authorize this and it has the ability to pay its debts as they come due in the ordinary course of business.

No Preemptive Rights.  Holders of ordinary shares will have no preemptive or preferential right to purchase any securities of our company.

Variation of Rights Attaching to Shares.  If at any time the share capital is divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the memorandum and articles, be varied or abrogated with the consent in writing of the holders of three fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Anti-Takeover Provisions. Some provisions of our current memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Preferred Shares

The Board is empowered to designate and issue from time to time one or more classes or series of Preferred Shares and to fix and determine the relative rights, preferences, designations, qualifications, privileges, options, conversion rights, limitations and other special or relative rights of each such class or series so authorized. Such action could adversely affect the voting power and other rights of the holders of the Company’s ordinary shares or could have the effect of discouraging or making difficult any attempt by a person or group to obtain control of the Company.

Warrants

There are no outstanding warrants to purchase any of our securities.

Options

There are no outstanding options to purchase any of our securities.

Differences in Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the shareholders and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman Islands subsidiary if a copy of the plan of merger is given to every member of that Cayman Islands subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our current memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our current articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to put proposals before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our current articles of association allow our shareholders holding not less than 10 percent of all voting power of our share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, our current articles of association do not provide our shareholders other right to put proposal before a meeting. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our current articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any fewer protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our current articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our current articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our current articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed by not less than two-thirds majority of such holders of the shares of that class as may be present at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our current memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our current memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no established public trading market for our ordinary shares.  We cannot assure you that a liquid trading market for our ordinary shares will develop on Nasdaq or be sustained after this offering.  Future sales of substantial amounts of ordinary shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our ordinary shares.  Further, since a large number of our ordinary shares will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our ordinary shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have an aggregate of ____ ordinary shares outstanding, assuming no exercise of the underwriters’ over-allotment option.   The ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act.

As of the date of this prospectus, 30,000,000 ordinary shares held by existing shareholders are deemed “restricted securities” as that term is defined in Rule 144 and may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including Rule 144. A total of __, or __%, of our currently outstanding ordinary shares will be subject to “lock-up” agreements described below on the effective date of this offering. Upon expiration of the lock-up period of twelve (12) months after the date of this prospectus, outstanding shares will become eligible for sale, subject in most cases to the limitations of Rule 144. The remaining __ shares may be sold in accordance with Rule 144.

The following table summarizes the total shares potentially available for future sale.

Days After Date of this Prospectus	Shares Eligible for Sale	Comment
Upon Effectiveness	__	Freely tradable shares sold in the offering.

90 days	__	shares saleable under Rule 144.

Twelve months	__	shares saleable after expiration of the lock-up.

Rule 144

In general, under Rule 144, beginning ninety days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our share capital that such person has held for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations.  Sales of our share capital by any such person would be subject to the availability of current public information about us if the shares to be sold were held by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our share capital acquired from us immediately upon the completion of this offering, without regard to volume limitations or the availability of public information about us, if:

●	the person is not our affiliate and has not been our affiliate at any time during the preceding three months;
●	and the person has beneficially owned the shares to be sold for at least six months, including the holding period of any prior owner other than one of our affiliates.

Beginning ninety days after the date of this prospectus, our affiliates who have beneficially owned shares of our share capital for at least six months, including the holding period of any prior owner other than another of our affiliates, would be entitled to sell within any three-month period those shares and any other shares they have acquired that are not restricted securities, provided that the aggregate number of shares sold does not exceed the greater of:

●	1% of the number of shares of our authorized share capital then outstanding, which will equal approximately __ ordinary shares immediately after this offering assuming no exercise of the underwriters’ over-allotment option; or
●	the average weekly trading volume in our ordinary shares on the listing exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates are generally subject to the availability of current public information about us, as well as certain “manner of sale” and notice requirements.

Lock-up Agreements

We and each of our officers, directors and certain shareholders have agreed, subject to certain exceptions, not to, directly or indirectly, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of, or enter into any swap or other transaction that is designed to, or could be expected to, result in the disposition of any of our ordinary shares or other securities convertible into or exchangeable or exercisable for our ordinary shares or derivatives of our ordinary shares (whether any such swap or transaction is to be settled by delivery of securities, in cash, or otherwise), owned by these persons prior to this offering or acquired in this offering or ordinary shares issuable upon exercise of options or warrants held by these persons until after 12 months following the date of this prospectus.

TAXATION

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of ______, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of ALLBRIGHT LAW OFFICES, our PRC counsel. To the extent the discussion relates to the matters of U.S. tax law, it represents the opinion of Foster Garvey, P.C.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to investors levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our ordinary shares or on an instrument of transfer in respect of our ordinary shares.

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that the Company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, IMGG may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ordinary shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ordinary shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors—Risk Factors Relating to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC Shareholders and have a material adverse effect on our results of operations and the value of your investment”.

The SAT issued SAT Circular 59 together with the Ministry of Finance in April 2009 and SAT Circular 698 in December 2009. Both SAT Circular 59 and SAT Circular 698 became effective retroactively as of January 1, 2008,and a Circular 7 in replacement of some of the existing rules in Circular 698, which became effective in February 2015.  On October 17, 2017, the SAT promulgated Bulletin 37, and Circular 698 was replaced effective December 1, 2017. Under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. We and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 7 and Bulletin 37, and may be required to expend valuable resources to comply with Circular 59, Circular 7 and Bulletin 37 or to establish that we and our non-resident enterprises should not be taxed under these circulars. In addition, in accordance with the Individual Income Tax Law promulgated by the Standing Committee of NPC, later amended on August 31, 2018, and effective January 1, 2019, where an individual carries out other arrangements without reasonable business purpose and obtains improper tax gains, the tax authorities shall have the right to make tax adjustments based on a reasonable method, and levy additional tax and collect interest if there is a need to levy additional tax after making tax adjustments. As a result, our beneficial owners, who are PRC residents, may be deemed to have carried out other arrangements without reasonable business purpose and obtained improper tax gains for such indirect transfer, and thus be levied tax. See “Risk Factors—Risk Factors Relating to Doing Business in China—We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (for Trial Implementation), or the Administrative Measures, which became effective in October 2009, requires that the non-resident enterprises must obtain the approval from the relevant tax authority in order to enjoy the reduced withholding tax rate under the tax treaties. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, HK Co. may be able to enjoy the 5% withholding tax rate for the dividends it receives from the WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtains the approvals as required under the Administrative Measures. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

United States Federal Income Tax Considerations

The following is a discussion of United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares in this offering and holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this prospectus.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or
●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2019 taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities, as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;
●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ordinary shares are regularly traded on Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

UNDERWRITING

We have entered into an underwriting agreement with [Name of Underwriter] to act as the representative for the underwriters named below (the “Representative”). Subject to the terms and conditions of the underwriting agreement, the underwriters named below have agreed to purchase, and we have agreed to sell to them, the number of our ordinary shares at the initial public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this prospectus and as indicated below:

Name	Number of shares

Total

The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

We have granted to the underwriters an option, exercisable for __ days from the date of this prospectus, to purchase up to an additional __ ordinary shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The option may be exercised in whole or in part, and may be exercised more than once, during the 45-day option period. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table.

The Representative has advised us that it proposes to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $● per share. The underwriters may allow, and certain dealers may re-allow, a discount from the concession not in excess of $● per share to certain brokers and dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the Representative. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Commission and Expenses

The underwriting discounts and commissions are __% of the initial public offering price.

The following table shows the price per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$

Underwriting discounts and commissions to be paid by us:	$	$	$

Proceeds, before expenses, to us	$	$	$

We will also pay to the Representative by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to ___% of the gross proceeds received by us from the sale of the shares.

We have agreed to reimburse the Representative up to a maximum of $__ for out-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below). We have paid expense deposits of $__ to the Representative for its anticipated out-of-pocket expenses; any expense deposits will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

We have agreed to pay expenses relating to the offering, including but not limited to (i) all filing fees and communication expenses relating to the registration of the shares to be sold in this offering with the SEC and the filing of the offering materials with FINRA; (ii) up to $__ of fees, all reasonable travel and lodging expenses incurred by the Representative or its counsel in connection with visits to, and examinations of, the Company; (iii) translation costs for due diligence purpose; (iv) all fees, expenses and disbursements relating to the registration or qualification of such Shares under the “blue sky” securities laws of such states and other jurisdictions as the Representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of Representative’s counsel); (v) the costs of all mailing and printing of the placement documents, registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the Representative may reasonably deem necessary; (vi) the costs of preparing, printing and delivering certificates representing the shares and the fees and expenses of the transfer agent for such shares; (vii) the reasonable cost for road show meetings and preparation of a power point presentation; and (viii) the costs associated with “tombstone” advertisements, not to exceed $__.

We estimate that the total expenses of the offering payable by us, excluding the underwriters’ discount and commissions and non-accountable expense allowance will be approximately $●, including a maximum aggregate reimbursement of $__ of Representative’s accountable expenses.

The number of shares underlying the Representative’s warrant may be adjusted in certain circumstances to protect the holder against the effect of stock dividends and splits, subsequent rights offerings, extraordinary distributions or fundamental transactions, to ensure that the shares underlying the Representative’s warrants after such transactions remain proportional to the pre-transaction rates.

Such warrant will be subject to FINRA Rule 5110(g)(1) in that, except as otherwise permitted by FINRA rules, for a period of 180 days following the effective date of the registration statement of which this prospectus forms a part, the warrant shall not be (A) sold, transferred, assigned, pledged, or hypothecated, or (B) the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person except as permitted by FINRA Rule 5110(g)(2).

Indemnification;

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

Our officers, directors and holders of five percent (5%) or more of our currently outstanding ordinary shares have agreed to a twelve (12) month “lock-up” period from the closing of this offering with respect to the ordinary shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that are currently outstanding or which may be issued. This means that, for a period of twelve (12) months following the closing of the offering, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the Representative.

The Representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the Representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Listing

We intend to apply to have our ordinary shares approved for listing on the Nasdaq under the symbol QQCY We make no representation that such application will be approved or that our ordinary shares will trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this offering unless such ordinary shares will be so listed at completion of this offering.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by Representative or by its affiliates. Other than the prospectus in electronic format, the information on the Representative’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Representative in its capacity as an underwriter, and should not be relied upon by investors.

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

No Prior Public Market

Prior to this offering, there has been no public market for our securities and the public offering price for our ordinary shares will be determined through negotiations between us and the Representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Representative believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. The offering price for our ordinary shares in this offering has been arbitrarily determined by the Company in its negotiations with the underwriters and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the ordinary shares offered by this prospectus in any jurisdiction where action for that purpose is required. The ordinary shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any ordinary shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Price Stabilization, Short Positions

Until the distribution of the ordinary shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our ordinary shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our ordinary shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

●	Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.
●	Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the overallotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.
●	Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.
●	A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the ordinary shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore was not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our ordinary shares. These transactions may occur on the Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

A prospectus in electronic format may be made available on a website maintained by the representatives of the underwriters and may also be made available on a website maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters to underwriters that may make Internet distributions on the same basis as other allocations. In connection with the offering, the underwriters or syndicate members may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.

The underwriters have informed us that they do not expect to confirm sales of our ordinary shares offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Notice to Prospective Investors in Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the Shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the Nasdaq listing fee, all amounts are estimates.

SEC registration fee	$
Nasdaq listing fee
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	$

These expenses will be borne by us. Underwriting discounts and commissions will be borne by us in proportion to the numbers of ordinary shares sold in the offering.

LEGAL MATTERS

The Company is being represented by Foster Garvey, P.C., with respect to legal matters of United States federal securities law. The validity of the ordinary shares offered by this prospectus and legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP.   The Company is being represented by Allbright Law Offices with regard to PRC law. Foster Garvey, P.C., may rely upon Allbright Law Offices with respect to matters governed by PRC law. ____ is acting as U.S. counsel for the underwriter. _____ is acting as the PRC counsel for the underwriter.

EXPERTS

The consolidated financial statements as of June 30, 2019 and 2018 and for each of the years in the period then ended included in this prospectus have been so included in reliance on the report of Friedman LLP, an independent registered public accounting firm, given on the authority of said firm as an expert in accounting and auditing.

The office of Friedman LLP is located at One Liberty Plaza, 165 Broadway 21st Floor, New York, New York 10006.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the ordinary shares described herein. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We anticipate making these documents publicly available, free of charge, on our website at www.nmgqqcy.com as soon as reasonably practicable after filing such documents with the SEC. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. We have included our website address as an inactive textual reference only.

You can read the registration statement and our future filings with the SEC, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document that we file with the SEC at its public reference room at 100 F Street, N.E., Washington, DC 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Green Grass Ecological Technology Development Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Green Grass Ecological Technology Development Co., Ltd. and Subsidiaries (collectively, the “Company”) as of June 30, 2019 and 2018, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended June 30, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2018.

New York, New York

December 6, 2019

GREEN GRASS ECOLOGICAL TECHNOLOGY DEVELOPMENT CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2019	2018

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$41,350	$272,000
Accounts receivable, net	9,450,741	260,133
Inventories	842,774	2,703,202
Other receivables, net	38,888	21,013
Other receivables - related parties	1,418,584	354,184
Prepayments and advances, net	850,054	2,447,213
Prepayments - related party	305,896	-
Deferred expenses	3,225,615	3,410,692
Total current assets	16,173,902	9,468,437

OTHER ASSETS:
Property, plant and equipment, net	9,941,882	11,329,540
Advances on equipment purchase	13,840	395,387
Prepaid initial public offering (“IPO”) costs	260,343	-
Loan receivable - related party	-	1,403,987
Total other assets	10,216,065	13,128,914

Total assets	$26,389,967	$22,597,351

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loan	$-	$1,963,000
Accounts payable	428,206	108,713
Customer deposits	-	78,686
Other payables	3,342	16,384
Other payables - related parties	87,421	46,810
Accrued liabilities	601,071	192,523
Taxes payable	147,357	191,041
Total current liabilities	1,267,397	2,597,157

Total liabilities	1,267,397	2,597,157

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 30,000,000 shares issued and outstanding as of June 30, 2019 and 2018	3,000	3,000
Subscription receivable	(3,000)	(3,000)
Additional paid-in-capital	12,776,319	12,776,319
Retained earnings	10,918,970	5,754,640
Statutory reserves	1,379,936	793,074
Accumulated other comprehensive (loss) income	(455,105)	276,157
Total Green Grass Ecological Technology Development Co. Ltd. shareholders’ equity	24,620,120	19,600,190

NONCONTROLLING INTEREST	502,450	400,004

Total shareholders’ equity	25,122,570	20,000,194

Total liabilities and shareholders’ equity	$26,389,967	$22,597,351

The accompanying notes are an integral part of these consolidated financial statements.

GREEN GRASS ECOLOGICAL TECHNOLOGY DEVELOPMENT CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended June 30,
	2019	2018

REVENUES
Products	$15,743,805	$13,922,799
Services	8,387,443	8,157,651
Total revenues	24,131,248	22,080,450

COST OF REVENUE
Products	10,986,516	10,752,408
Services	4,583,136	5,314,967
Total cost of revenue	15,569,652	16,067,375

GROSS PROFIT	8,561,596	6,013,075

PROVISION FOR DOUBTFUL ACCOUNTS	(1,489,570)	(434,512)
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(941,617)	(712,490)

INCOME FROM OPERATIONS	6,130,409	4,866,073

OTHER (EXPENSE) INCOME, NET
Other (expense) income, net	(186,903)	494,726
Interest expense	(74,944)	(253,690)
TOTAL OTHER (EXPENSE) INCOME, NET	(261,847)	241,036

INCOME BEFORE PROVISION FOR INCOME TAXES	5,868,562	5,107,109

PROVISION FOR INCOME TAXES	-	-

NET INCOME	5,868,562	5,107,109

Less: Net income attributable to noncontrolling interest	117,370	102,142

NET INCOME ATTRIBUTABLE TO GREEN GRASS ECOLOGICAL TECHNOLOGY DEVELOPMENT CO., LTD.	$5,751,192	$5,004,967

NET INCOME	$5,868,562	$5,107,109

FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(746,186)	256,400

TOTAL COMPREHENSIVE INCOME	5,122,376	5,363,509

Less: Comprehensive income attributable to noncontrolling interest	102,446	107,270

COMPREHENSIVE INCOME ATTRIBUTABLE TO GREEN GRASS ECOLOGICAL TECHNOLOGY DEVELOPMENT CO., LTD.	$5,224,822	$5,470,779

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	30,000,000	30,000,000

EARNINGS PER SHARE
Basic and diluted	$0.19	$0.17

The accompanying notes are an integral part of these consolidated financial statements.

GREEN GRASS ECOLOGICAL TECHNOLOGY DEVELOPMENT CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

			Shares	Additional	Retained earnings		Accumulated other
	Ordinary shares		Subscription	paid-in		Statutory	comprehensive	Noncontrolling
	Shares	Par value	Receivables	capital	Unrestricted	reserves	income (loss)	interest	Total
BALANCE, June 30, 2017	30,000,000	$3,000	$(3,000)	$12,776,319	$1,260,384	$282,363	$24,885	$292,734	$14,636,685
Net income attributable to Green Grass Ecological Technology Development Co. Ltd.	-	-	-	-	5,004,967	-	-	-	5,004,967
Net income attributable to noncontrolling interest	-	-	-	-	-	-	-	102,142	102,142
Statutory reserves	-	-	-	-	(510,711)	510,711	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	251,272	5,128	256,400
BALANCE, June 30, 2018	30,000,000	3,000	(3,000)	12,776,319	5,754,640	793,074	276,157	400,004	20,000,194
Net income attributable to Green Grass Ecological Technology Development Co. Ltd.	-	-		-	5,751,192	-	-	-	5,751,192
Net income attributable to noncontrolling interest	-	-		-	-	-	-	117,370	117,370
Statutory reserves	-	-		-	(586,862)	586,862	-	-	-
Foreign currency translation adjustments	-	-		-	-	-	(731,262)	(14,924)	(746,186)
BALANCE, June 30, 2019	30,000,000	$3,000	$(3,000)	$12,776,319	$10,918,970	$1,379,936	$(455,105)	$502,450	$25,122,570

The accompanying notes are an integral part of these consolidated financial statements.

GREEN GRASS ECOLOGICAL TECHNOLOGY DEVELOPMENT CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$5,868,562	$5,107,109
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	1,235,081	844,176
Provision for doubtful accounts	1,489,570	434,512
Changes in operating assets and liabilities
Accounts receivable	(10,432,562)	1,116,676
Inventories	1,774,738	898,507
Other receivables	(20,597)	8,716
Prepayments and advances	1,565,000	(2,433,664)
Prepayments - related party	(307,713)	-
Deferred expenses	64,116	(1,190,295)
Accounts payable	325,282	(549,787)
Customer deposits	(76,338)	2,627
Other payables	(12,533)	(33,496)
Accrued liabilities	417,864	104,404
Taxes payable	(37,106)	(12,444)
Net cash provided by operating activities	1,853,364	4,297,041

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(230,560)	(3,231,312)
Net cash used in investing activities	(230,560)	(3,231,312)

CASH FLOWS FROM FINANCING ACTIVITIES:
(Advances to) repayments from related parties	(1,083,398)	243,909
Loans receivable repayments from related party	1,362,081	299,135
Repayments of long-term bank loan	(1,904,409)	(1,844,616)
Borrowings from (repayments to) related parties	42,527	(59,037)
Prepaid IPO costs	(261,889)	-
Net cash used in financing activities	(1,845,088)	(1,360,609)

EFFECTS OF EXCHANGE RATE ON CASH	(8,366)	18,210

NET CHANGE IN CASH AND CASH EQUIVALENTS	(230,650)	(276,670)

CASH AND CASH EQUIVALENTS, beginning of year	272,000	548,670

CASH AND CASH EQUIVALENTS, end of year	$41,350	$272,000

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$74,944	$253,690
Cash paid for income tax	$-	$-

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES:
Property, plant and equipment additions from raw materials trade-in	$-	$2,132,376
Equipment advances paid in prior year offset with property, plant and equipment additions	$14,077	$704,117

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – Organization and Nature of business

Green Grass Ecological Technology Development Co., Ltd (“Green Grass Cayman” or the “Company”) is a holding company incorporated on May 10, 2019 under the laws of the Cayman Islands. The Company, through its consolidated variable interest entities (“VIE”), Inner Mongolia Green Grass Yuan Ecological Technology Development Co., Ltd. (“IMGG”) is primarily engaged in the businesses of specialty agriculture farming of alfalfa, wasteland transformation, agriculture harvesting services and biomass raw materials (straw and agriculture residue) collection and processing for power plants and paper mills, and Beijing Rongshiyuan Ecological Technology Development Co., Ltd. (“BRE”) primarily engages in the business of online agricultural harvesting services. The Company derives substantially all of its revenue from in the People’s Republic of China (“PRC”, or “China”).

IMGG was incorporated on May 21, 2013 under the laws of People’s Republic of China (the “PRC” or “China”) with registered capital of $13,037,060 (RMB 80,000,000).

The Company’s headquarters is in the Township of Fengzhen in the Inner Mongolia Autonomous Region of China.

Reorganization

On April 28, 2019, BRE was incorporated under the laws of PRC. As of June 30, 2019, BRE had no operations.

On May 10, 2019, Green Grass Cayman was set up by the same shareholders of IMGG as a holding company incorporated in Cayman Islands. The Company had 500,000,000 authorized shares with a par value of US$ 0.0001 each at the date of incorporation.

On May 15, 2019, Green Grass International Ecological Technology Development Co., Ltd. (the “Green Grass BVI”) was established under the laws of British Virgin Islands as a wholly owned subsidiary of the Company.

On May 30, 2019, the Company established a wholly owned subsidiary in Hong Kong (“HK Co” or “Green Grass HK”). Green Grass HK incorporated a wholly foreign owned enterprise in PRC (“Green Grass WFOE”) on August 15, 2019. Upon the establishment of Green Grass WFOE, the Company entered into a series of contractual arrangements (“VIE Agreements”) with IMGG and 98% of the equity holders of IMGG and with BRE and all equity holders of BRE on September 6, 2019, through which the Company obtained control and became the primary beneficiary of IMGG and BRE (the “Reorganization”). The Reorganization was completed on September 6, 2019.

In connection with the Reorganization on September 6, 2019, the Company has issued an aggregate of 30,000,000 shares of common stock, par value $0.0001 per share, to the 98% equity holders of IMGG.

Green Grass Cayman, Green Grass BVI, and Green Grass HK are established as the holding companies of Green Grass WFOE. Green Grass WFOE is the primary beneficiary of IMGG and BRE, and all of these entities included in Green Grass Cayman are under common control which results in the consolidation of IMGG and BRE which have been accounted for as a Reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the Reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

On January 8, 2020, IMGG established Wulanchabu Green Grass Yuan Professional Training School (“QQCY School”) as a wholly private non-enterprise entity for the training of driving and maintenance of agricultural machinery, modern agriculture technologies, cultivation and pest control of fruit trees, livestock farming, plant protection, conservation of water and soil. The QQCY School is a not-for-profit entity. (Unaudited)

Contractual Arrangements with IMGG and BRE

In establishing the Company’s business, the Company has used a variable interest entity, or VIE, structure. In the PRC, investment activities by foreign investors are principally governed by the Special Administrative Measures (Negative List) for Foreign Investment Access (2019 Version), or the Negative List, which was promulgated on June 30, 2019 and is effective on July 30, 2018 by the PRC Ministry of Commerce, or MOFCOM, and the PRC National Development and Reform Commission, or NDRC. The Negative List only lists those industries restricted and prohibited by foreign investors. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations. The Company and Green Grass WFOE are considered as foreign investors or foreign invested enterprises under PRC law. The provision of farming and agricultural harvesting services, which the Company conducts through its VIE, is not within the category under the Negative List in which foreign investment is currently restricted, However, as part of its business, the Company will invest in different types of enterprises in China as farming and agricultural harvesting services through its VIE, which may be hard to realize if those target domestic companies belong to the Negative List and the Company being considered as a foreign-invested enterprises in practice. In addition, the Company intends to centralize its management and operation in the PRC without being restricted to conduct certain business activities which are important for its current or future business but are restricted or might be restricted in the future. As such, the Company believes the agreements between Green Grass WFOE and each variable interest entity are essential for our business operations. These contractual arrangements with each variable interest entity and its shareholders enable the Company to exercise effective control over IMGG and BRE and hence consolidate their financial results as its VIEs.

On September 6, 2019 upon the completion of the Reorganization of entities under common control of its then existing shareholders, the Company, through the Green Grass WFOE, entered into a series of contractual arrangements (“VIE Agreements”) with each variable interest entity and 98% of the equity holders of IMGG and all equity holders of BRE. The VIE Agreements are comprised of a series of agreements, including a Technical Consultation and Service Agreement, an Equity Pledge Agreement, an Equity Option Agreement, and a Voting Rights Proxy and Finance Supporting Agreement. The VIE Agreements enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the IMGG and BRE, and (2) receive the economic benefits of IMGG and BRE that could be significant to such entities. Accordingly, the Green Grass WFOE is considered the primary beneficiary and is consolidated the VIE’s financial results of operations, assets and liabilities in the Company’s consolidated financial statements.

The Company entered into the contractual arrangements with IMGG and BRE upon consummation of the Reorganization and effectively control them through a series of contractual arrangements as follows.

Variable Interest Entity Arrangements with IMGG

Technical Consultation and Service Agreement.

Pursuant to the Technical Consultation and Service Agreement between Green Grass WFOE and IMGG, Green Grass WFOE has the exclusive right to provide consultation and services to IMGG in the area of human resources, technology and intellectual properties. For such services, IMGG agrees to pay service fees in the amount of 98% of its net income and also has the obligation to absorb 98% of IMGG’s losses. Green Grass WFOE exclusively owns any intellectual property rights arising from the performance of this Technical Consultation and Service Agreement. The amount of service fees and payment term can be amended by Green Grass WFOE and IMGG’s consultation and the implementation. The term of the Technical Consultation and Service Agreement is 20 years, which can be extended only Green Grass WFOE gives its written consent of the extension of the agreement before expiration and IMGG shall agree with the extension without reserve. Green Grass WFOE may terminate this agreement at any time by giving 30 days’ written notice to IMGG.

Equity Pledge Agreement.

Pursuant to a series of Equity Pledge Agreements among the equity holders who collectively owned 98% of IMGG (the “Participating Shareholders”), Green Grass WFOE and IMGG, the Participating Shareholders pledged all of their 98% equity interests in IMGG to Green Grass WFOE to guarantee IMGG’s performance of relevant obligations and indebtedness under the Technical Consultation and Service Agreement. In addition, the Participating Shareholders have completed the registration of the equity pledge under the Equity Pledge Agreement with the competent local authority. If IMGG breaches its obligation, Green Grass WFOE, as pledgee, will be entitled to certain rights, including the right to dispose the 98% pledged equity interests in order to recover these breached amounts. The Equity Pledge Agreements shall be continuously valid until all of the Participating Shareholders are no longer shareholders of IMGG.

Equity Option Agreement.

Pursuant to a series of Equity Option Agreements among Green Grass WFOE, IMGG and the Participating Shareholders, Green Grass WFOE has the exclusive right to require the Participating Shareholders to fulfill and complete all approval and registration procedures required under PRC laws for Green Grass WFOE to purchase, or designate one or more persons to purchase, the Participating Shareholders’ equity interests in IMGG, once or at multiple times at any time in part or in whole at Green Grass WFOE’s sole and absolute discretion. The purchase price shall be the lowest price allowed by PRC laws (currently estimated to be RMB 1.00). If the purchase price is higher than RMB 1.00 to comply with PRC laws, IMGG shall exempt Green Grass WFOE from the obligation of payment and agree that Green Grass WFOE shall not fulfill the payment. The Equity Option Agreements shall remain effective until all the 98% equity interest owned by the Participating Shareholders have been legally transferred to WFOE or its designee(s).

Voting Rights Proxy and Finance Supporting Agreement.

Pursuant to the Voting Rights Proxy and Finance Supporting Agreements among Green Grass WFOE, IMGG and the Participating Shareholders, the Participating Shareholders irrevocably appointed Green Grass WFOE or Green Grass WFOE’s designee to exercise all his or her rights as the Participating Shareholders under the Articles of Association of IMGG, including but not limited to 1) propose to hold a shareholders’ meeting, 2) the power to exercise all shareholders’ voting rights with respect to all matters to be discussed and voted in the shareholders’ meeting of IMGG, 3) exercise other voting rights the shareholders are entitled to under the laws of PRC promulgated from time to time, and 4) exercise other voting rights the shareholders are entitled to under the Articles of Association of IMGG amended from time to time. In addition, Green Grass WFOE agrees to arrange for funds to be provided as necessary to IMGG in connection with IMGG’s business (the “Financial Support”) and agrees that should the business fail in the ordinary course of business, and as a result IMGG is unable to repay the Financial Support, IMGG shall have no repayment obligation. The term of the Voting Rights Proxy and Finance Supporting Agreements is 20 years, which can be extended only Green Grass WFOE gives its written consent of the extension of the agreement before expiration and IMGG and the Participating Shareholders shall agree with the extension without reserve.

Variable Interest Entity Arrangements with BRE

Technical Consultation and Service Agreement.

Pursuant to the Technical Consultation and Service Agreement between Green Grass WFOE and BRE, Green Grass WFOE has the exclusive right to provide consultation and services to BRE in the area of human resources, technology and intellectual properties. For such services, BRE agrees to pay service fees in the amount of 100% of its net income and also has the obligation to absorb 100% of BRE’s losses. Green Grass WFOE exclusively owns any intellectual property rights arising from the performance of this Technical Consultation and Service Agreement. The amount of service fees and payment term can be amended by Green Grass WFOE and BRE’s consultation and the implementation. The term of the Technical Consultation and Service Agreement is 20 years, which can be extended only Green Grass WFOE gives its written consent of the extension of the agreement before expiration and BRE shall agree with the extension without reserve. Green Grass WFOE may terminate this agreement at any time by giving 30 days’ written notice to BRE.

Equity Pledge Agreement.

Pursuant to a series of Equity Pledge Agreements among Green Grass WFOE, BRE and BRE Shareholders, BRE Shareholders pledged all of their equity interests in BRE to Green Grass WFOE to guarantee BRE’s performance of relevant obligations and indebtedness under the Technical Consultation and Service Agreement. In addition, BRE Shareholders have completed the registration of the equity pledge under the Equity Pledge Agreement with the competent local authority. If BRE breaches its obligation, Green Grass WFOE, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests in order to recover these breached amounts. The Equity Pledge Agreements shall be continuously valid until all of the BRE Shareholders are no longer shareholders of BRE.

Equity Option Agreement.

Pursuant to a series of Equity Option Agreements among Green Grass WFOE, BRE and BRE Shareholders, Green Grass WFOE has the exclusive right to require the BRE Shareholders to fulfill and complete all approval and registration procedures required under PRC laws for Green Grass WFOE to purchase, or designate one or more persons to purchase, BRE Shareholders’ equity interests in BRE, once or at multiple times at any time in part or in whole at Green Grass WFOE’s sole and absolute discretion. The purchase price shall be the lowest price allowed by PRC laws (currently estimated to be RMB 1.00). If the purchase price is higher than RMB 1.00 to comply with PRC laws, BRE shall exempt Green Grass WFOE from the obligation of payment and agree that Green Grass WFOE shall not fulfill the payment. The Equity Option Agreements shall remain effective until all the equity interest owned by each BRE Shareholder has been legally transferred to WFOE or its designee(s).

Voting Rights Proxy and Finance Supporting Agreement.

Pursuant to the Voting Rights Proxy and Finance Supporting Agreements among Green Grass WFOE, BRE and BRE Shareholders, each BRE Shareholder irrevocably appointed Green Grass WFOE or Green Grass WFOE’s designee to exercise all his or her rights as BRE Shareholders under the Articles of Association of BRE, including but not limited to 1) propose to hold a shareholders’ meeting, 2) the power to exercise all shareholders’ voting rights with respect to all matters to be discussed and voted in the shareholders’ meeting of BRE, 3) exercise other voting rights the shareholders are entitled to under the laws of PRC promulgated from time to time, and 4) exercise other voting rights the shareholders are entitled to under the Articles of Association of BRE amended from time to time. In addition, Green Grass WFOE agrees to arrange for funds to be provided as necessary to BRE in connection with BRE’s business (the “Financial Support”) and agrees that should the business fails in the ordinary course of business, and as a result BRE is unable to repay the Financial Support, BRE shall have no repayment obligation. The term of the Voting Rights Proxy and Finance Supporting Agreements is 20 years, which can be extended only Green Grass WFOE gives its written consent of the extension of the agreement before expiration and BRE and BRE Shareholders shall agree with the extension without reserve.

The accompanying consolidated financial statements reflect the activities of Green Grass Cayman and each of the following entities:

Name	Background	Ownership
Green Grass BVI	· A British Virgin Islands company · Incorporated on May 15, 2019 · A holding company	100% owned by Green Grass Cayman
Green Grass HK	· A Hong Kong company · Incorporated on May 30, 2019 · A holding company	100% owned by BVI
Green Grass WFOE	· A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) · Incorporated on August 15, 2019 · Registered capital of $1,500,000 · A holding company	100% owned by HK
IMGG	· A PRC limited liability company · Incorporated on May 21, 2013 · Registered capital of $13,037,060 (RMB 80,000,000). · farming and agricultural harvesting services	VIE of Green Grass WFOE
BRE	· A PRC limited liability company · Incorporated on April 28, 2019 · Registered capital of $ 1,446,549 (RMB 10,000,000). · Contribution has not been made. · Online agricultural harvesting business	VIE of Green Grass WFOE
QQCY School (Unaudited)	· A PRC not-for-profit company · Incorporated on January 8, 2020 · Start-up funds of $43,188 (RMB 300,000). · Provide trainings of agricultural skills and technologies to local farmers	100% owned by IMGG

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-foreign owned enterprise (“WFOE”) and variable interest entities (“VIEs”) over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Noncontrolling interest

Non-controlling interest represents the portion of the net assets of a VIE attributable to interests that are not entitled by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating result is presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income (loss) for the year between non-controlling shareholders and the shareholders of the Company.

Use of estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The significant estimates and assumptions made in the preparation of the Company’s financial statements include allowance for doubtful accounts and fair value and useful lives of property, plant and equipment. Actual results could be materially different from those estimates.

Foreign currency translation

The reporting currency of the Company is the U.S. dollar. The Company in China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. The statement of income accounts are translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive (loss) income amounted to ($455,105) and $276,157 as of June 30, 2019 and 2018, respectively. The balance sheet amounts, with the exception of shareholders’ equity at June 30, 2019 and 2018 were translated at 6.87 RMB and 6.62 RMB to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for the years ended June 30, 2019 and 2018 were 6.83 RMB and 6.51 RMB to $1.00. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Revenue recognition

The Company recognized its revenue primarily when all of the following performance obligations are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

The Company sells two kinds of products: alfalfa and straw. The Company recognizes revenue when risk and title to the product is transferred upon pick-up by customers or shipment to customers by the Company. No customer has a right of return.

Service revenues are recognized when the contracted services have been rendered and accepted by customers. Payments received before all of the relevant criteria for revenue recognition are recorded as customer deposits.

Financial instruments

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument;

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest. Loan receivable on the consolidated balance sheets is recorded at carrying value, which approximates fair value as the borrower is one of the Company’s shareholders and the Company was willing to lend the money to the borrower at zero interest rate.

Cash and cash equivalents

The Company considers all highly liquid investments with the original maturity of three months or less at the date of purchase to be cash equivalents. The Company currently maintains substantially all of its day-to-day operating cash balances with major financial institutions within the PRC. As of June 30, 2019 and 2018, the Company had deposits in excess of federally insured limits totaling approximately $41,000 and $272,000 respectively outside the United States.

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 30 days. In establishing the required allowance for doubtful accounts, management considers historical experience, aging of the receivables, the economic environment, trends in the agricultural industry and the credit history and relationships with the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories

Inventories consist of raw materials, supplies and finished goods and are stated at the lower of cost or net realizable value, as determined using the first-in-first-out method. Management reviews inventories for obsolescence and cost in excess of net realizable value quarterly and records a reserve against the inventory when the carrying value exceeds net realizable value. Raw materials and supplies inventory consists primarily of seeds, agricultural supplies, containerboard, packaging materials, spare parts and fuel.

Growing crops

Expenditures on alfalfa growing crops are valued at the lower of cost or market and are deferred and such costs are accumulated until the time of harvest. The growing costs consist primarily of cultivation, irrigation and fertilization costs and classified as work-in-progress. The growing costs of cultivation are allocated into fifteen batches of crops and accumulated until the time of harvest, determined by the number of times the Company harvest its alfalfa in a one year period with a 5-year expected growing life of alfalfa. Such costs are deferred and charged to cost of products sold when the related crops is harvested and sold. As of June 30, 2019 and 2018, the long-term deferred growing costs classified in work-in-progress as current assets are immaterial.

Other receivables, net

Other receivables primarily include prepayments to be refunded by our suppliers if the supplies do not meet the Company’s specification needs, advances to employees, and amounts due from unrelated entities. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectible are written off against allowances after exhaustive efforts at collection are made. As of June 30, 2019 and 2018, allowance for the doubtful accounts were $260,855 and $268,556, respectively.

Prepayments and advances, net

Prepayments and advances are funds deposited or advanced to outside vendors for future inventory purchases. This amount is refundable and bears no interest. Management reviews its advances to vendors on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of June 30, 2019 and 2018, allowance for the doubtful accounts were $59,110 and $108,638, respectively.

Prepayment – related party

Prepayment – related party are fund deposited or advanced to related party vendor for production equipment purchases. This amount is refundable and bears no interest.

Deferred expenses

Deferred expenses consist primarily of prepaid land use rights usage fees on the growing crops. Such deferred expenses are billed by the local government at the end of each year. The deferred expenses are charged three times a year on a straight line basis determined by the number of times the Company harvest its alfalfa in a one year period and charged to cost of products sold when one batch of alfalfa is harvested and sold.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to operations as incurred while additions, renewals and improvements are capitalized. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method with 5% residual value.

The estimated useful lives of assets are as follows:

Useful life
Transportation equipment	4 years
Plants and machinery	10 years
Office equipment	3 years
Buildings and improvements	10-60 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of income and comprehensive income. Construction-in-progress represents contractor and labor costs. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Advances on equipment purchase

Advances on equipment purchase are funds deposited or advanced to outside vendors for future equipment purchases. As is standard practice in the PRC, many of the Company’s vendors require a certain amount to be deposited with them as a guarantee that the Company will complete its purchases on a timely basis. This amount is refundable and bears no interest. The Company has legally binding contracts with its vendors, which require any outstanding prepayments on non-specification equipment to be returned to the Company when such contracts end. Delinquent advances on equipment purchase balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of June 30, 2019 and 2018, allowance for the doubtful accounts were $353,487 and $0, respectively.

Prepaid IPO costs

Prepaid IPO costs consist primarily of expenses paid to attorneys, consultants, underwriters, and etc. related to its initial public offering. The balance will be offset with the proceeds received after the close of the offering.

Accounting for long-lived assets

The Company classifies its long-lived assets into: (i) machinery and equipment; (ii) transportation equipment; (iii) office and equipment; and (iv) buildings and improvements.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

If the value of an asset is determined to be impaired, the impairment to be recognized is measured in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or the fair value, less disposition costs.

There were no impairment charges for the years ended June 30, 2019 and 2018.

Customer deposits

Customer deposits represent amounts advanced by customers on product or services orders. Customer deposits are reduced when the related sale is recognized in accordance with the Company’s revenue recognition policy.

Leases

Leases are classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are recognized in the consolidated statements of income and comprehensive income on a straight-line basis over the lease terms.

Income taxes

The Company accounts for income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The Company is in the farming, forestry, animal husbandry and fishery industries and is qualified for the tax-free benefit under the Chinese Enterprise Income Tax (“EIT”) law. Therefore, no income tax was charged for the years ended June 30, 2019 and 2018.

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes,” which requires the Company to use the assets and liability method of accounting for income taxes. Under the assets and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss and tax credit carry forwards. Under this accounting standard, the effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all of, a deferred tax asset will not be realized.

ASC 740-10, “Accounting for Uncertainty in Income Taxes,” defines uncertainty in income taxes and the evaluation of a tax position as a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2017 to 2019 are subject to examination by any applicable tax authorities.

Value Added Tax

Enterprises or individuals who sell commodities, engage in repair and maintenance, or import and export goods in the PRC are subject to a value added tax. The standard VAT rate for the Company’s straw products was 10%-11% of gross sales in 2018 and 2019 and revenues are presented net of VAT. The Company’s alfalfa products was VAT tax-exempted.

Comprehensive income (loss)

Comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments.

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued.

Government subsidies

Government subsidies consist of subsidies provided by the local government to encourage the Company’s alfalfa farming business. Total revenue for government subsidies were $73,247 and $84,545 for the years ended June 30, 2019 and 2018, respectively, and are included in other income (expense), net in the accompanying consolidated statements of income and comprehensive income.

Earnings per share (“EPS”)

Basic earnings per share are computed by dividing income available to ordinary shareholders by the weighted average ordinary shares outstanding during the period. Diluted earnings per share take into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. Ordinary shares equivalents having an anti-dilutive effect on earnings per share are excluded from the calculation of diluted earnings per share. Dilution is computed by applying the treasury share method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase ordinary shares at the average market price during the period.

Subscription receivable

Subscription receivable represents unpaid capital contribution from its shareholders.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Except as discussed in Note 14 – Commitments and contingencies, the Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, “Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date for ASU 2014-09 by one year. For public entities, the guidance in ASU 2014-09 was effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods), which means it will be effective for the Company’s fiscal year beginning January 1, 2018. In March 2016, the FASB issued ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. In April 2016, the FASB issued ASU No. 2016-10, “Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which reduces the complexity when applying the guidance for identifying performance obligations and improves the operability and understandability of the license implementation guidance. In May 2016, the FASB issued ASU No. 2016-12 “Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which amends the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes. In December 2016, the FASB further issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers” (“ASU 2016-20”), which makes minor corrections or minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments are intended to address implementation and provide additional practical expedients to reduce the cost and complexity of applying the new revenue standard. These amendments have the same effective date as the new revenue standard. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 606 for annual reporting. As an “emerging growth company,” or EGC, the Company has elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2018, including interim periods within annual reporting periods beginning after December 15, 2019. The Company is planning to adopt Topic 606 for annual reporting after June 30, 2019 using the modified retrospective transition method, and is continuing to evaluate the impact our pending adoption of Topic 606 will have on the consolidated financial statements. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption assuming the Company will remain an emerging growth company at that date. Early adoption is permitted. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity’s filing with the SEC adopting ASC Topic 842 for annual reporting periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020. ASU 2019-10 granted a one-year extension for emerging growth company. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from inception of the lease based on the revised after tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in income of the year in which the tax law is enacted. The Company has not early adopted this update and it will become effective on July 1, 2021 assuming the Company will remain an emerging growth company at that date. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on the following eight specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business Combination; (4) Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The adoption of this ASU on July 1, 2018 did not have a material effect on the Company’s financial statements.

In October 2017, the FASB issued ASU No. 2017-17, Consolidation (Topic 810): Interests held through related parties that are under common control. The amendments in this ASU require that the reporting entity, in determining whether it satisfies the second characteristic of a primary beneficiary, to include all of its direct variable interests in a VIE and, on a proportionate basis, its indirect variable interests in a VIE held through related parties, including related parties that are under common control with the reporting entity. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. The adoption of this ASU on July 1, 2018 did not have a material effect on the Company’s financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update affect any entity that is required to apply the provisions of Topic 220, Income Statement – Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company does not believe the adoption of this ASU would have a material effect on the Company’s financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework —Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes, modifies and adds certain disclosure requirements in Topic 820 “Fair Value Measurement”. ASU 2018-13 eliminates certain disclosures related to transfers and the valuations process, modifies disclosures for investments that are valued based on net asset value, clarifies the measurement uncertainty disclosure, and requires additional disclosures for Level 3 fair value measurements. ASU 2018-13 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning July 1, 2023 assuming the Company will remain an emerging growth company at that date. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Note 3 – Variable interest entity (“VIE”)

Green Grass WFOE entered into the Contractual Arrangements with IMGG and BRE on September 6, 2019, upon consummation of the Reorganization. The significant terms of these Contractual Arrangements are summarized in “Note 1 - Nature of business and organization” above. As a result, the Company classifies IMGG and BRE as VIEs which should be consolidated based on the structure as described in Note 1.

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. Green Grass WFOE is deemed to have a controlling financial interest and be the primary beneficiary of IMGG and BRE because it has both of the following characteristics:

(1)	The power to direct activities at IMGG and BRE that most significantly impact such entity’s economic performance, and

(2)	The right to receive benefits from IMGG and BRE that could potentially be significant to such entities.

Pursuant to the Contractual Agreements, IMGG and BRE pays service fees equal to 98% and 100% of its net income to Green Grass WOFE, respectively. At the same time, Green Grass WOFE is entitled to receive 98% of IMGG’s expected residual returns and 100% of BRE’s expected residual returns. The Contractual Agreements are designed so that each variable interest entity operates for the benefit of the Company. Accordingly, the accounts of IMGG and BRE are consolidated in the accompanying consolidated financial statements pursuant to ASC 810-10, Consolidation. In addition, their financial positions and results of operations are included in the Company’s consolidated financial statements.

In addition, as all of these Contractual Agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit the Company’s ability to enforce these Contractual Agreements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event the Company is unable to enforce these Contractual Agreements, it may not be able to exert effective control over IMGG and its ability to conduct its business may be materially and adversely affected.

All of the Company’s main current operations are conducted through IMGG and are expected to be conducted through IMGG. Current regulations in China permit IMGG to pay dividends to the Company only out of its accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of IMGG to make dividends and other payments to the Company may be restricted by factors including changes in applicable foreign exchange and other laws and regulations.

The carrying amount of the VIE’s consolidated assets and liabilities are as follows:

	June 30, 2019	June 30, 2018

Current assets	$16,173,902	$9,468,437
Property and equipment, net	9,941,882	11,329,540
Other noncurrent assets	274,183	1,799,374
Total assets	26,389,967	22,597,351
Total liabilities	(1,267,397)	(2,597,157)
Net assets	$25,122,570	$20,000,194

The summarized operating results of the VIE’s are as follows:

	For the Year Ended June 30, 2019	For the Year Ended June 30, 2018

Operating revenues	$24,131,248	$22,080,450
Gross profit	$8,561,596	$6,013,075
Income from operations	$6,130,409	$4,866,073
Net income	$5,868,562	$5,107,109

Note 4 – Accounts receivable, net

Accounts receivable, net consisted of the following:

	June 30, 2019		June 30, 2018

Accounts receivable	$11,850,931	*	$1,534,565
Less: Allowance for doubtful accounts	(2,400,190)		(1,274,432)
Total accounts receivable, net	$9,450,741		$260,133

*	As of the date of this report, the Company collected $7,869,217 of the total accounts receivables existed at June 30, 2019.

Movement of allowance for doubtful accounts is as follows:

	Year Ended June 30, 2019	Year Ended June 30, 2018

Beginning balance	$1,274,432	$868,363
Provision for doubtful accounts	1,178,054	392,438
Exchange rate effect	(52,296)	13,631
Ending balance	$2,400,190	$1,274,432

Note 5 – Prepayments and advances, net

Prepayments and advances consisted of the following:

	June 30, 2019	June 30, 2018

Prepayments and advances	$909,164	$2,555,851
Less: Allowance for doubtful accounts	(59,110)	(108,638)
Total prepayments and advances, net	$850,054	$2,447,213

Movement of allowance for doubtful accounts is as follows:

	Year ended June 30, 2019	Year ended June 30, 2018

Beginning balance	$108,638	$67,124
Provision for doubtful accounts	(45,934)	40,643
Exchange rate effect	(3,594)	871
Ending balance	$59,110	$108,638

Note 6 – Inventories

Inventories consist of the following:

	June 30, 2019	June 30, 2018

Raw materials and supplies	$461,563	$860,483
Work-in-progress	304,133	1,722,110
Finished goods	77,078	120,609
Total inventories	$842,774	$2,703,202

Note 7 – Deferred expenses

Deferred expenses consist of the following:

	June 30, 2019	June 30, 2018

Deferred land use rights usage fees	$3,225,615	$3,410,692

As of July 30, 2019, the expected amortization expense are estimated as follows:

Twelve Months Ending June 30,	Estimated Amortization Expense

2020	$3,225,615
Thereafter	-
Total deferred expenses	$3,225,615

Note 8 – Property, plant and equipment, net

Property, plants and equipment consist of the following:

	June 30, 2019	June 30, 2018

Buildings and improvements	$6,475,353	$6,543,333
Machinery and equipment	6,617,050	6,795,117
Transportation equipment	62,157	64,450
Office equipment	11,772	7,340
Construction in progress	39,141	30,200
Total	13,205,473	13,440,440
Less: Accumulated depreciation	(3,263,591)	(2,110,900)
Plants and equipment, net	$9,941,882	$11,329,540

Construction-in-progress represents contractor and labor costs, design fees and inspection fees in connection with the construction with the assembling a straw biomass cleaning production line. No depreciation is provided for construction-in-progress until it is completed and placed into service. As of June 30, 2019, the construction-in-progress is estimated to be completed by December 2019 with additional costs of approximately $10,000.

Depreciation expense amounted to approximately $1.2 million and $0.8 million for the years ended June 30, 2019 and 2018, respectively.

Note 9 – Credit Facilities

Long-term bank loan:

Outstanding balances on long-term bank loan consisted of the following:

	June 30, 2019	June 30, 2018

Loan from China Everbright Bank, with an interest rate of 8.32% per annum, due April 2019, guaranteed by Mr. Jian Sun, Mr. Jingquan Duan, Mr. Hongru Zheng, Inner Mongolia Qianhe Guarantee Investment Co. (“Qianhe Investment”), Ltd. and their individual stocks in IMGG.	$-	$1,963,000
Less: Current portion	-	(1,963,000)
Long-term bank loan	$-	$-

Mr. Jian Sun is the Company’s Chief Executive Officer (“CEO”) and major shareholder. Mr. Jingquan Duan, Mr. Hongru Zheng and Qianhe Investment are the other shareholders of the Company. Also see Note 10 – Related party transactions.

Interest expense was approximately $0.1 million and $0.3 million for the years ended June 30, 2019 and 2018, respectively.

Note 10 – Related party transactions

Purchases - related party

Name of related party	Relationship	June 30, 2019	June 30, 2018

Beijing Shijijiujiu Technology Development Co. (“BJ Shijijiujiu”)	CEO of BJ Shijijiujiu became a 6.53% shareholder of IMGG and legal representative of BRE in 2019	$1,846,510	$-

Other receivables - related parties

Other receivables - related parties are mostly nontrade receivables arising from transactions between the Company and certain related parties, such as advances to these related parties. These advances are unsecured, non-interest bearing and due on demand. The Company also advanced funds to related cooperatives for daily operating purposes, and those funds was returned to the Company as of the date of this report.

Other receivables – related parties consisted of the following:

Name of related party	Relationship	June 30, 2019		June 30, 2018

Fengzhen Tianli Farm Machinery and Farmers Professional Cooperative	President is the Controller of the Company	$53,882		$-
Fengzhen Tiankangyuan Cultivation Farmers Professional Cooperative	President is the Secretary of the Company	796,592		-
Jian Sun	CEO of the Company	568,110		275,664
Li’e Xing	Relative of CEO’s spouse	-		78,520
		$1,418,584	*	$354,184

*	As of the date of this report, the full balance has been repaid by the related parties.

Other payables – related parties

Other payables – related parties are those nontrade payables arising from transactions between the Company and certain related parties, such as advanced made by the related party on behalf of the Company. This advance is unsecured and non-interest bearing. Current payables are due on demand.

Other payables – related parties consisted of the following:

Name of related party	Relationship	June 30, 2019	June 30, 2018

Jingquan Duan	10% shareholder of IMGG and 0.4% after March 5, 2019	$43,688	$45,300
Liling Wei	Director of IMGG	43,688	-
Chen Wang	Secretary of CEO	-	1,510
Fengzhen Ruili Farm Machinery and Farmers Professional Cooperative	Legal representative is the secretary of the Company's CEO	37	-
Fengzhen Lifeng Cultivation Farmers Professional Cooperative	Legal representative is the secretary of the Company's CEO	8	-
		$87,421	$46,810

Prepayment – related party

The Company made a prepayment of approximately $0.3 million to BJ Shijijiujiu, whose CEO became a 6.53% shareholder of IMGG and legal representative of BRE in 2019. The prepayment was for production equipment purchases.

Loan receivable – related party

The Company loaned approximately $1.8 million (RMB 12,000,000) to Qianhe Investment, a shareholder of the Company, on August 25, 2015. The loan matures on August 24, 2020 and carries no interest. As of June 30, 2019 and 2018, the outstanding balance of the loan receivable – related party was $0 and approximately $1.4 million, respectively.

Note 11 – Income taxes

(a)	Corporate income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Green Grass BVI is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Green Grass HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Blue Hat HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Green Grass WFOE and IMGG are governed by the income tax laws of the PRC. Income tax provisions with respect to operations in the PRC are calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Chinese Enterprise Income Tax (“EIT”) law, the statutory corporate income tax rate applicable to most companies is 25%. Farming of alfalfa, wasteland transformation and agriculture harvesting business lines are in the farming, forestry, animal husbandry and fishery industries and qualified for the tax-free benefit under the EIT. Biomass raw materials collection and processing business line is not qualified for the tax-free benefit under EIT and the income tax rate applicable to it is 25%. The biomass raw materials collection and processing business line had resulted in breakeven point after certain operating expenses being offset with its gross profit for the years ended June 30, 2019 and 2018, therefore, no income tax was charged for the years ended June 30, 2019 and 2018. Tax savings for the years ended June 30, 2019 and 2018 amounted to $1,467,141 and $1,276,777, respectively. The Company’s basic and diluted earnings per share would have been lowered by $0.05 and $0.04 per share for the years ended June 30, 2019 and 2018, respectively, without the preferential tax rate reduction.

(b)	Uncertain tax positions

There were no uncertain tax positions As of June 30, 2019 and 2018, management does not anticipate any potential future adjustments which would result in a material change to its tax positions. For the years ended June 30, 2019 and 2018, the Company did not incur any tax related interest or penalties.

(c)	Value added tax

The Company’s straw products that are sold in the PRC were subject to a Chinese value-added tax at a rate of 10% of the gross sales price in 2018 and 2019 or at a rate approved by the Chinese local government. This VAT may be offset by the VAT paid by the Company on raw materials and other materials included in the cost of producing the finished product. The Company’s alfalfa products was VAT tax-exempted.

Taxes payable consisted of the following:

	June 30, 2019	June 30, 2018

VAT taxes payable	$136,291	$179,319
Other taxes payable	11,066	11,722
Totals	$147,357	$191,041

Note 12 – Employee post-retirement benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The Company’s contributions of employment benefits were $76,204 and $57,921 for the years ended June 30, 2019 and 2018, respectively.

Note 13 – Shareholders' equity

Ordinary shares

Green Grass Cayman was established under the laws of Cayman Islands on May 10, 2019. The authorized number of ordinary shares was 500,000,000 share with a par value of US$0.0001.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by IMGG and BRE (collectively “Green Grass PRC entities”) only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Green Grass PRC entities.

Green Grass PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, Green Grass PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Green Grass PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, Green Grass PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Green Grass PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of June 30, 2019 and 2018, amounts restricted are the paid-in-capital and statutory reserve of Green Grass PRC entities, which amounted to $14,156,255, and $13,569,393 respectively.

Statutory reserves

During the years ended June 30, 2019 and 2018, Green Grass PRC entities collectively attributed $586,862 and $510,711 of retained earnings for their statutory reserves, respectively.

Note 14 – Commitments and contingencies

Lease Commitments

The Company has a lease agreement for a total 74,220 mu of farmlands with the Fengzhen government. The lease agreement will expire on December 31, 2027 with annual payments of approximately $3.4 million. The Company also has lease agreements for two office spaces, one employee housing and one storage place expiring in April 2024.

Operating lease expenses are allocated between the cost of revenue and selling, general, and administrative expenses. Total operating lease expenses were approximately $3.5 million and $3.4 million for the years ended June 30, 2019 and 2018, respectively. Future annual lease payments under non-cancelable operating leases with a term of one year or more consist of the following:

Twelve months ending June 30,	Amount
2020	$3,390,000
2021	3,356,000
2022	3,349,000
2023	3,347,000
2024	3,339,000
Thereafter	11,581,000
Total	$28,362,000

Cooperative Commitments

In June 2019, the Company signed four pastoral complex cooperative agreements with two third parties to jointly develop pastoral tourism in four towns in the City of Fengzhen. The Company makes all the investments, and the third parties are responsible for coordination and construction. The Company needs to pay approximately $1,450,000 (RMB 10,000,000) for each project to the third party after signing the cooperative agreements and needs to pay approximately $4,395,000 to approximately $7,325,000 for each project depending on the project budget to the third parties after receiving the approval from the local government. The target construction period of each project is five years. Eighty percent of net profit belongs to the Company, and the third parties receives 20% of net profit of each individual project.

Future annual payments of the cooperative commitments consist of the following:

Twelve months ending June 30,	Amount
2020	$5,860,000
After approval	24,904,000
Total	$30,764,000

The Company made a total of $2,923,862 (RMB 20,000,000) for four signed cooperative agreements to the third parties in August and September 2019.

Contingencies

The Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

In February 2017, IMGG was sued as a co-defendant as a co-guarantor of an approximately $3.0 million (RMB 20.0 million) loan for which one of the IMGG’s shareholders are the borrowers of this loan from Zhongcai Jiali Investment Co. Ltd. (“Zhongcai” or the “plaintiff”). In March 2017, the court ordered to freeze approximately $3.8 million (RMB 25.0 million) worth of tangible property value and bank accounts of Mr. Jian Sun, the Company’s CEO and the co-defendant and co-guarantor of this case. In November 2018, the People’s Court of China issued a verdict for IMGG to repay the plaintiff of principal balance of approximately $1.2 million (RMB 7,757,147) plus interest of approximately $0.4 million (RMB 2,540,094) incurred up to October 31, 2019. On October 26, 2019, Mr. Sun settled the payment terms and the final amount with Zhongcai. According to the settlement agreement, IMGG and Mr. Jian Sun shall repay the plaintiff the principal balance plus interest incurred up to October 31, 2019 for a total of approximately $1.8 million (RMB 12,500,000) before October 31, 2019. Mr. Jian Sun agreed to waive the right to pursue liabilities of IMGG and paid the full settlement amount on October 28, 2019 and the case was closed upon the settlement payment by Mr. Sun.

In May 2019, Beijing Jianyin Wealth Investment Center (“Jianyin”) applied for arbitration proceeding Beijing Arbitration Commission against IMGG for repayment of an approximately $0.2 million (RMB 1,599,750). On January 6, 2017, Jianyin and IMGG signed a financial advisory agreement under which Jianyin would introduce and raise at least RMB 40 million for IMGG and IMGG agreed to pay a 4% fee for the amount raised by Jianyin for IMGG. Jianyin introduced two investors which purchased certain shares from the existing shareholders of IMGG in 2017 and 2018. The parties disagreed on whether such share purchase were subject to the advisory agreement between IMGG and Jianyin. On October 9, 2019, Beijing Arbitration Commission made the verdict that IMGG shall pay Jianyin the full amount agreed in the agreement, interest accumulated to the date of payments, attorney fees of claimant and arbitration fee for a total of approximately $0.3 million (RMB 1,831,427). Jianyin has applied to the court for the enforcement of such arbitration award. IMGG is in discussion for the settlement of the enforcement of the judgment. As of June 30, 2019, approximately $0.3 million has been accrued as accrued liabilities in the accompanying consolidated balance sheets.

Note 15 - Concentrations of risk

Credit Risk

The Company is exposed to credit risk from its cash in bank and fixed deposits, and accounts receivable, other receivables and advances on equipment purchases.

As of June 30, 2019 and 2018, approximately $41,000 and $0.3 million were deposited with banks located outside the United States, respectively. These balances are not covered by insurance. While management believes that the credit risk on cash in bank and fixed deposits is limited because the counterparties are recognized financial institutions.

Accounts receivable, other receivables, prepayments and advances are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC’). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

Our functional currency is RMB, and our financial statements are presented in U.S. dollars. The RMB started to appreciate during 2017 and depreciated during year ended June 30, 2019. Compared with the lowest point of RMB versus U.S. dollars in 2017, the RMB has depreciated by 4.7% compared to the exchange rate as of June 30, 2019. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on U.S. dollar amount available to the Company.

Customer Concentration Risk

For the years ended June 30, 2019 and 2018, no customer accounted for more than 10.0% of total revenues.

As of June 30, 2019 and 2018, no customer accounted for more than 10.0% of the total balance of accounts receivable.

Vendor Concentration Risk

For the year ended June 30, 2019, the Company had three vendors accounting for approximately 31.3%, 22.8% and 13.0% of total purchases. For the year ended June 30, 2018, the Company had five vendors accounting for approximately 30.6%, 20.4%, 17.7%, 11.4% and 10.9% of total purchases.

As of June 30, 2019, two vendors accounted for approximately 41.4% and 37.3% of the total balance of accounts payable. As of June 30, 2018, four vendors accounted for approximately 27.8%, 25.5%, 23.4% and 10.9% of the total balance of accounts payable.

Note 16 – Segment reporting

The Company follows ASC 280, Segment Reporting, which requires that companies to disclose segment data based on how management makes decision about allocating resources to each segment and evaluating their performances. The Company has one reporting segment. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company considers itself to be operating within one reportable segment. The Company’s revenues and net income are substantially derived from alfalfa revenue, straw revenue and service revenue.

Disaggregated information of revenues by business lines are as follows:

	For the Year ended June 30, 2019	For the Year ended June 30, 2018

Alfalfa revenue	$15,589,852	$13,851,324
Straw revenue	153,953	71,475
Service revenue	8,387,443	8,157,651
Total revenues	$24,131,248	$22,080,450

Note 17 – Subsequent events (Unaudited)

On January 8, 2020, IMGG established Wulanchabu Green Grass Yuan Professional Training School (“QQCY School”) as a private non-enterprise entity for the training of driving and maintenance of agricultural machinery, modern agriculture technologies, cultivation and pest control of fruit trees, livestock farming, plant protection, conservation of water and soil. The QQCY School is a not-for-profit entity.

Note 18 – Condensed financial information of the parent company

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiary did not pay any dividend to the Company for the years presented. For the purpose of presenting parent only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “share of income of subsidiary”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2019 and 2018.

PARENT COMPANY BALANCE SHEETS

	June 30, 2019	June 30, 2018

ASSETS
OTHER ASSETS
Investment in subsidiaries	$24,620,120	$19,600,190

Total assets	$24,620,120	$19,600,190

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	$-	$-

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 30,000,000 shares issued and outstanding as of June 30, 2019 and 2018, respectively	3,000	3,000
Subscription receivable	(3,000)	(3,000)
Additional paid-in capital	12,776,319	12,776,319
Retained earnings	10,918,970	5,754,640
Statutory reserves	1,379,936	793,704
Accumulated other comprehensive (loss) income	(455,105)	276,157
Total shareholders’ equity	24,620,120	19,600,190

Total liabilities and shareholders’ equity	$24,620,120	$19,600,190

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended June 30,
	2019	2018

EQUITY INCOME OF SUBSIDIARIES AND VIES	$5,751,192	$5,004,967

NET INCOME	5,751,192	5,004,967
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(731,262)	251,272
COMPREHENSIVE INCOME	$5,019,930	$5,256,239

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,751,192	$5,004,967
Adjustments to reconcile net income to cash used in operating activities:
Equity income of subsidiaries and VIEs	(5,751,192)	(5,004,967)
Net cash used in operating activities	—	—

CHANGES IN CASH AND CASH EQUIVALENTS	—	—

CASH AND CASH EQUIVALENTS, beginning of year	—	—

CASH AND CASH EQUIVALENTS, end of year	$—	$—

__ Ordinary Shares

Green Grass Ecological Technology Development Co., Ltd.

Until ●, 2020 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The date of this prospectus is ●, 2020.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.  Indemnification of Directors and Officers

We are a Cayman Islands exempted company.  Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.  Our articles of association provide for indemnification of our officers and directors for any liability incurred in their capacities as such, except through their own willful negligence or default.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.  Recent Sales of Unregistered Securities

During the past three years, we have issued the following ordinary shares. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering. No underwriters were involved in these issuances of ordinary shares.

Purchaser	Date of Issuance	Number of Ordinary Shares	Consideration
Jian Grasslands Holdings Limited	May 10, 2019	12,000,000	$1,200
Ruhong Grasslands Holdings Limited	May 10, 2019	1,200,000	$120
Lihua Grasslands Holdings Limited	May 10, 2019	3,300,000	$330
Liling Grasslands Holdings Limited	May 10, 2019	2,784,600	$278.64
Jingquan Grasslands Holdings Limited	May 10, 2019	112,500	$11.25
Xianhao Grasslands Holdings Limited	May 10, 2019	2,887,500	$288.75
Jinyi Grasslands Holdings Limited	May 10, 2019	1,959,900	$195.99
XIAO Grasslands Holdings Limited	May 10, 2019	3,240,000	$324
Zhiming Grasslands Holdings Limited	May 10, 2019	487,500	$48.75
Dongmei Grasslands Holdings Limited	May 10, 2019	198,000	$19.80
JIN Grasslands Holdings Limited	May 10, 2019	600,000	$60
Ruiyu Grasslands Holdings Limited	May 17, 2019	1,230,000	$123

ITEM 8.  Exhibits and Financial Statement Schedules

(a) Exhibits

The following exhibits are filed as part of this registration statement:

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
3.1	Certificate of Incorporation**
3.2	Memorandum of Association**
3.3	Articles of Association**
5.1	Opinion of Maples and Calder (Hong Kong) LLP as to the legality of the shares*
5.2	Opinion of Allbright Law Offices*
8.1	Opinion of Foster Garvey, P.C. regarding certain U.S. tax matters*
10.1	Technical Consultation and Service Agreement, by and between Inner Mongolia Green Grass Yuan Ecological Technology Development Co., Ltd. and the WFOE of the Registrant.**
10.2	Equity Pledge Agreement, by and among Inner Mongolia Green Grass Yuan Ecological Technology Development Co., Ltd., its shareholders and the WFOE of the Registrant.**
10.3	Equity Option Agreement, by and among Inner Mongolia Green Grass Yuan Ecological Technology Development Co., Ltd., its shareholders and the WFOE of the Registrant.**
10.4	Voting Rights Proxy and Finance Supporting Agreement, by and among Inner Mongolia Green Grass Yuan Ecological Technology Development Co., Ltd., its shareholders and the WFOE of the Registrant.**
10.5	Technical Consultation and Service Agreement, by and between Beijing Rongshiyuan Ecological Technology Development Co., Ltd. and the WFOE of the Registrant.**
10.6	Equity Pledge Agreement, by and among Beijing Rongshiyuan Ecological Technology Development Co., Ltd., its shareholders and the WFOE of the Registrant.**
10.7	Equity Option Agreement, by and among Beijing Rongshiyuan Ecological Technology Development Co., Ltd., its shareholders and the WFOE of the Registrant.**
10.8	Voting Rights Proxy and Finance Supporting Agreement, by and among Beijing Rongshiyuan Ecological Technology Development Co., Ltd., its shareholders and the WFOE of the Registrant.**
10.9	Form of Employment Agreement between the Registrant and executive officers of the Registrant †**
21.1	List of subsidiaries of the Registrant**
23.1	Consent of Friedman LLP *
23.2	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1) *
23.3	Consent of Allbright Law Offices (included in Exhibit 5.2)*
23.4	Consent of Foster Garvey, P.C. (included in Exhibit 8.1)*
23.5	Consent of Frost & Sullivan *
24.1	Power of Attorney (included on the signature page of this Registration Statement)

*	To be filed by amendment
**	Previously filed
***	Filed herewith
†	Management contract or compensatory arrangement

ITEM 9.  Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F (17 CFR 249.220f)” at the start of any delayed offering or throughout a continuous offering.

(5)(ii) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of _______, on __, 2020.

Green Grass Ecological Technology Development Co., Ltd.

By:	/s/
Name:	Jian Sun
Title:	Chief Executive Officer and Chairman of Board
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each of the undersigned officers and directors of Green Grass Ecological Technology Development Co., Ltd. hereby constitutes and appoints Mr. Jian Sun and Mr. Jingquan Duan or either of them individually, such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for and in such person’s name, place and stead, in the capacities indicated below, to sign this Registration Statement on Form F-1 of Green Grass Ecological Technology Development Co., Ltd. and any and all amendments (including post-effective amendments) thereto, and to file or cause to be filed the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might, or could, do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/	Chief Executive Officer and	__, 2020
Jian Sun	Chairman of Board (Principal Executive Officer)

/s/	Chief Financial Officer	__, 2020
Haiqing Wen	(Principal Financial Officer and Principal Accounting Officer)

/s/		__, 2020
Jingquan Duan	Director

/s/		__, 2020
Qiang (John) Chen	Director

/s/		__, 2020
Gentu Ge	Director

/s/		__, 2020
Qingfeng Li	Director

SIGNATURE OF AUTHORIZED UNITED STATES REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Green Grass Ecological Technology Development Co., Ltd. has signed this registration statement on the __ day of __, 2020.

Authorized U.S. Representative
/s/
Name: Title: